      As filed with the Securities and Exchange Commission on December 26, 2007.

                                                     Registration No. 333-146590
                                                                        811-6584

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                          PRE-EFFECTIVE AMENDMENT NO. 2


                                     and/or

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940


                                AMENDMENT NO. 36


                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK
                               SEPARATE ACCOUNT A
        (formerly, The Manufacturers Life Insurance Company of New York)
                           (Exact name of Registrant)

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK
        (formerly, The Manufacturers Life Insurance Company of New York)
                               (Name of Depositor)

                       100 Summit Lake Drive, Second Floor
                            Valhalla, New York 10595
              (Address of Depositor's Principal Executive Offices)

                                 (914) 773-0708
               (Depositor's Telephone Number Including Area Code)

                             Thomas J. Loftus, Esq.
                 John Hancock Life Insurance Company of New York
                               601 Congress Street
                                Boston, MA 02210
                     (Name and Address of Agent for Service)

                                    Copy to:
                              John W. Blouch, Esq.
                               Dykema Gossett PLLC
                                 Suite 300 West
                                1300 I Street, NS
                            Washington, DC 20005-3306


Approximate Date of Proposed Public Offering: January 18, 2008


Title of Securities Being Registered: Variable Annuity Insurance Contracts

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                     PART A

                      INFORMATION REQUIRED IN A PROSPECTUS

               (Venture(R) Opportunity A Share Variable Annuity)
                          (currently issued contracts)

(JOHN HANCOCK(R) LOGO)                       Prospectus dated [January 18, 2008]



                 Venture(R) Opportunity A Share Variable Annuity



This Prospectus describes interests in VENTURE(R) OPPORTUNITY A SHARE flexible Purchase Payment deferred variable annuity contracts (singly, a "Contract" and collectively, the "Contracts") issued by JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) ("John Hancock USA") in all jurisdictions except New York, or by JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK ("John Hancock New York") in New York. Unless otherwise specified, "we," "us," "our," or a "Company" refers to the applicable issuing Company of a Contract. You, the Contract Owner, should refer to the first page of your Venture(R) Opportunity A Share Variable Annuity Contract for the name of your issuing Company.



VARIABLE INVESTMENT OPTIONS. You may allocate Contract Values or additional Purchase Payments, to the extent permitted under your Contract, in Variable Investment Options. If you do, we will measure your Contract Value (other than value allocated to a DCA Fixed Investment Option) and Variable Annuity payments according to the investment performance of applicable Sub-Accounts of JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H or, in the case of John Hancock New York, applicable Sub-Accounts of JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A (singly, a "Separate Account" and collectively, the "Separate Accounts"). Each Sub-Account invests in one of the following Funds of John Hancock Trust that corresponds to a Variable Investment Option that we make available on the date of this Prospectus. JHIMS LLC is the investment adviser to the John Hancock Trust. We show the Fund's manager (i.e. subadviser) in bold above the name of the Fund:



CAPITAL RESEARCH AND MANAGEMENT COMPANY
(Adviser to the American Fund Insurance Series)
   American Asset Allocation Trust
   American Blue Chip Income and Growth Trust
   American Bond Trust
   American Global Growth Trust
   American Global Small Capitalization Trust
   American Growth Trust
   American Growth-Income Trust
   American High-Income Bond Trust
   American International Trust
   American New World Trust
DAVIS SELECTED ADVISERS, L.P.
   Fundamental Value Trust
FRANKLIN MUTUAL ADVISORS LLC
   Mutual Shares Trust
GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC
   International Core Trust
LEGG MASON CAPITAL MANAGEMENT, INC.
   Core Equity Trust
LORD, ABBETT & CO., LLC
   All Cap Value Trust
   Mid Cap Value Trust
MFC GLOBAL INVESTMENT MANAGEMENT (U.S.), LLC
   Small Cap Intrinsic Value Trust
MFC GLOBAL INVESTMENT MANAGEMENT (U.S.A.) LIMITED
   American Fundamental Holdings Trust
   Franklin Templeton Founding Allocation Trust
   Lifestyle Balanced Trust
   Lifestyle Conservative Trust
   Lifestyle Growth Trust
   Lifestyle Moderate Trust
   Money Market Trust
PACIFIC INVESTMENT MANAGEMENT COMPANY LLC
   Global Bond Trust
   Total Return Trust
TEMPLETON GLOBAL ADVISORS LIMITED
   Global Trust
TEMPLETON INVESTMENT COUNSEL, LLC
   International Small Cap Trust
   International Value Trust
   Global Trust
VAN KAMPEN
   Value Trust
WELLINGTON MANAGEMENT COMPANY, LLP
   Core Allocation PlusTrust
   Investment Quality Bond Trust
   Mid Cap Intersection Trust
   Mid Cap Stock Trust
   Small Cap Growth Trust
   Small Cap Value Trust


CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR INSURED, GUARANTEED OR ENDORSED BY, ANY BANK, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY. PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. IT CONTAINS INFORMATION ABOUT THE SEPARATE ACCOUNTS AND THE VARIABLE INVESTMENT OPTIONS THAT YOU SHOULD KNOW BEFORE INVESTING. THE CONTRACTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION ("SEC"). NEITHER THE SEC NOR ANY STATE HAS DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


Venture Opportunity A Share


JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

ANNUITIES SERVICE CENTER    MAILING ADDRESS
164 Corporate Drive         Post Office Box 9505
Portsmouth, NH 03801-6815   Portsmouth, NH 03802-9505
(617) 663-3000 or           www.jhannuities.com
(800) 344-1029

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

ANNUITIES SERVICE CENTER    MAILING ADDRESS
164 Corporate Drive         Post Office Box 9506
Portsmouth, NH 03801-6815   Portsmouth, NH 03802-9506
(877) 391-3748 or           www.jhannuitiesnewyork.com
(800) 551-2078

                                Table of Contents


I. GLOSSARY OF SPECIAL TERMS..............................................     1
II. OVERVIEW..............................................................     3
III. FEE TABLES...........................................................     8
   EXAMPLES...............................................................    10
IV. GENERAL INFORMATION ABOUT US, THE SEPARATE ACCOUNTS AND THE FUNDS.....    13
   THE COMPANIES..........................................................    13
   THE SEPARATE ACCOUNTS..................................................    13
   THE FUNDS..............................................................    14
   VOTING INTEREST........................................................    19
V. DESCRIPTION OF THE CONTRACT............................................    20
   ELIGIBLE PLANS.........................................................    20
   ACCUMULATION PERIOD PROVISIONS.........................................    20
      Purchase Payments...................................................    20
      Accumulation Units..................................................    21
      Value of Accumulation Units.........................................    21
      Net Investment Factor...............................................    21
      Transfers Among Investment Options..................................    22
      Maximum Number of Investment Options................................    23
      Telephone and Electronic Transactions...............................    23
      Special Transfer Services-Dollar Cost Averaging.....................    23
      Special Transfer Services-Asset Rebalancing Program.................    24
      Withdrawals.........................................................    24
      Special Withdrawal Services-The Systematic Withdrawal Program.......    25
      Death Benefit During Accumulation Period............................    25
   PAY-OUT PERIOD PROVISIONS..............................................    26
      General.............................................................    26
      Annuity Options.....................................................    27
      Determination of Amount of the First Variable Annuity Payment.......    29
      Annuity Units and the Determination of Subsequent Variable Annuity
      Payments............................................................    29
      Transfers During Pay-out Period.....................................    30
      Death Benefit During Pay-out Period.................................    30
   OTHER CONTRACT PROVISIONS..............................................    30
      Right to Review.....................................................    30
      Ownership...........................................................    31
      Annuitant...........................................................    31
      Beneficiary.........................................................    31
      Modification........................................................    31
      Our Approval........................................................    31
      Misstatement and Proof of Age, Sex or Survival......................    31
      Loans...............................................................    32
VI. OPTIONAL BENEFITS.....................................................    33
   INCOME PLUS FOR LIFE SERIES GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDER
   DEFINITIONS............................................................    35
   INVESTMENT OPTIONS UNDER INCOME PLUS FOR LIFE SERIES GUARANTEED MINIMUM
   WITHDRAWAL BENEFIT RIDERS..............................................    38
   FEATURES OF INCOME PLUS FOR LIFE SERIES GUARANTEED MINIMUM WITHDRAWAL
   BENEFIT RIDERS.........................................................    39
      Income Plus for Life................................................    39
      Income Plus for Life - Joint Life...................................    44
   ANNUAL STEP DEATH BENEFIT..............................................    48
VII. CHARGES AND DEDUCTIONS...............................................    50
   FRONT-END SALES CHARGES................................................    50
   WITHDRAWAL CHARGES.....................................................    51
   ANNUAL CONTRACT FEE....................................................    51
   ASSET-BASED CHARGES....................................................    52
      Daily Administration Fee............................................    52
      Mortality and Expense Risks Fee.....................................    52
   REDUCTION OR ELIMINATION OF CHARGES AND DEDUCTIONS.....................    52
   PREMIUM TAXES..........................................................    53
VIII. FEDERAL TAX MATTERS.................................................    54
   INTRODUCTION...........................................................    54
   OUR TAX STATUS.........................................................    54
   SPECIAL CONSIDERATIONS FOR OPTIONAL BENEFITS...........................    54
   CHARITABLE REMAINDER TRUSTS............................................    54
   NON-QUALIFIED CONTRACTS................................................    55
      Undistributed Gains.................................................    55
      Taxation of Annuity Payments........................................    55
      Surrenders, Withdrawals and Death Benefits..........................    55
      Taxation of Death Benefit Proceeds..................................    55
      Penalty Tax on Premature Distributions..............................    56
      Puerto Rico Non-Qualified Contracts.................................    56
      Diversification Requirements........................................    56
   QUALIFIED CONTRACTS....................................................    57
      Penalty Tax on Premature Distributions..............................    58
      Tax-Free Rollovers..................................................    58
      Loans...............................................................    59
      Puerto Rico Contracts Issued to Fund Retirement Plans...............    59
   SEE YOUR OWN TAX ADVISER...............................................    59
IX. GENERAL MATTERS.......................................................    60
   RESTRICTIONS UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM...............    60
   DISTRIBUTION OF CONTRACTS..............................................    60
      Standard Compensation...............................................    60
      Revenue Sharing and Additional Compensation.........................    61
      Differential Compensation...........................................    61
   CONFIRMATION STATEMENTS................................................    61
   REINSURANCE ARRANGEMENTS...............................................    61
APPENDIX A: EXAMPLES OF CALCULATION OF WITHDRAWAL CHARGES.................   A-1
APPENDIX B: GUARANTEED MINIMUM WITHDRAWAL BENEFIT EXAMPLES................   B-1
APPENDIX C: QUALIFIED PLAN TYPES..........................................   C-1

We provide additional information about the Contracts and the Separate Account, including information on our history, the accumulation unit value tables, services provided to the Separate Account and legal and regulatory matters, in Statements of Additional Information. We filed the Statement of Additional Information with the SEC on the same date as this Prospectus and incorporate it herein by reference. You may obtain a copy of the current Statement of Additional Information without charge by contacting us at the Annuities Service Center shown on the first page of this Prospectus. The SEC also maintains a Web site (http://www.sec.gov) that contains the Statements of Additional Information and other information about us, the Contracts and the Separate Accounts. We list the Table of Contents of the Statements of Additional Information below.

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H

Statement of Additional Information

Table of Contents

General Information and History...........................................
Accumulation Unit Value Tables............................................
Services..................................................................
   Independent Registered Public Accounting Firm..........................
   Servicing Agent........................................................
   Principal Underwriter..................................................
   Special Compensation and Reimbursement Arrangements....................
Legal and Regulatory Matters..............................................
Appendix A: Audited Financial Statements..................................   A-

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A

Statement of Additional Information

Table of Contents

General Information and History...........................................
Accumulation Unit Value Tables............................................
Services..................................................................
   Independent Registered Public Accounting Firm..........................
   Servicing Agent........................................................
   Principal Underwriter..................................................
   Special Compensation and Reimbursement Arrangements....................
Legal and Regulatory Matters..............................................
Appendix A: Audited Financial Statements..................................   A-

                          I. Glossary of Special Terms

The following terms as used in this Prospectus have the indicated meanings. We also define other terms in specific sections of this Prospectus.

ACCUMULATION PERIOD: The period between the issue date of the Contract and its Annuity Commencement Date.

ANNUITANT: Any natural person or persons to whom annuity payments are made and whose life is used to determine the duration of annuity payments involving life contingencies. If the Contract Owner names more than one person as an "Annuitant", the second person named is referred to as "co-Annuitant." The "Annuitant" and "co-Annuitant" are referred to collectively as "Annuitant." The "Annuitant" is as designated on the Contract specification page or in the application, unless changed. The Annuitant becomes the Owner of the Contract during the Pay-out Period.

ANNUITIES SERVICE CENTER: The mailing address of our service office is listed on the first page of this Prospectus. You can send overnight mail to us at 164 Corporate Drive, Portsmouth, NH 03801-6815.

ANNUITY COMMENCEMENT DATE: The date on which the Pay-out Period commences and we begin to make annuity payments to the Annuitant. The Annuity Commencement Date is the date specified on the Contract specifications page, unless changed.

ANNUITY OPTION: The method selected by the Contract Owner (or as specified in the Contract if no selection is made) for annuity payments made by us.

ANNUITY UNIT: A unit of measure that is used after the election of an Annuity Option to calculate Variable Annuity payments.


ASSOCIATED ACCOUNTS: The sources of your assets that are used to determine your Cumulative Value and applicable front-end sales charge. Associated Accounts include your variable annuity contracts issued by us through your broker-dealer that are currently in the accumulation phase and certain additional contracts or accounts identified by your broker-dealer's firm.


BENEFICIARY: The person, persons or entity entitled to the death benefit under the Contract upon the death of a Contract Owner or, in certain circumstances, an Annuitant. The Beneficiary is as specified in the application, unless changed.


BUSINESS DAY: Any day on which the New York Stock Exchange is open for business. The end of a Business Day is the close of daytime trading of the New York Stock Exchange, which generally is 4:00 p.m. Eastern Time.


CODE: The Internal Revenue Code of 1986, as amended.

COMPANY: John Hancock USA or John Hancock New York.

CONTINGENT BENEFICIARY: The person, persons or entity to become the Beneficiary if the Beneficiary is not alive. The Contingent Beneficiary is as specified in the application, unless changed.

CONTRACT: The Variable Annuity contract offered by this Prospectus.

CONTRACT ANNIVERSARY: The anniversary of the Contract Date.

CONTRACT DATE: The date of issue of the Contract.

CONTRACT VALUE: The total of the Investment Account values attributable to the Contract.

CONTRACT YEAR: The period of twelve consecutive months beginning on the date as of which the Contract is issued, or any anniversary of that date.


CUMULATIVE VALUE: This is the amount we use to determine your applicable front-end sales charge. Cumulative Value is equal to your current Purchase Payment plus your existing Contract Value plus the value of any Associated Accounts.


DCA FIXED INVESTMENT OPTION: An Investment Option, held in the Company's general account, established to make automatic transfers over a pre-determined period to elected Variable Investment Options.

FIXED ANNUITY: An Annuity Option with payments for a set dollar amount that we guarantee.

FUND: A series of a registered open-end management investment company which corresponds to a Variable Investment Option.

GENERAL ACCOUNT: All of a Company's assets, other than assets in its Separate Account and any other separate accounts it may maintain.

INVESTMENT ACCOUNT: An account we establish for you which represents your interests in an Investment Option during the Accumulation Period.

INVESTMENT OPTIONS: The investment choices available to Contract Owners.

JOHN HANCOCK NEW YORK: John Hancock Life Insurance Company of New York.

JOHN HANCOCK USA: John Hancock Life Insurance Company (U.S.A.).

MATURITY DATE: The latest date on which the Pay-out Period may commence. The Maturity Date is the date specified on the Contract specifications page, unless changed.

NET PURCHASE PAYMENT: A Purchase Payment less any applicable front-end sales charge and premium tax.

NON-QUALIFIED CONTRACT: A Contract which is not issued under a Qualified Plan.

OWNER OR CONTRACT OWNER ("YOU"): The person, persons (co-Owner) or entity entitled to all of the ownership rights under the Contract. References in this Prospectus to Contract Owners are typically by use of "you." The Owner has the legal right to make all changes in contractual designations where specifically permitted by the Contract. The Owner is as specified in the application, unless changed. The Annuitant becomes the Owner of the Contract during the Pay-out Period.

PAY-OUT PERIOD: The period when we make annuity payments to you following the Annuity Commencement Date.

PROSPECTUS: This Prospectus that describes interests in the Contract.

PURCHASE PAYMENT: An amount you pay to us for the benefits provided by the Contract. Purchase Payment (as opposed to "Net Purchase Payment") is the gross payment amount, and does not reflect reductions for any applicable front-end sales charge or premium tax.

QUALIFIED CONTRACT: A Contract issued under a Qualified Plan.

QUALIFIED PLAN: A retirement plan that receives favorable tax treatment under
Section 401, 403, 408 (IRAs), 408A (Roth IRAs) or 457 of the Code.

RIDER: An optional benefit that you may elect for an additional charge.

SEPARATE ACCOUNT: John Hancock Life Insurance Company (U.S.A.) Separate Account H or John Hancock Life Insurance Company of New York Separate Account A, as applicable. A separate account is a segregated asset account of a company that is not commingled with the general assets and obligations of the company.

SUB-ACCOUNT: A Sub-Account of a Separate Account. Each Sub-Account invests in shares of a specific Fund.


UNLIQUIDATED PURCHASE PAYMENTS: The amount of all Purchase Payments in the Contract net of any withdrawals in excess of earnings that have been taken to date.


VARIABLE ANNUITY: An Annuity Option with payments which: (1) are not predetermined or guaranteed as to dollar amount, and (2) vary in relation to the investment experience of one or more specified Sub-Accounts.

VARIABLE INVESTMENT OPTION: An Investment Option corresponding to a Sub-Account of a Separate Account that invests in shares of a specific Fund.

WITHDRAWAL AMOUNT: The total amount taken from your Contract Value, including any applicable withdrawal charge, tax and proportional share of administrative fee, to process a withdrawal.

                                  II. Overview

This overview tells you some key points you should know about the Contract. Because this is an overview, it does not contain all the information that may be important to you. You should read carefully this entire Prospectus, including its Appendices, your Contract and the Statement of Additional Information for more detailed information.

Insurance laws and regulations apply to us in every state in which our Contracts are sold. As a result, various terms and conditions of your Contract may vary from the terms and conditions described in this Prospectus, depending upon where you purchase a Contract. These variations will be reflected in your Contract or in a Rider attached to your Contract.

WHAT KIND OF CONTRACT IS DESCRIBED IN THIS PROSPECTUS?

The Contract is a flexible Purchase Payment deferred Variable Annuity Contract between you and a Company. "Deferred" means payments by a Company begin on a future date under the Contract. "Variable" means your investment amounts in the Contract may increase or decrease in value daily based upon your investment choices. The Contract provides for the accumulation of your investment amounts and the payment of annuity benefits on a variable and/or fixed basis.

WHO IS ISSUING MY CONTRACT?

Your Contract provides the name of the Company that issues your Contract. In general, John Hancock USA may issue the Contract in any jurisdiction except New York. John Hancock New York issues the Contract only in New York. Each Company sponsors its own Separate Account.

WHAT ARE SOME BENEFITS OF THE CONTRACT?

The Contract offers access to diversified money managers, a death benefit and an optional death benefit, an optional guaranteed minimum withdrawal benefit, annuity payments and tax-deferred treatment of earnings.

In most cases, no income tax will have to be paid on your earnings under the Contract until these earnings are paid out. WHEN YOU PURCHASE A CONTRACT FOR ANY TAX-QUALIFIED RETIREMENT PLAN, THE CONTRACT DOES NOT PROVIDE ANY ADDITIONAL TAX DEFERRED TREATMENT OF EARNINGS BEYOND THE TREATMENT PROVIDED BY THE PLAN. CONSEQUENTLY, YOU SHOULD PURCHASE A CONTRACT FOR A QUALIFIED PLAN ONLY ON THE BASIS OF OTHER BENEFITS OFFERED BY THE CONTRACT. THESE BENEFITS MAY INCLUDE LIFETIME INCOME PAYMENTS, PROTECTION THROUGH LIVING AND DEATH BENEFITS, AND GUARANTEED FEES.


We will pay a death benefit to your Beneficiary if you die during the Accumulation Period, which is described in this Prospectus under "Death Benefit During Accumulation Period." For an additional fee, you may elect an optional death benefit called the "Annual Step Death Benefit." The Contract also offers optional guaranteed minimum withdrawal benefits, each for an additional fee. We provide more information about these benefits under "VI. Optional Benefits."


We offer a variety of Fixed Annuity and Variable Annuity payment options. Periodic annuity payments will begin on the Annuity Commencement Date. You select the Annuity Commencement Date, the frequency of payment and the type of annuity payment option. Annuity payments are made to the Annuitant.

HOW DOES THE CONTRACT WORK?

Under the Contract, you make one or more Purchase Payments to a Company for a period of time, known as the Accumulation Period. During the Accumulation Period, your Net Purchase Payments will be allocated to Investment Options. You may transfer among the investment options and take withdrawals. Later, beginning on the Contract's Annuity Commencement Date, that Company makes one or more annuity payments under the Contract, known as the Pay-out Period. Your Contract Value during the Accumulation Period will be variable and the amounts of annuity payments during the Pay-out Period may either be variable or fixed, depending upon your choice.

HOW CAN I INVEST MONEY IN THE CONTRACT?

We use the term Purchase Payment to refer to the investments you make in the Contract. The table below shows the required minimum amount for the initial Purchase Payment. The table also shows the required minimum amount for additional Purchase Payments. Generally, you may make additional Purchase Payments at any time.


   TYPE OF       MINIMUM INITIAL   MINIMUM ADDITIONAL
  CONTRACT      PURCHASE PAYMENT    PURCHASE PAYMENT
-------------   ----------------   ------------------
Non-Qualified         $5,000             $30
  Qualified           $2,000             $30



If a Purchase Payment causes your Contract Value to exceed $1 million or your Contract Value already exceeds $1 million, you must obtain our approval in order to make the Purchase Payment.


WHAT CHARGES DO I PAY UNDER THE CONTRACT?


Your Contract has a front-end sales charge, which we deduct from your Purchase Payment before it is invested in your allocated Investment Options. The amount of the sales charge varies, as described in the section "VII. Charges & Deductions - Front-End Sales Charges." To ensure that you are charged the lowest sales charge for which you qualify, be sure to send your Purchase Payments for this Contract through your broker-dealer.


Your Contract has an annual Contract fee of $30. Your Contract also has asset-based charges to compensate us primarily for our administrative expenses and for the mortality and expense risks that we assume under the Contract. These charges do not apply to assets you have in a DCA Fixed Investment Option. We take the deduction proportionally from each of your Variable Investment Options. We make deductions for any applicable taxes based on the amount of a Purchase Payment. If you elect a Rider, we also deduct the Rider charges shown in the Fee Tables proportionally from each of your Investment Options, based on your value in each.

WHAT ARE MY INVESTMENT CHOICES?


You may invest in any of the Variable Investment Options. Each Variable Investment Option is a Sub-Account of a Separate Account that invests in a corresponding Fund. The Fund prospectus contains a full description of a Fund. The amount you've invested in any Variable Investment Option will increase or decrease based upon the investment performance of the corresponding Fund (reduced by certain charges we deduct - see "III. Fee Tables"). Except for those charges, your investment experience will be the same as if you had invested in a Fund directly and reinvested all Fund dividends and distributions in additional shares. Your Contract Value during the Accumulation Period and the amounts of annuity payments will depend upon the investment performance of the underlying Fund of the Variable Investment Option you select.



Allocating assets only to one or a small number of the Variable Investment Options (other than the Lifestyle Trusts) should not be considered a balanced investment strategy. In particular, allocating assets to a small number of Variable Investment Options that concentrate their investments in a particular business or market sector will increase the risk that your Contract Value will be more volatile since these Variable Investment Options may react similarly to business or market specific events. Examples of business or market sectors where this risk historically has been and may continue to be particularly high include: (a) technology-related business sectors, (b) small cap securities and
(c) foreign securities. We do not provide advice regarding appropriate investment allocations, and you should discuss this matter with your broker-dealer.


HOW CAN I CHANGE MY INVESTMENT CHOICES?

Allocation of Net Purchase Payments. You designate how your Net Purchase Payments are to be allocated among the Investment Options. You may change this investment allocation for future Net Purchase Payments at any time.

Transfers Among Investment Options. During the Accumulation Period, you may transfer your investment amounts among Investment Options, subject to certain restrictions described below and in the section entitled "Transfers Among Investment Options". During the Pay-out Period, you may transfer your allocations among the Variable Investment Options, subject to certain restrictions described in the section entitled "Transfers During Pay-out Period."

The Variable Investment Options can be a prime target for abusive transfer activity. Long-term investors in a Variable Investment Option can be harmed by frequent transfer activity since such activity may expose the Variable Investment Option's corresponding Fund to increased Fund transaction costs (affecting the value of the shares) and/or disruption to the corresponding Fund manager's ability to effectively manage such corresponding Fund, both of which may result in dilution with respect to interests held for long-term investment. To discourage disruptive frequent trading activity, we have adopted a policy for each Separate Account to restrict transfers to two per calendar month per Contract, with certain exceptions described in more detail in this Prospectus. We apply each Separate Account's policy and procedures uniformly to all Contract Owners.

In addition to the transfer restrictions that we impose, the John Hancock Trust also has adopted policies under Rule 22c-2 of the 1940 Act to detect and deter abusive short term trading. Accordingly, a Fund may require us to impose trading restrictions if it discovers violations of its frequent short-term trading policy. We will provide tax identification numbers and other Contract Owner transaction information to the John Hancock Trust upon request, which it may use to identify any pattern or frequency of activity that violates its short-term trading policy.

HOW DO I ACCESS MY MONEY?

During the Accumulation Period, you may withdraw all or a portion of your Contract Value. The amount you withdraw from any Investment Option must be at least $300 or, if less, your entire balance in that Investment Option. If the Withdrawal Amount of a partial withdrawal would reduce your Contract Value to less than $300, we will treat your withdrawal request as a request to withdraw all of your Contract Value. A withdrawal charge and an administration fee may apply to your withdrawal. A withdrawal may be subject to premium tax, income tax and a 10% IRS penalty tax.

WHAT TYPES OF OPTIONAL BENEFIT RIDERS MAY I BUY UNDER THE CONTRACT?

For the additional charge shown in the Fee Tables, you may elect a Rider offering optional benefits. The availability of the Riders may vary by state.

Guaranteed Minimum Withdrawal Benefit Riders


Each of our optional guaranteed minimum withdrawal benefit Riders guarantees that you will be able to make withdrawals in an amount, and over a period of time, specified in your Rider, regardless of your Contract's investment performance. For more details, see "VI. Optional Benefits." The guaranteed minimum withdrawal benefit Riders offered under the Contract are:


     -    INCOME PLUS FOR LIFE, OR

     -    INCOME PLUS FOR LIFE - JOINT LIFE

You may elect to purchase one of these optional benefit Riders, if available in your state. You may only elect one guaranteed minimum withdrawal benefit Rider. You may not be age 81 or over to purchase Income Plus for Life, and the older of you and your spouse must not be age 81 or over to purchase Income Plus for Life
- Joint Life.

We designed the Income Plus for Life Series guaranteed minimum withdrawal benefit Riders to make a Lifetime Income Amount available for annual withdrawals starting on a Lifetime Income Date. If you limit your annual withdrawals to the Lifetime Income Amount, we will make this benefit available for as long as you live, even after your Contract Value reduces to zero. You may extend this benefit to cover the lifetimes of you and your spouse by selecting our Income Plus for Life - Joint Life option.

Under our Income Plus for Life Series guaranteed minimum withdrawal benefit Riders, you choose how much Contract Value to withdraw at any time. We may reduce the Lifetime Income Amount that we guarantee for future lifetime benefit payments, however, if your annual Withdrawal Amounts:

     - exceed the Lifetime Income Amount in any year after the Lifetime Income Date, or

     -    exceed certain limits, that vary by Rider, before the Lifetime Income
          Date.


We will pay guaranteed minimum withdrawal benefits automatically during a guaranteed minimum withdrawal benefit Rider's "Settlement Phase" that we describe in the "Optional Benefits" section of the Prospectus.



YOU COULD LOSE BENEFITS IF YOUR ANNUAL WITHDRAWAL AMOUNTS EXCEED THE LIMITS SPECIFIED IN A GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDER. WE MAY REDUCE THE LIFETIME INCOME AMOUNT IF YOU TAKE ANY WITHDRAWALS BEFORE THE APPLICABLE LIFETIME INCOME DATE. YOU WILL LOSE THE LIFETIME INCOME AMOUNT IF YOUR WITHDRAWAL AMOUNTS BEFORE THE APPLICABLE LIFETIME INCOME DATE DEPLETE YOUR CONTRACT VALUE AND ANY REMAINING "BENEFIT BASE" (SEE "INCOME PLUS FOR LIFE SERIES GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDER DEFINITIONS") TO ZERO.



The initial Benefit Base is equal to your initial Purchase Payment, up to the maximum Benefit Base ($5 million). We will increase the Benefit Base by a Credit (referred to as a "Bonus" in the Contract) that varies by the Rider you select, if you choose not to make any withdrawals at all during certain Contract Years. We also may increase or "Step-up" (see "Income Plus for Life Series Guaranteed Minimum Withdrawal Benefit Rider Definitions") the guaranteed minimum withdrawal benefit amounts on certain dates to reflect market performance or other factors. You may also increase the amounts we guarantee, by making additional Purchase Payments that we accept. WE IMPOSE SPECIAL LIMITS ON ADDING PURCHASE PAYMENTS AFTER THE FIRST YEAR FOR CONTRACTS ISSUED WITH ANY OF THE GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDERS.

IF YOU ELECT TO PURCHASE ANY OF THE GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDERS, YOU MAY INVEST YOUR CONTRACT VALUE ONLY IN THE INVESTMENT OPTIONS WE MAKE AVAILABLE FOR THESE BENEFITS. WE ALSO RESERVE THE RIGHT TO IMPOSE ADDITIONAL RESTRICTIONS ON INVESTMENT OPTIONS AT ANY TIME. If we do impose additional restrictions, any amounts you allocated to a permitted Investment Option will not be affected by the restriction as long as it remains in that Investment Option (We describe the currently available Investment Options for Contracts issued with any of the guaranteed minimum withdrawal benefit Riders in the "Optional Benefits" section of this Prospectus.)

Annual Step Death Benefit Rider

You may elect to purchase the optional Annual Step Death Benefit Rider, if available in your state, whether or not you purchase a guaranteed minimum withdrawal benefit Rider. Under the Annual Step Death Benefit Rider, we guarantee a minimum death benefit up to the earlier of the Annuity Commencement Date or the Maturity Date, based on the Contract's highest "Anniversary Value" that may be achieved before you (or any joint Owner) reach 81 years old. The Annual Step Death Benefit is available only at Contract issue and cannot be revoked once elected. You may not purchase the Annual Step Death Benefit Rider, however, if you (or any joint Owner) have attained age 80.

WHAT ARE THE TAX CONSEQUENCES OF OWNING A CONTRACT?

In most cases, no income tax will have to be paid on amounts you earn under a Contract until these earnings are paid out. All or part of the following distributions from a Contract may constitute a taxable payout of earnings:

     - full or partial withdrawals (including surrenders, systematic withdrawals and withdrawals under a guaranteed minimum withdrawal benefit Rider);

     -    payment of any death benefit proceeds; and

     -    periodic payments under one of our annuity payment options.

How much you will be taxed on distribution is based upon complex tax rules and depends on matters such as:

     -    the type of the distribution;

     -    when the distribution is made;

     -    the nature of any Qualified Plan for which the Contract is being used;
          and

     -    the circumstances under which the payments are made.

If your Contract is issued in connection with a Qualified Plan, all or part of your Purchase Payments may be tax-deductible.

Special 10% tax penalties apply in many cases to the taxable portion of any distributions taken from a Contract before you reach age 59 1/2. Also, most Qualified Plans require that distributions from a Contract commence and/or be completed by a certain period of time. This effectively limits the period of time during which you can continue to derive tax deferral benefits from any tax-deductible Purchase Payments you paid or on any earnings under the Contract.

IF YOU ARE PURCHASING THE CONTRACT AS AN INVESTMENT VEHICLE FOR A QUALIFIED PLAN, YOU SHOULD CONSIDER THAT THE CONTRACT DOES NOT PROVIDE ANY ADDITIONAL TAX-DEFERRAL BENEFITS BEYOND THE TREATMENT PROVIDED BY THE QUALIFIED PLAN ITSELF. THE FAVORABLE TAX-DEFERRAL BENEFITS AVAILABLE FOR QUALIFIED PLANS THAT INVEST IN ANNUITY CONTRACTS ARE ALSO GENERALLY AVAILABLE IF THE QUALIFIED PLANS PURCHASE OTHER TYPES OF INVESTMENTS, SUCH AS MUTUAL FUNDS, EQUITIES AND DEBT INSTRUMENTS. HOWEVER, THE CONTRACT OFFERS FEATURES AND BENEFITS THAT OTHER INVESTMENTS MAY NOT OFFER. YOU AND YOUR FINANCIAL PROFESSIONAL SHOULD CAREFULLY CONSIDER WHETHER THE FEATURES AND BENEFITS, INCLUDING THE INVESTMENT OPTIONS AND PROTECTION THROUGH LIVING GUARANTEES, DEATH BENEFITS AND OTHER BENEFITS PROVIDED UNDER AN ANNUITY CONTRACT ISSUED IN CONNECTION WITH A QUALIFIED PLAN ARE SUITABLE FOR YOUR NEEDS AND OBJECTIVES AND ARE APPROPRIATE IN LIGHT OF THE EXPENSE.

We provide additional information on taxes in "VIII. Federal Tax Matters." We make no attempt to provide more than general information about use of the Contract with the various types of retirement plans. Purchasers of Contracts for use with any retirement plan should consult their legal counsel and tax advisor regarding the suitability of the Contract.

CAN I RETURN MY CONTRACT?

In most cases, you have the right to cancel your Contract within 10 days (or longer in some states) after you receive it. In most states, you will receive a refund equal to the Contract Value on the date of cancellation, which may be increased by any sales charges or charges for premium taxes deducted by us to that date. In some states, or if your Contract is issued as an "IRA", you will receive a refund of any Purchase Payments (including sales charges) you made if that amount is higher than Contract Value (increased by any sales charges or charges for premium taxes). The date of cancellation is the date we receive the Contract.

WILL I RECEIVE A CONFIRMATION STATEMENT?

We will send you a confirmation statement for certain transactions in your Investment Accounts. You should carefully review these statements to verify their accuracy. You should immediately report any mistakes to our Annuities Service Center (at the address or phone number shown on the cover of this Prospectus). If you fail to notify our Annuities Service Center of any mistake within 60 days of the mailing of the confirmation statement, you will be deemed to have ratified the transaction.

                                 III. Fee Tables


The following tables describe the fees and expenses that you will pay when buying, owning and surrendering a Venture(R) Opportunity A Share Contract. These fees are more completely described in this Prospectus under "VII. Charges and Deductions." The items listed under "Total Annual Fund Operating Expenses" are described in detail in the Fund prospectus. Unless otherwise shown, the tables below show the maximum fees and expenses (including fees deducted from Contract Value for optional benefits).


THE FOLLOWING TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, SURRENDER THE CONTRACT, OR TRANSFER CASH VALUE BETWEEN INVESTMENT OPTIONS. STATE PREMIUM TAXES MAY ALSO BE DEDUCTED.

                     CONTRACT OWNER TRANSACTION EXPENSES(1)
                    JOHN HANCOCK USA & JOHN HANCOCK NEW YORK
                       MAXIMUM PURCHASE PAYMENT CHARGE(2)
                      (as percentage of Purchase Payments)


CUMULATIVE VALUE(3)       SALES CHARGE   WITHDRAWAL CHARGE(4)
-------------------       ------------   --------------------
Up to $49,999.99              5.50%              0.00%
$50,000 to $99,999.99         4.50%              0.00%
$100,000 to $249,999.99       3.50%              0.00%
$250,000 to $499,999.99       2.50%              0.00%
$500,000 to $999,999.99       2.00%              0.00%
$1,000,000 and over           0.50%              0.50%


TRANSFER FEE(5)


Maximum Fee   $25
Current Fee   $ 0



(1) State premium taxes may also apply to your Contract, which currently range from 0.50% to 4.00% of each Purchase Payment (See "IX. General Matters - Premium Taxes").



(2)  Based on Cumulative Value(see note 3).



(3) Cumulative Value is your current Purchase Payment plus your existing Contract Value plus the value of any "Associated Accounts." Associated Accounts include your variable annuity contracts issued by us that are currently in the accumulation phase and certain additional contracts or accounts identified by your broker-dealer's firm (see "VII. Charges & Deductions - Front-End Sales Charges").



(4) Withdrawal charge is applied to Purchase Payments withdrawn in the first six months after payment.



(5) We reserve the right to impose a charge in the future for transfers in excess of 12 per year. The amount of this fee will not exceed the lesser of $25 or 2% of the amount transferred.

THE FOLLOWING TABLE DESCRIBES FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. THIS TABLE DOES NOT INCLUDE ANNUAL FUND OPERATING EXPENSES.

               PERIODIC FEES AND EXPENSES OTHER THAN FUND EXPENSES


ANNUAL CONTRACT FEE(1)                                           $  30

ANNUAL SEPARATE ACCOUNT EXPENSES(2)
   Mortality and Expense Risks Fee                                0.65%
   Daily Administration Fee (asset based)                         0.15%
                                                                 -----
   TOTAL ANNUAL SEPARATE ACCOUNT EXPENSES(2)
   (With No Optional Riders Reflected)                            0.80%

OPTIONAL BENEFITS
   Optional Annual Step Death Benefit Fee                         0.20%
                                                                 -----
   TOTAL ANNUAL SEPARATE ACCOUNT EXPENSES(3)                      1.00%

   Optional Guaranteed Minimum Withdrawal Benefit Rider Fee(4)    0.60%

   TOTAL FEES AND EXPENSES OTHER THAN FUND EXPENSES               2.15%



(1) The $30 annual Contract fee will not be assessed prior to the Maturity Date if at the time of its assessment the Contract Value is greater than or equal to $50,000.

(2)  A daily charge reflected as a percentage of the Variable Investment
     Options.

(3) Amount shown includes the Mortality and Expense Risks Fee, Daily Administration Fee as well as the optional Annual Step Death Benefit Fee, as applicable.


(4) The charge for the Income Plus for Life and Income Plus for Life - Joint Life Riders is deducted from both variable and, if applicable, DCA fixed account Investment Options. This is an annual charge reflected as a percentage of the Adjusted Benefit Base.


FEES DEDUCTED FROM CONTRACT VALUE

Optional Guaranteed Minimum Withdrawal Benefit Riders
(You may select only one of the following. We deduct the fee on an annual basis from Contract Value.)

              INCOME PLUS   INCOME PLUS FOR LIFE - JOINT LIFE
              FOR LIFE(1)       (NOT AVAILABLE IN NEW YORK)
              -----------   ---------------------------------
Maximum Fee      1.20%                     1.20%
Current Fee      0.60%                     0.60%


(1) The current charge for the Income Plus for Life Rider is 0.60% of the Adjusted Benefit Base (see "Fee for Income Plus for Life" in "VI. Optional Benefits"). We reserve the right to increase the charge to a maximum charge of 1.20 % if the Benefit Base is "Stepped-up" to equal the Contract Value.



(2) The current charge for the Income Plus for Life - Joint Life Rider is 0.60% of the Adjusted Benefit Base (see "Fee for Income Plus for Life - Joint Life" in "VI. Optional Benefits"). We reserve the right to increase the charge to a maximum charge of 1.20 % if the Benefit Base is "Stepped-up" to equal the Contract Value.



THE NEXT TABLE DESCRIBES THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE FUNDS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. NEITHER THE MINIMUM NOR MAXIMUM EXPENSES REFLECT ANY CONTRACTUAL EXPENSE REIMBURSEMENTS. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE FUND'S PROSPECTUS.



TOTAL ANNUAL FUND OPERATING EXPENSES         MINIMUM   MAXIMUM
------------------------------------         -------   -------
Range of expenses that are deducted from
   Fund assets, including management fees,
   Rule 12b-1 fees, and other expenses        0.56%      1.23%

EXAMPLES


We provide the following examples that are intended to help you compare the costs of investing in a Contract with the costs of investing in other variable annuity contracts. These costs include Contract Owner expenses, Contract fees, Separate Account annual expenses and Fund fees and expenses. Example 1 pertains to a Contract with the optional benefit Riders shown below. Example 2 pertains to a Contract without optional benefit Riders. Neither of the Examples reflects any contractual Fund expense reimbursements.


EXAMPLE 1: MAXIMUM FUND OPERATING EXPENSES - CONTRACT WITH OPTIONAL BENEFIT
RIDERS


The following example assumes that you invest $10,000 in a Contract with the optional benefit Riders shown below. The first example also assumes that your investment has a 5% return each year and assumes the maximum annual Contract fee and Rider fees, the maximum fees and expenses of any of the Funds and no reduction in sales charges based on Associated Account values. Please note that the Rider fees are reflected as a percentage of the Adjusted Benefit Base, which may vary in value from the total Variable Investment Option value. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:


JOHN HANCOCK USA & JOHN HANCOCK NEW YORK
INCOME PLUS FOR LIFE AND ANNUAL STEP DEATH BENEFIT


                                                      1 YEAR   3 YEARS  5 YEARS  10 YEARS
                                                     ------   -------  -------  --------
If you surrender the Contract at the end of the
   applicable time period:                              $921    $1,665   $2,445   $4,542
If you annuitize, or do not surrender the Contract
   at the end of the applicable time period:            $921    $1,665   $2,445   $4,542


EXAMPLE 2: MINIMUM FUND OPERATING EXPENSES - CONTRACT WITH NO OPTIONAL BENEFIT RIDERS

The next example assumes that you invest $10,000 in a Contract, but with no optional benefit Riders. This example also assumes that your investment has a 5% return each year and assumes the average annual Contract fee we expect to receive for the Contracts and the minimum fees and expenses of any of the Funds, and no reduction in sales charges based on Associated Account values. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

JOHN HANCOCK USA & JOHN HANCOCK NEW YORK


                                                     1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                                     ------   -------   -------   --------
If you surrender the Contract at the end of the
   applicable time period:                             $711    $1,030    $1,366    $2,291
If you annuitize, or do not surrender the Contract
   at the end of the applicable time period:           $711    $1,030    $1,366    $2,291

THE FOLLOWING TABLES DESCRIBE THE OPERATING EXPENSES FOR EACH OF THE FUNDS, AS A PERCENTAGE OF THE FUND'S AVERAGE NET ASSETS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2006, EXCEPT AS STATED BELOW IN THE NOTES THAT FOLLOW THE TABLES. THE TABLES SHOW ONLY THOSE CONTRACTUAL EXPENSE REIMBURSEMENTS EXTENDING A YEAR BEYOND THE DATE OF THIS PROSPECTUS. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE FUND'S PROSPECTUS AND IN THE NOTES FOLLOWING THE TABLES.


The Funds available may be restricted if you purchase a guaranteed minimum withdrawal benefit Rider (See Optional Benefits).


                                                                                ACQUIRED       TOTAL      CONTRACTUAL      NET
                                              MANAGEMENT  12B-1     OTHER       FUND FEES    OPERATING      EXPENSE     OPERATING
                                                 FEES      FEES  EXPENSES(1)  AND EXPENSES  EXPENSES(2)  REIMBURSEMENT   EXPENSES
                                              ----------  -----  -----------  ------------  -----------  -------------  ---------
JOHN HANCOCK TRUST (SERIES I):
All Cap Value                                    0.82%    0.05%     0.05%           --         0.92%           --         0.92%
Core Equity                                      0.78%    0.05%     0.05%           --         0.88%           --         0.88%
Franklin Templeton Founding Allocation(3,4)      0.05%    0.05%     0.07%         0.97%        1.14%         0.09%        1.05%
Fundamental Value                                0.77%    0.05%     0.04%           --         0.86%           --         0.86%
Global(8)                                        0.82%    0.05%     0.14%           --         1.01%           --         1.01%
Core Allocation Plus*                            0.92%    0.00%     0.14%           --         1.11%           --         1.11%
Global Bond                                      0.70%    0.05%     0.10%           --         0.85%           --         0.85%
International Core                               0.89%    0.05%     0.10%           --         1.04%           --         1.04%
International Small Cap                          0.92%    0.05%     0.19%           --         1.16%           --         1.16%
International Value(5)                           0.82%    0.05%     0.11%           --         0.98%           --         0.98%
Investment Quality Bond                          0.60%    0.05%     0.07%           --         0.72%           --         0.72%
Lifestyle Balanced                               0.04%    0.05%     0.01%         0.84%        0.94%           --         0.94%
Lifestyle Conservative                           0.04%    0.05%     0.02%         0.78%        0.89%           --         0.89%
Lifestyle Growth                                 0.04%    0.05%     0.01%         0.87%        0.97%           --         0.97%
Lifestyle Moderate                               0.04%    0.05%     0.02%         0.81%        0.92%           --         0.92%
Mid Cap Intersection(3)                          0.87%    0.05%     0.07%           --         0.99%           --         0.99%
Mid Cap Stock                                    0.84%    0.05%     0.04%           --         0.93%           --         0.93%
Mid Cap Value                                    0.86%    0.05%     0.04%           --         0.95%           --         0.95%
Money Market                                     0.48%    0.05%     0.03%           --         0.56%           --         0.56%
Mutual Shares(3,8)                               0.96%    0.05%     0.12%           --         1.13%         0.02%        1.11%
Small Cap Growth                                 1.07%    0.05%     0.11%           --         1.23%           --         1.23%
Small Cap Intrinsic Value(3)                     0.90%    0.05%     0.07%           --         1.02%           --         1.02%
Small Cap Value                                  1.06%    0.05%     0.08%           --         1.19%           --         1.19%
Total Return                                     0.70%    0.05%     0.06%           --         0.81%           --         0.81%
Value                                            0.74%    0.05%     0.05%           --         0.84%           --         0.84%
   (SERIES III - MFC GLOBAL AMERICAN FUNDS):
American Fundamental Holdings                      --     0.25%      tbd           tbd          tbd           tbd         0.70%



*    Not currently available.



(Numbered footnotes are located below the following table.)

                                                          FEEDER FUNDS(6)                           MASTER FUND(6)
                                              --------------------------------------  -----------------------------------------
                                                                             TOTAL                                 TOTAL MASTER
                                              MANAGEMENT  12B-1    OTHER   OPERATING  MANAGEMENT  12B-1   OTHER      & FEEDER
                                                 FEES      FEES  EXPENSES   EXPENSES    FEES(7)    FEES  EXPENSES    EXPENSES
                                              ----------  -----  --------  ---------  ----------  -----  --------  ------------
   (SERIES III - JHT AMERICAN FUNDS):
American Asset Allocation(3)                      --      0.25%    0.03%     0.28%       0.32%      --     0.01%       0.61%
American Blue Chip Income & Growth(3)             --        --     0.04%     0.04%       0.42%    0.25%    0.01%       0.72%
American Bond(3)                                  --        --     0.03%     0.03%       0.41%    0.25%    0.01%       0.70%
American Global Growth(3)                         --      0.25%    0.03%     0.28%       0.55%      --     0.04%       0.87%
American Global Small Capitalization(3)           --      0.25%    0.03%     0.28%       0.72%      --     0.05%       1.05%
American Growth                                   --        --     0.03%     0.03%       0.32%    0.25%    0.02%       0.62%
American Growth-Income                            --        --     0.03%     0.03%       0.27%    0.25%    0.01%       0.56%
American High-Income Bond(3)                      --      0.25%    0.03%     0.28%       0.48%      --     0.01%       0.77%
American International                            --        --     0.03%     0.03%       0.50%    0.25%    0.05%       0.83%
American New World(3)                             --      0.25%    0.03%     0.28%       0.81%      --     0.08%       1.17%


NOTES TO FUND EXPENSE TABLES


(1) The Adviser has voluntarily agreed to limit Other Expenses as described under "Management of JHT - Advisory Fee Waivers and Expense Reimbursements" in the Fund's prospectus. The Adviser may terminate this limitation at any time upon notice to JHT.


(2) The "Total Operating Expenses" include fees and expenses incurred indirectly by a Fund as a result of its investment in other investment companies (each, an "Acquired Fund"). The Operating Expenses shown may not correlate to the Fund's ratio of expenses to average net assets shown in the "Financial Highlights" section, which does not include Acquired Fund fees and expenses. Acquired Fund Fees and Expenses are estimated, not actual, amounts based on the Fund's current fiscal year.


(3) For Funds that have not started operations or have operations of less than six months as of December 31, 2006, expenses are based on estimates which reflect what actual expenses are expected to be incurred over the next year.



(4) The Franklin Templeton Founding Allocation Trust is subject to an expense reimbursement as noted under "Management of JHT - Advisory Fee Waivers and Expense Reimbursements." This contractual expense reimbursement will remain in effect until May 1, 2008, but may be terminated by the adviser any time after May 1, 2008. If expenses were not reimbursed, expenses reflected in the table would be higher. The Franklin Templeton Founding Allocation Trust currently invests in the Global Trust, the Mutual Shares Trust and the Income Trust. The expenses of each of these funds are set forth in the Fund's prospectus.



(5) The Adviser has voluntarily agreed to waive its advisory fees so that the amount retained by the Adviser after payment of the subadvisory fees for the International Value Trust does not exceed 0.45% of the Fund's average net assets. For the year ended December 31, 2006, the effective annual advisory fee reflecting these waivers for the International Value Trust was 0.80%. The Net Operating Expenses for International Value Trust Series I reflecting these waivers was 0.96%. This advisory fee waiver may be rescinded at any time.



(6) A "feeder fund" means that the Fund does not buy investment securities directly. Instead, it invests in a "master fund" which in turn purchases investment securities. The prospectus of the master fund for each of these feeder funds will be delivered together with this Prospectus. Each feeder fund is invested in Series II of the Fund. The American Asset Allocation, American Global Growth, American Global Small Capitalization, American High-Income Bond and American New World Trusts are invested in class I shares of the American Fund Master Fund. The American Blue Chip Income & Growth, American Bond, American Growth, American Growth-Income and American International Trusts are invested in class II shares of the American Fund Master Fund.



(7) Capital Research Management Company (the adviser to the master fund for each of the JHT feeder funds) is waiving a portion of its management fee. The fees shown do not reflect the waiver. See the financial highlights table in the American Funds prospectus or annual report for further information.



(8) The Adviser has contractually agreed to limit "Other Expenses" for the Global Trust and Mutual Shares Trust as described in the JHT Prospectus. The limit will remain in effect until May 1, 2008.


LOCATION OF FINANCIAL STATEMENTS. Our financial statements and those of our respective Separate Account may be found in the Statement of Additional Information.

      IV. General Information about Us, the Separate Accounts and the Funds

We are subsidiaries of Manulife Financial Corporation.

THE COMPANIES

Your Contract is issued by either John Hancock USA or John Hancock New York. Please refer to your Contract to determine which Company issued your Contract.

John Hancock USA, formerly known as "The Manufacturers Life Insurance Company (U.S.A.)," is a stock life insurance company originally organized under the laws of Maine on August 20, 1955 by a special act of the Maine legislature. John Hancock USA redomesticated under the laws of Michigan on December 30, 1992. John Hancock USA is authorized to transact life insurance and annuity business in all states (except New York), the District of Columbia, Guam, Puerto Rico and the Virgin Islands. Its principal office is located at 601 Congress Street, Boston, Massachusetts 02210-2805.

John Hancock New York, formerly known as "The Manufacturers Life Insurance Company of New York," is a wholly-owned subsidiary of John Hancock USA and is a stock life insurance company organized under the laws of New York on February 10, 1992. John Hancock New York is authorized to transact life insurance and annuity business only in the State of New York. Its home office is located at 100 Summit Lake Drive, Valhalla New York 10595.

The ultimate parent of both companies is Manulife Financial Corporation, a publicly traded company, based in Toronto, Canada. Manulife Financial Corporation is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial. The Companies changed their names to John Hancock Life Insurance Company (U.S.A.) and John Hancock Life Insurance Company of New York, respectively, on January 1, 2005 following Manulife Financial Corporation's acquisition of John Hancock Financial Services, Inc.

John Hancock USA and John Hancock New York have received the following ratings from independent rating agencies:

AAA                 Extremely strong financial security characteristics;
Standard & Poor's   1st category of 21

A++                 Superior companies have a very strong ability to meet their obligations;
A.M. Best           1st category of 16

AA+                 Very strong capacity to meet policyholder and contract obligations;
Fitch               2nd category of 24

John Hancock USA has also received the following rating from Moody's:


Aa1                 Excellent in financial strength;
Moody's             2nd category of 21


These ratings, which are current as of the date of this Prospectus and are subject to change, are assigned as a measure of John Hancock USA's and John Hancock New York's ability to honor any guarantees provided by the Contract and any applicable optional Riders, but not specifically to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any Fund.

When you direct money into a DCA Fixed Investment Option, the Company guarantees the principal value and the rate of interest credited to that Investment Option for the term of any DCA guarantee period.

THE SEPARATE ACCOUNTS

We use our Separate Accounts to support the Variable Investment Options you choose.

You do not invest directly in the Funds made available under the Contracts. When you direct or transfer money to a Variable Investment Option, we will purchase shares of a corresponding Fund through one of our Separate Accounts. We hold the Fund's shares in a "Sub-Account" (usually with a name similar to that of the corresponding Fund) of the applicable Separate Account. A Separate Account's assets (including the Fund's shares) belong to the Company that maintains that Separate Account.

For Contracts issued by John Hancock USA, we purchase and hold Fund shares in John Hancock Life Insurance Company (U.S.A.) Separate Account H. John Hancock USA, then known as The Manufacturers Life Insurance Company (U.S.A.), became the owner of this Separate Account in a merger transaction with The Manufacturers

Life Insurance Company of North America ("Manulife North America") on January 1, 2002. Manulife North America initially established Separate Account H on August 24, 1984 as a separate account under the laws of Delaware. When Manulife North America merged with John Hancock USA, John Hancock USA became the owner of Separate Account H and reestablished it as a Separate Account under the laws of Michigan. As a result of this merger, John Hancock USA became the owner of all of Manulife North America's assets, including the assets of Separate Account H, and assumed all of Manulife North America's obligations including those under its contracts. The merger had no other effects on the terms and conditions of contracts issued prior to January 1, 2002.

For Contracts issued by John Hancock New York, we purchase and hold Fund shares in John Hancock Life Insurance Company of New York Separate Account A. John Hancock New York established this Separate Account on March 4, 1992 as a separate account under the laws of New York.

The income, gains and losses, whether or not realized, from assets of a Separate Account are credited to or charged against that Separate Account without regard to a Company's other income, gains, or losses. Nevertheless, all obligations arising under a Company's Contracts are general corporate obligations of that Company. Assets of a Separate Account may not be charged with liabilities arising out of any of the respective Company's business.

We reserve the right, subject to compliance with applicable law, to add other Sub-Accounts, eliminate existing Sub-Accounts, combine Sub-Accounts or transfer assets in one Sub-Account to another Sub-Account that we, or an affiliated company, may establish. We will not eliminate existing Sub-Accounts or combine Sub-Accounts without the prior approval of the appropriate state or federal regulatory authorities.

We registered the Separate Accounts with the SEC under the Investment Company Act of 1940, as amended (the "1940 Act") as unit investment trusts. Registration under the 1940 Act does not involve supervision by the SEC of the management or investment policies or practices of the Separate Accounts. If a Company determines that it would be in the best interests of persons having voting rights under the Contracts it issues, that Company's Separate Account may be operated as a management investment company under the 1940 Act or it may be deregistered if 1940 Act registration were no longer required.

THE FUNDS

When you select a Variable Investment Option, we invest your money in a Sub-Account of our Separate Account and it invests in shares of a corresponding Fund of John Hancock Trust.

THE FUNDS IN THE SEPARATE ACCOUNT ARE NOT PUBLICLY TRADED MUTUAL FUNDS. The Funds are only available to you as Investment Options in the Contracts or, in some cases, through other variable annuity contracts or variable life insurance policies issued by us or by other life insurance companies. In some cases, the Funds also may be available through participation in certain qualified pension or retirement plans.

Investment Management

The Funds' investment advisers and managers (i.e., subadvisers) may manage publicly traded mutual funds with similar names and investment objectives. However, the Funds are NOT directly related to any publicly traded mutual fund. You should not compare the performance of any Fund described in this Prospectus with the performance of a publicly traded mutual fund. THE PERFORMANCE OF ANY PUBLICLY TRADED MUTUAL FUND COULD DIFFER SUBSTANTIALLY FROM THAT OF ANY OF THE FUNDS HELD IN OUR SEPARATE ACCOUNT.

The John Hancock Trust is a so-called "series" type mutual fund and is registered under the 1940 Act as an open-end management investment company. John Hancock Investment Management Services, LLC ("JHIMS LLC") provides investment advisory services to the John Hancock Trust and receives investment management fees for doing so. JHIMS LLC pays a portion of its investment management fees to other firms that manage the John Hancock Trust's Funds. JHIMS LLC is our affiliate and we indirectly benefit from any investment management fees JHIMS LLC retains.

The John Hancock Trust has obtained an order from the SEC permitting JHIMS LLC, subject to approval by the Board of Trustees, to change a Subadviser for a Fund or the fees paid to Subadvisers and to enter into new subadvisory agreements from time to time without the expense and delay associated with obtaining shareholder approval of the change. This order does not, however, permit JHIMS LLC to appoint a Subadviser that is an affiliate of JHIMS LLC or the John Hancock Trust (other than by reason of serving as Subadviser to a portfolio) (an "Affiliated Subadviser") or to change a subadvisory fee of an Affiliated Subadviser without the approval of shareholders.

If shares of a Fund are no longer available for investment or in our judgment investment in a Fund becomes inappropriate, we may eliminate the shares of a Fund and substitute shares of another Fund, or of another open-end registered investment company. A substitution may be made with respect to both existing investments and the investment of future Purchase Payments. However, we will make no such substitution without first notifying you and obtaining approval of the SEC (to the extent required by the 1940 Act).

Fund Expenses

The table in the Fee Tables section of the Prospectus shows the investment management fees, Rule 12b-1 fees and other operating expenses for these Fund shares as a percentage (rounded to two decimal places) of each Fund's average daily net assets for 2006, except as indicated in the footnotes appearing at the end of the table. Fees and expenses of the Funds are not fixed or specified under the terms of the Contracts and may vary from year to year. These fees and expenses differ for each Fund and reduce the investment return of each Fund. Therefore, they also indirectly reduce the return you will earn on any Separate Account Investment Options you select.


The Funds pay us or certain of our affiliates compensation for some of the distribution, administrative, shareholder support, marketing and other services we or our affiliates provide to the Funds. The amount of this compensation is based on a percentage of the assets of the Fund attributable to the variable insurance products that we and our affiliates issue. These percentages may differ from Fund to Fund and among classes of shares within a Fund. In some cases, the compensation is derived from the Rule 12b-1 fees which are deducted from a Fund's assets and paid for the services we or our affiliates provide to that Fund. In addition, compensation payments of up to 0.45% of assets may be made by a Fund's investment adviser or its affiliates. We pay American Funds Distributors, Inc., the principal underwriter for the American Fund Insurance Series, a percentage of some or all of the amounts allocated to the "American" Funds of the John Hancock Trust for the marketing support services it provides (see Distribution of Contracts in "IX. General Matters"). Any of these compensation payments do not, however, result in any charge to you in addition to what is shown in the Total Annual Fund Operating Expenses table.


Funds-of-Funds and Master-Feeder Funds


Each of the John Hancock Trust's American Fundamental Holdings, Franklin Templeton Founding Allocation, Lifestyle Balanced, Lifestyle Conservative, Lifestyle Growth and Lifestyle Moderate Funds ("JHT Funds of Funds") is a "fund-of funds" that invest in other underlying funds. Expenses for a fund-of-funds may be higher than that for other funds because a fund-of-funds bears its own expenses and indirectly bears its proportionate share of expenses of the underlying funds in which it invests. The prospectus for each of the JHT Funds of Funds contains a description of the underlying funds for that Fund, including expenses and associated investment risks.



Each of the John Hancock Trust's American Asset Allocation, American Blue Chip Income & Growth, American Bond, American Global Growth, American Global Small Capitalization, American Growth, American Growth-Income, American High-Income Bond, American International, and American New World Trusts ("JHT American Funds") invests in Series III shares of the corresponding investment portfolio of a "master" fund. The JHT American Funds operate as "feeder funds," which means that the each Fund does not buy investment securities directly. Instead, it invests in a corresponding "master fund" which in turn purchases investment securities. Each of the JHT American Funds has the same investment objective and limitations as its corresponding master fund. The combined master and feeder 12b-1 fees for each JHT American Fund totals 0.25% of net assets. The prospectus for the American Fund master funds is included with the prospectuses for the JHT American Funds.


Fund Investment Objectives and Strategies

You bear the investment risk of any Fund you choose as a Variable Investment Option for your Contract. The following table contains a general description of the Funds that we make available under the Contracts. You can find a full description of each Fund, including the investment objectives, policies and restrictions of, and the risks relating to, investment in the Fund in the prospectus for that Fund. YOU CAN OBTAIN A COPY OF A FUND'S PROSPECTUS (INCLUDING THE PROSPECTUS FOR A MASTER FUND FOR ANY OF THE FUNDS THAT ARE OPERATED AS "FEEDER FUNDS"), WITHOUT CHARGE, BY CONTACTING US AT THE ANNUITIES SERVICE CENTER SHOWN ON THE FIRST PAGE OF THIS PROSPECTUS. YOU SHOULD READ THE FUND'S PROSPECTUS CAREFULLY BEFORE INVESTING IN THE CORRESPONDING VARIABLE INVESTMENT OPTION.

                               JOHN HANCOCK TRUST
We show the Fund's manager (i.e., subadviser) in bold above the name of the Fund and we list the Funds alphabetically by subadviser.

   The Funds available may be restricted if you purchase a guaranteed minimum withdrawal benefit Rider (See Optional Benefits).


CAPITAL RESEARCH AND MANAGEMENT COMPANY (Adviser to the American Fund Insurance Series) - ADVISER TO MASTER FUND
   American Asset Allocation Trust              Seeks to provide high total return (including income and capital gains)
                                                consistent with preservation of capital over the long term. To do this, the Fund invests all of its assets in the master fund, Class 1 shares of the American Funds Insurance Series Asset Allocation Fund, which invests in a diversified portfolio of common stocks and other equity securities, bonds and other intermediate and long-term debt securities, and money market instruments.

   American Blue Chip Income and Growth Trust   Seeks to produce income exceeding the average yield on U.S. stocks generally (as represented by the average company yield on S&P 500
                                                Composite Index ("S&P 500")(2) and to provide an opportunity for growth of principal consistent with sound common stock investing. To do this, the Fund invests all of its assets in the master fund, Class 2 shares of the American Funds Insurance Series Blue Chip Income and Growth Fund,
                                                which invests primarily in common stocks of larger, more established companies based in the United States.

   American Bond Trust                          Seeks to maximize current income and preserve capital. To do this, the
                                                Fund invests all of its assets in the master fund, Class 2 shares of the
                                                American Funds Insurance Series Bond Fund, which normally invests at least 80% of its assets in bonds, with at least 65% in investment-grade debt securities and up to 35% in lower rated fixed income securities.

   (American Fundamental Holdings Trust)        (This Fund is listed under MFC Global Investment Management (U.S.A.),
                                                LLC.) American Global Growth Trust Seeks to make the shareholders'
                                                investment grow over time. To do this, the Fund invests all of its assets in the master fund, Class 1 shares of the American Funds
                                                Insurance Series Global Growth Fund, which invests primarily in common stocks of companies located around the world.

   American Global Small Capitalization Trust   Seeks to make the shareholders' investment grow over time. To do this, the Fund invests all of its assets in the master fund, Class 1 shares of the American Funds Insurance Series Global Small Capitalization Fund,
                                                which invests primarily in stocks of smaller companies located around the world. Normally, the Fund invests at least 80% of its assets in equity securities of companies with small market capitalizations.

   American Growth Trust                        Seeks to make the shareholders' investment grow. To do this, the Fund invests all of its assets in the master fund, Class 2 shares of the
                                                American Funds Insurance Series Growth Fund, which invests primarily in common stocks of companies that appear to offer superior opportunities for growth of capital.

   American Growth-Income Trust                 Seeks to make the shareholders' investments grow and to provide the shareholder with income over time. To do this, the Fund invests all of its assets in the master fund, Class 2 shares of the American Funds
                                                Insurance Series Growth-Income, which invests primarily in common stocks or other securities that demonstrate the potential for appreciation and/or dividends.

   American High-Income Bond Trust              Seeks to provide a high level of current income and, secondarily, capital appreciation. To do this, the Fund invests all of its assets in the master fund, Class 1 shares of the American Funds Insurance Series
                                                High-Income Bond Fund, which invests at least 65% of its assets in higher yielding and generally lower quality debt securities, and normally invests at least 80% in bonds and up to 20% in equity securities.

   American International Trust                 Seeks to make the shareholders' investment grow. To do this, the Fund invests all of its assets in the master fund, Class 2 shares of the
                                                American Funds Insurance Series International Fund, which invests primarily in common stocks of companies located outside the United
                                                States.

   American New World Trust                     Seeks to make the shareholders' investment grow over time. To do this, the Fund invests all of its assets in the master fund, Class 1 shares of the American Funds Insurance Series New World Fund, which invests primarily in stocks of companies with significant exposure to countries with developing economies and/or markets.

DAVIS SELECTED ADVISERS, L.P.
   Fundamental Value Trust                      Seeks growth of capital. To do this, the Fund invests in common stocks of U.S. companies with durable business models that can be purchased at attractive valuations relative to their intrinsic value.

FRANKLIN MUTUAL ADVISORS, LLC
   Mutual Shares Trust                          Seeks capital appreciation, which may be short-term, and income. To do this, the Fund invests mainly in equity securities of companies of any nation at market prices less than their intrinsic value.

GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC
   International Core Trust                     Seeks high total return. To do this, the Fund typically invests at least
                                                80% of its total assets in a diversified portfolio of equity investments from a number of developed markets outside the U.S.

LEGG MASON CAPITAL MANAGEMENT, INC.
   Core Equity Trust                            Seeks long-term capital growth. To do this, the Fund invests at least
                                                80% of its net assets in equity securities that offer the potential for capital growth by purchasing securities at large discounts relative to their intrinsic value.

LORD, ABBETT & CO., LLC
   All Cap Value Trust                          Seeks capital appreciation. To do this, the Fund invests at least 50% of its net assets in equity securities of large, seasoned companies in all capitalization ranges that are undervalued. The Fund invests the remainder of its assets in undervalued mid-sized and small company securities.

   Mid Cap Value Trust                          Seeks capital appreciation. To do this, the Fund invests at least 80% of its net assets in stocks of mid-sized companies that have potential for significant market appreciation due to growing recognition of improvement in their financial results or anticipation of such improvement.

MFC GLOBAL INVESTMENT MANAGEMENT (U.S.A.) LIMITED (1)
   American Fundamental Holdings Trust          Seeks long term growth of capital. To do this, the Fund invests in Class
                                                1 shares of the American Funds Insurance Series: Bond Fund, Growth Fund,
                                                Growth-Income Fund, and International Fund. The Fund is permitted to invest in six other Underlying Funds of the American Funds Insurance
                                                Series: Asset Allocation Fund, Blue Chip Income and Growth Fund, Global
                                                Growth Fund, Global Small Capitalization Fund, High-Income Bond Fund,
                                                and New World Fund.

   Franklin Templeton Founding Allocation       Seeks long-term growth of capital. To do this, the Fund invests
      Trust                                     primarily in three JHT portfolios subadvised by Franklin Templeton:
                                                Global Trust, Income Trust and Mutual Shares Trust. The Fund is a fund of funds and is also authorized to invest in NAV shares of many other
                                                JHT portfolios and other investment companies.

   Lifestyle Balanced                           Seeks a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital. To do this, the
                                                Fund invests approximately 40% of its assets in JHT Funds which invest primarily in fixed income securities and approximately 60% in Funds which invest primarily in equity securities.

   Lifestyle Conservative                       Seeks a high level of current income with some consideration given to growth of capital. To do this, the Fund invests approximately 80% of its assets in JHT Funds which invest primarily in fixed income securities and approximately 20% in Funds which invest primarily in equity securities.

   Lifestyle Growth                             Seeks long-term growth of capital. Current income is also a consideration. To do this, the Fund invests approximately 20% of its assets in JHT Funds which invest primarily in fixed income securities and approximately 80% in Funds which invest primarily in equity securities.

   Lifestyle Moderate                           Seeks a balance between a high level of current income and growth of capital, with a greater emphasis on income. To do this, the Fund invests approximately 60% of its assets in JHT Funds which invest primarily in fixed income securities and approximately 40% in Funds which invest primarily in equity securities.

MFC GLOBAL INVESTMENT MANAGEMENT (U.S.A.) LIMITED (1) - CONTINUED
   Money Market Trust                           Seeks to obtain maximum current income consistent with preservation of principal and liquidity. To do this, the Fund invests in high quality,
                                                U.S. dollar denominated money market instruments.

MFC GLOBAL INVESTMENT MANAGEMENT (U.S.), LLC
   Small Cap Intrinsic Value Trust              Seeks long-term capital appreciation. To do this, the Fund invests at least 80% of its net assets in equity securities of small capitalization companies.

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC
   Global Bond Trust                            Seeks maximum total return, consistent with preservation of capital and prudent investment management. To do this, the Fund invests at least 80%
                                                of its net assets in fixed income instruments, futures contracts
                                                (including related options) with respect to such securities and options on such securities.

   Total Return Trust                           Seeks maximum total return, consistent with preservation of capital and prudent investment management. To do this, the Fund invests at least 65%
                                                of its total assets in a diversified fund of fixed income instruments of varying maturities.

TEMPLETON GLOBAL ADVISORS LIMITED
   Global Trust                                 Seeks long-term capital appreciation. To do this, the Fund invests primarily in the equity securities of companies located throughout the world, including emerging markets.

TEMPLETON INVESTMENT COUNSEL, LLC
   International Small Cap Trust                Seeks long-term capital appreciation. To do this, the Fund invests at least 80% of its net assets in securities issued by foreign small-cap companies in emerging markets.

   International Value Trust                    Seeks long-term growth of capital. To do this, the Fund invests at least
                                                65% of its total assets in equity securities of companies located outside the U.S., including in emerging markets, and generally up to 25%
                                                of its total assets in debt securities of companies and governments located anywhere in the world..

VAN KAMPEN (A REGISTERED TRADE NAME OF MORGAN STANLEY INVESTMENT MANAGEMENT INC.)
   Value Trust                                  Seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk. To do this, the
                                                Fund invests at least 65% of its total assets in equity securities which are believed to be undervalued relative to the stock market in general.

WELLINGTON MANAGEMENT COMPANY, LLP
   Core Allocation Plus Trust                   Seeks to provide total return, consisting of long-term capital appreciation and current income. To do this, the Fund invests in equity and fixed income securities of issuers located within and outside the
                                                U.S. The Fund will invest a significant portion of its assets outside of the U.S. The Fund will allocate its assets between fixed income securities and equity securities based upon the subadviser's targeted asset mix, which may change over tim

   Investment Quality Bond Trust                Seeks to provide a high level of current income consistent with the maintenance of principal and liquidity. To do this, the Fund invests at least 80% of its net assets in bonds rated investment grade, focusing on corporate and U.S government bonds with intermediate to longer term maturities.

   Mid Cap Intersection Trust                   Seeks long-term growth of capital. To do this, the Fund invests at least
                                                80% of its net assets in equity securities of medium-sized companies with significant capital appreciation potential.

   Mid Cap Stock Trust                          Seeks long-term growth of capital. To do this, the Fund invests at least
                                                80% of its net assets in equity securities of medium-sized companies with significant capital appreciation potential.

   Small Cap Growth Trust                       Seeks long-term capital appreciation. To do this, the Fund will invest at least 80% of its net assets in small-cap companies that are believed to offer above-average potential for growth in revenues and earnings.

WELLINGTON MANAGEMENT COMPANY, LLP- CONTINUED
   Small Cap Value Trust                        Seeks long-term capital appreciation. To do this, the Fund will invest at least 80% of its net assets in small-cap companies that are believed to be undervalued.



(1) Deutsche Investment Management Americas Inc. provides subadvisory consulting services to MFC Global Investment Management (U.S.A.) Limited in its management of the Lifestyle Trusts.



(2) S&P 500(R) is a trademark of The McGraw-Hill Companies, Inc. None of the John Hancock Trust portfolios are sponsored, endorsed, managed, advised, sold or promoted by any of these companies, and none of these companies make any representation regarding the advisability of investing in the Trust.


You instruct us how to vote Fund shares.

VOTING INTEREST

We will vote Fund shares held in a Separate Account at any Fund shareholder meeting in accordance with voting instructions received from the persons having the voting interest under the Contract. We will determine the number of Fund shares for which voting instructions may be given not more than 90 days prior to the meeting. We will arrange for proxy materials to be distributed to each person having the voting interest under the Contract together with appropriate forms for giving voting instructions. We will vote all Fund shares that we hold (including our own shares and those we hold in a Separate Account for Contract Owners) in proportion to the instructions so received. The effect of this proportional voting is that a small number of Contract Owners can determine the outcome of a vote.

During the Accumulation Period, the Contract Owner has the voting interest under a Contract. We determine the number of votes for each Fund for which voting instructions may be given by dividing the value of the Investment Account corresponding to the Sub-Account in which such Fund shares are held by the net asset value per share of that Fund.

During the Pay-out Period, the Annuitant has the voting interest under a Contract. We determine the number of votes as to each Fund for which voting instructions may be given by dividing the reserve for the Contract allocated to the Sub-Account in which such Fund shares are held by the net asset value per share of that Fund. Generally, the number of votes tends to decrease as annuity payments progress since the amount of reserves attributable to a Contract will usually decrease after commencement of annuity payments. We will determine the number of Fund shares for which voting instructions may be given not more than 90 days prior to the meeting.

We reserve the right to make any changes in the voting rights described above that may be permitted by the federal securities laws, regulations, or interpretations thereof.

                         V. Description of the Contract

ELIGIBLE PLANS

The Contract may be used to fund plans qualifying for special income tax treatment under the Code, such as individual retirement accounts and annuities, pension and profit-sharing plans for corporations and sole proprietorships/partnerships ("H.R. 10" and "Keogh" plans), tax-sheltered annuities, and state and local government deferred compensation plans (see "Qualified Contracts"). We also designed the Contract so that it may be used with non-qualified retirement plans, such as payroll savings plans and such other groups (with or without a trustee) as may be eligible under applicable law. We currently are not offering this Contract in connection with Section 403(b) qualified plans that are not subject to Title I of the Employee Retirement Income Security Act of 1974 (ERISA).

ACCUMULATION PERIOD PROVISIONS

We may impose restrictions on your ability to make initial and additional Purchase Payments.

Purchase Payments


You may make Purchase Payments to us at our Annuities Service Center at any time. The minimum initial Purchase Payment is $5,000 for Non-Qualified Contracts and $2,000 for Qualified Contracts. Additional Purchase Payments must be at least $30. All Purchase Payments must be in U.S dollars. We may provide for Purchase Payments to be automatically withdrawn from your bank account on a periodic basis. If a Purchase Payment would cause your Contract Value to exceed $1 million or your Contract Value already exceeds $1 million, you must obtain our approval in order to make the payment.



We make a sales charge against your Purchase Payments, based on the amount of your payment and any "Associated Accounts" you may have with your broker-dealer's firm. You must submit each Purchase Payment through your broker-dealer's firm to receive a reduction in the front-end sales charge based on the value of your Associated Accounts (see "Front-End Sales Charges" in "VII. Charges and Deductions").


John Hancock USA may reduce the minimum initial Purchase Payment requirement, upon your request and as permitted by state law, in the following circumstances:

     - You purchase your Contract through a 1035 exchange or a Qualified Plan transfer of an existing contract(s) issued by another carrier(s) AND at the time of application, the value of your existing contract(s) meets or exceeds the applicable minimum initial Purchase Payment requirement AND prior to our receipt of such 1035 monies, the value drops below the applicable minimum initial Purchase Payment requirement due to market conditions.

     - You purchase more than one new Contract and such Contracts cannot be combined AND the average initial Purchase Payments for these new Contracts is equal to or greater than $50,000

     - You and your spouse each purchase at least one new Contract AND the average initial Purchase Payments for the new Contract(s) is equal to or greater than $50,000.

     - You purchase multiple Contracts issued in conjunction with a written Retirement Savings Plan (either qualified or non-qualified), for the benefit of plan participants AND the Annuitant under each contract is a plan participant AND the average initial Purchase Payment for these new Contracts is equal to or greater than $50,000.

If permitted by state law, John Hancock USA may cancel a Contract at the end of any TWO consecutive Contract Years in which no Purchase Payments have been made, if both:

     - the total Purchase Payments made over the life of the Contract, less any Withdrawal Amounts, are less than $2,000; and

     - the Contract Value at the end of such two year period is less than $2,000.

Contracts issued by John Hancock New York may be cancelled at the end of any THREE consecutive Contract Years in which no Purchase Payments have been made as described above.

As a matter of administrative practice, the respective Company will attempt to notify you prior to any such cancellation in order to allow you to make the necessary Purchase Payment to keep your Contract in force. The cancellation of Contract provisions may vary in certain states to comply with the requirements of insurance laws and regulations in such states. If we cancel your Contract, we will pay you the Contract Value computed as of the valuation period during which the cancellation occurs. The amount paid will be treated as a withdrawal for federal tax purposes and thus may be subject to income tax and to a 10% penalty tax (see "VIII. Federal Tax Matters").

You designate how your Net Purchase Payments are to be allocated among the Investment Options. You may change the allocation of subsequent Net Purchase Payments at any time by notifying us in writing (or by telephone or electronically if you comply with our telephone or electronic transaction procedures described herein).

Accumulation Units

During the Accumulation Period, we establish an Investment Account for you for each Variable Investment Option to which you allocate a portion of your Contract Value. We credit amounts to those Investment Accounts in the form of "accumulation units" to measure the value of the variable portion of your Contract during the Accumulation Period. We calculate and credit the number of accumulation units in each of your Investment Accounts by dividing (i) the amount allocated to that Investment Account by (ii) the value of an accumulation unit for that Investment Account we next compute after a purchase transaction is complete.

We will usually credit initial Net Purchase Payments received by mail on the Business Day on which they are received at our Annuities Service Center, and no later than two Business Days after our receipt of all information necessary for issuing the Contract. We will inform you of any deficiencies preventing processing if your Contract cannot be issued. If the deficiencies are not remedied within five Business Days after receipt, we will return your Purchase Payment promptly, unless you specifically consent to our retaining your Purchase Payment until all necessary information is received. We will credit initial Net Purchase Payments received by wire transfer from broker-dealers on the Business Day received by us if the broker-dealers have made special arrangements with us. We will credit additional Purchase Payments on the Business Day they are received at our Annuities Service Center.


We will deduct accumulation units based on the value of an accumulation unit we next compute each time you make a withdrawal or transfer amounts from an Investment Option, and when we deduct certain Contract charges, pay death benefit proceeds, or apply amounts to an Annuity Option.


We measure the value of an Investment Account in accumulation units, which vary in value with the performance of the underlying Fund.

Value of Accumulation Units

The value of your accumulation units will vary from one Business Day to the next depending upon the investment results of the Investment Options you select. We arbitrarily set the value of an accumulation unit for each Sub-Account on the first Business Day the Sub-Account was established. We determine the value of an accumulation unit for any subsequent Business Day by multiplying (i) the value of an accumulation unit for the immediately preceding Business Day by (ii) the "net investment factor" for that Sub-Account (described below) for the Business Day for which the value is being determined. We value accumulation units as of the end of each Business Day. We deem a Business Day to end, for these purposes, at the time a Fund determines the net asset value of its shares.

We will use a Fund share's net asset value at the end of a Business Day to determine accumulation unit value for a Purchase Payment, Withdrawal Amount or transfer transaction only if:


     - your Purchase Payment transaction is complete before the close of daytime trading of the New York Stock Exchange (usually 4:00 p.m. Eastern time) for that Business Day; or


     - we receive your request for a withdrawal or transfer of Contract Value at the Annuities Service Center before the close of the New York Stock Exchange for that Business Day.

Net Investment Factor

The net investment factor is an index used to measure the investment performance of a Sub-Account from one Business Day to the next (the "valuation period"). The net investment factor may be greater or less than or equal to one; therefore, the value of an accumulation unit may increase, decrease or remain the same. We determine the net investment factor for each Sub-Account for any valuation period by dividing (a) by (b) and subtracting (c) from the result:

Where (a) is:

     - the net asset value per share of a Fund share held in the Sub-Account determined at the end of the current valuation period; plus


     - the per share amount of any dividend or capital gain distributions made by the Fund on shares held in the Sub-Account if the "ex-dividend" date occurs during the current valuation period. The "ex-dividend" date is normally set (for stocks) two business days before the record date, on or after which the seller, not the buyer, receives the next dividend payment.


Where (b) is the net asset value per share of a Fund share held in the Sub-Account determined as of the end of the immediately preceding valuation period.

Where (c) is a factor representing the charges deducted from the Sub-Account on a daily basis for Annual Separate Account Expenses.

Transfers Among Investment Options

During the Accumulation Period, you may transfer amounts among the Variable Investment Options, subject to the restrictions set forth below.

You may make a transfer by providing written notice to us, by telephone or by other electronic means that we may provide through the internet (see "Telephone and Electronic Transactions"). We will cancel accumulation units from the Investment Account from which you transfer amounts and we will credit to the Investment Account to which you transfer amounts. Your Contract Value on the date of the transfer will not be affected by a transfer. You must transfer at least $300 or, if less, the entire value of the Investment Account. If after the transfer the amount remaining in the Investment Account is less than $100, then we will transfer the entire amount instead of the requested amount.

Currently, we do not impose a charge for transfer requests. The first twelve transfers in a Contract Year are free of any transfer charge. For each additional transfer in a Contract Year, we do not currently assess a charge but reserve the right (to the extent permitted by your Contract) to assess a reasonable charge (not to exceed the lesser of $25 or 2% of the amount transferred) to reimburse us for the expenses of processing transfers.

Investment options in variable annuity and variable life insurance products can be a prime target for abusive transfer activity because these products value their investment options on a daily basis and allow transfers among investment options without immediate tax consequences. As a result, some investors may seek to frequently transfer into and out of variable investment options in reaction to market news or to exploit some perceived pricing inefficiency. Whatever the reason, frequent transfer activity can harm long-term investors in a variable investment option since such activity may expose a variable investment option's underlying fund to increased fund transaction costs and/or disrupt the fund manager's ability to effectively manage a fund in accordance with its investment objective and policies, both of which may result in dilution with respect to interests held for long-term investment.

We have adopted a policy and procedures to restrict frequent transfers of Contract Value among Variable Investment Options.

To discourage disruptive frequent trading activity, we have adopted a policy for each Separate Account to restrict transfers to two per calendar month per Contract, with certain exceptions, and procedures to count the number of transfers made under a Contract. Under the current procedures of the Separate Accounts, we count all transfers made during each Business Day that the net asset value of the shares of a Fund are determined ending at the close of day-time trading of the New York Stock Exchange (usually 4 p.m.) as a SINGLE transfer. We do NOT count: (a) scheduled transfers made pursuant to our Dollar Cost Averaging program or our Asset Rebalancing program, (b) transfers made within a prescribed period before and after a substitution of underlying Funds and (c) transfers made during the Pay-out Period (these transfers are subject to a 30-day notice requirement, however, as described in the "Transfers During Pay-out Period" section of this Prospectus). Under each Separate Account's policy and procedures, Contract Owners may transfer to a Money Market investment option even if a Contract Owner reaches the two transfer per month limit if 100% of the Contract Value in all Variable Investment Options is transferred to that Money Market Investment Option. If such a transfer to a Money Market Investment Option is made, for a 30-calendar day period after such transfer, a Contract Owner may not make any subsequent transfers from that Money Market investment option to another Variable Investment Option. We apply each Separate Account's policy and procedures uniformly to all Contract Owners.

We reserve the right to take other actions to restrict trading, including, but not limited to:

     -    restricting the number of transfers made during a defined period;

     -    restricting the dollar amount of transfers;

     - restricting the method used to submit transfers (e.g., requiring transfer requests to be submitted in writing via U.S. mail); and


     -    restricting transfers into certain Sub-Account(s).



In addition, we reserve the right to defer a transfer at any time we are unable to purchase or redeem shares of the Funds (see "Withdrawals" below for details on when suspensions of redemptions may be permissible). We also reserve the right to modify or terminate the transfer privilege at any time (to the extent permitted by applicable law).


In addition to the transfer restrictions that we impose, the John Hancock Trust also has adopted policies under Rule 22c-2 of the 1940 Act to detect and deter abusive short term trading. Accordingly, a Fund may require us to impose trading restrictions if it discovers violations of its frequent short-term trading policy. We will provide tax identification numbers and other Contract Owner transaction information to John Hancock Trust upon request, which it may use to identify any pattern or frequency of activity that violates its short-term trading policy.

While we seek to identify and prevent disruptive frequent trading activity, it is not always possible to do so. Therefore, we cannot provide assurance that the restrictions we impose will be successful in restricting disruptive frequent trading activity and avoiding harm to long-term investors.

Maximum Number of Investment Options

We currently do not limit the number of Investment Options to which you may allocate Purchase Payments.

We permit you to make certain types of transactions by telephone or electronically through the internet.

Telephone and Electronic Transactions

When you purchase a Contract, we will automatically permit you to request transfers and withdrawals by telephone. We will also permit you to access information about your Contract, request transfers and perform some transactions (other than withdrawals) electronically through the internet. You can contact us at the applicable telephone number or internet address shown on the first page of this Prospectus.

To access information and perform electronic transactions through our website, we require you to create an account with a username and password, and maintain a valid e-mail address. You may also authorize other people to make certain transaction requests by telephone or electronically through the internet by sending us instructions in a form acceptable to us.

We will not be liable for following instructions communicated by telephone or electronically that we reasonably believe to be genuine. We will employ reasonable procedures to confirm that instructions we receive are genuine. Our procedures require you to provide information to verify your identity when you call us and we will record all conversations with you. When someone contacts us by telephone and follows our procedures, we will assume that you are authorizing us to act upon those instructions. For electronic transactions through the internet, you will need to provide your username and password. You are responsible for keeping your password confidential and must notify us of:

     -    Any loss or theft of your password; or

     -    Any unauthorized use of your password.

We may only be liable for any losses due to unauthorized or fraudulent instructions where we fail to employ our procedures properly.


All transaction instructions we receive by telephone or electronically will be followed by a confirmation statement of the transaction. Transaction instructions we receive by telephone or electronically before the close of any Business Day, will usually be effective at the end of that day. Circumstances beyond our control, such as system outages, or during periods when our telephone lines or our website may be busy, may limit your ability to access or transact business electronically. We may, for example, experience unusual volume during periods of substantial market change.


We may suspend, modify or terminate our telephone or electronic transaction procedures at any time. We may, for example, impose limits on the maximum Withdrawal Amount available to you through a telephone transaction. Also, as stated earlier in this Prospectus, we have imposed restrictions on transfers and reserve the right to take other actions to restrict trading, including the right to restrict the method used to submit transfers (e.g., by requiring transfer requests to be submitted in writing via U.S. mail). We also reserve the right to suspend or terminate the transfer privilege altogether with respect to anyone who we feel is abusing the privilege to the detriment of others.

We make available Dollar Cost Averaging and Asset Rebalancing programs.

Special Transfer Services-Dollar Cost Averaging

We administer a Dollar Cost Averaging ("DCA") program. If you enter into a DCA agreement, you may instruct us to transfer monthly a predetermined dollar amount from any Variable Investment Option, or from a DCA Fixed Investment Option we permit for this purpose to other Variable Investment Options until the amount in the Investment Option from which the transfer is made is exhausted. You may allocate only Purchase Payments (and not existing Contract Values) to the DCA Fixed Investment Option. If you elect the DCA Fixed Investment Option, we will credit the amounts allocated to this option with interest at the guaranteed interest rate in effect on the date of such allocation.

From time to time, we may offer special DCA programs where the rate of interest credited to a DCA Fixed Investment Option exceeds our actual earnings on the supporting assets, less appropriate risk and expense adjustments. In such case, we will recover any amounts we credit to your account in excess of amounts earned by us on the assets in the General Account from existing charges described in your Contract. Your Contract charges will not increase as a result of electing to participate in any special DCA program.

The DCA program is generally suitable if you are making a substantial deposit and desire to control the risk of investing at the top of a market cycle. The DCA program allows investments to be made in equal installments over time in an effort to reduce that risk. Therefore, you may achieve a lower purchase price over the long-term by purchasing more accumulation units of a particular Sub-Account when the unit value is low; less when the unit value is high. However, the DCA program does not guarantee profits or prevent losses in a declining market and requires regular investment regardless of fluctuating price levels. Contract Owners interested in the DCA program should consider their financial ability to continue purchases through periods of low price levels. If you are interested in the DCA program, you may elect to participate in the program on the appropriate application or you may obtain a separate authorization form and full information concerning the program and its restrictions from your registered representative or our Annuities Service Center. There is no charge for participation in the DCA program.

Special Transfer Services-Asset Rebalancing Program

We administer an Asset Rebalancing program which enables you to specify the percentage levels you would like to maintain in particular Funds. We will automatically rebalance your Contract Value pursuant to the schedule described below to maintain the indicated percentages by transfers among the Funds. (DCA Fixed Investment Options are not eligible for participation in the Asset Rebalancing program.) You must include your entire value in the Variable Investment Options in the Asset Rebalancing program. Other investment programs, such as the DCA program, or other transfers or withdrawals may not work in concert with the Asset Rebalancing program. Therefore, you should monitor your use of these other programs and any other transfers or withdrawals while the Asset Rebalancing program is being used. If you are interested in the Asset Rebalancing program, you may obtain a separate authorization form and full information concerning the program and its restrictions from your registered representative or our Annuities Service Center. There is no charge for participation in the Asset Rebalancing program.

We will permit asset rebalancing only on the following time schedules:

     - quarterly on the 25th day of the last month of the calendar quarter (or the next Business Day if the 25th is not a Business Day);

     - semi-annually on June 25th and December 26th (or the next Business Day if these dates are not Business Days); or

     - annually on December 26th (or the next Business Day if December 26th is not a Business Day).

You may withdraw all or a portion of your Contract Value, but may incur withdrawal charges or tax liability as a result.

Withdrawals

During the Accumulation Period, you may withdraw all or a portion of your Contract Value upon written request (complete with all necessary information) to our Annuities Service Center. You may make withdrawals by telephone as described above under "Telephone and Electronic Transactions." For certain Qualified Contracts, exercise of the withdrawal right may require the consent of the Qualified Plan participant's spouse under the Code. In the case of a total withdrawal, we will pay the Contract Value as of the date of receipt of the request at our Annuities Service Center, minus any applicable withdrawal charge, Rider charge, administrative fee, or tax. We will then cancel the Contract. In the case of a partial withdrawal, we will pay the amount requested and cancel accumulation units credited to each Investment Account equal in value to the Withdrawal Amount from that Investment Account.

When making a partial withdrawal, you should specify the Investment Options from which the withdrawal is to be made. The Withdrawal Amount requested from an Investment Option may not exceed the value of that Investment Option. If you do not specify the Investment Options from which a partial withdrawal is to be taken, we will take the withdrawal from the Variable Investment Options until exhausted. We will then take from any DCA Fixed Investment Option, beginning with the shortest remaining guarantee period first and ending with the longest remaining guarantee period last. If the Withdrawal Amount is less than the total value in the Variable Investment Options, we will take the withdrawal proportionately from all of your Variable Investment Options.

There is no limit on the frequency of partial withdrawals; however, the Withdrawal Amount must be at least $300 or, if less, the entire balance in the Investment Option. If after the withdrawal the amount remaining in the Investment Option is less than $100, we will treat the partial withdrawal as a withdrawal of the entire amount held in the Investment Option. If the Withdrawal Amount would reduce the Contract Value to less than $300, we will treat the partial withdrawal as a total withdrawal of the Contract Value.

We will pay the amount of any withdrawal from the Variable Investment Options promptly, and in any event within seven days of receipt of the request, complete with all necessary information at our Annuities Service Center. We reserve the right to defer the right of withdrawal or postpone payments for any period when:

     - the New York Stock Exchange is closed (other than customary weekend and holiday closings);

     -    trading on the New York Stock Exchange is restricted;

     - an emergency exists as determined by the SEC, as a result of which disposal of securities held in the Separate Accounts is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Accounts' net assets; or

     - the SEC, by order, so permits for the protection of security holders; provided that applicable rules and regulations of the SEC shall govern as to whether trading is restricted or an emergency exists.

IMPACT OF DIVORCE. In the event that you and your spouse become divorced after you purchase a Contract, we will consider any request to reduce or divide benefits under a Contract as a request for a withdrawal of Contract Value. The transaction may be subject to any applicable tax, withdrawal charge and, for Contracts issued with an optional minimum guaranteed withdrawal benefit Rider, Reset provision (see "VI. Optional Benefits"). If you determine to divide a Contract with an optional benefit Rider, we will permit you to continue the existing Rider under one, but not both, resulting Contracts. We will also permit the owner of the new Contract to purchase any optional benefit Rider then available.

TAX CONSIDERATIONS. Withdrawals from the Contract may be subject to income tax and a 10% IRS penalty tax (see "VIII. Federal Tax Matters").

You may make systematic withdrawals.

Special Withdrawal Services-The Systematic Withdrawal Program

We administer a Systematic Withdrawal Program ("SWP") which permits you to pre-authorize a periodic exercise of the contractual withdrawal rights described above. After entering into a SWP agreement, you may instruct us to withdraw a level dollar amount from specified Investment Options on a periodic basis. We limit the total of SWP withdrawals in a Contract Year to not more than 10% of the Purchase Payments made. The SWP is not available to Contracts participating in the DCA program or for which Purchase Payments are being automatically deducted from a bank account on a periodic basis. SWP withdrawals, like other withdrawals, may be subject to income tax and a 10% IRS penalty tax. If you are interested in a SWP, you may obtain a separate authorization form and full information concerning the program and its restrictions from your registered representative or our Annuities Service Center. There is no charge for participation in the SWP program.

If you die during the Accumulation Period, your Beneficiary will receive a death benefit that might exceed your Contract Value.

Death Benefit During Accumulation Period

The Contracts described in this Prospectus provide for the distribution of a death benefit before the earlier of a Contract's Maturity Date or Annuity Commencement Date.

AMOUNT OF DEATH BENEFIT. The death benefit payable under the Contract will be the greater of:

     -    the Contract Value; or

     - the sum of all Purchase Payments made, less any amounts deducted in connection with partial withdrawals.

The amount deducted in connection with partial withdrawals will be on a pro rata basis and will be equal to (i) times (ii) where:

     i)   is equal to the death benefit prior to the withdrawal; and

     ii) is equal to the partial withdrawal amount divided by the Contract Value prior to the partial withdrawal.

PAYMENT OF DEATH BENEFIT. The determination of the death benefit will be made on the date we receive written notice and "proof of death" as well as all required claims forms from all Beneficiaries at our Annuities Service Center. No one is entitled to the death benefit until this time. Proof of death occurs when we receive one of the following at our Annuities Service Center:

     -    a certified copy of a death certificate; or

     - a certified copy of a decree of a court of competent jurisdiction as to the finding of death; and all required claim forms; or

     -    any other proof satisfactory to us.


DISTRIBUTION OF DEATH BENEFITS. The following discussion applies principally to distribution of death benefits upon the death of an Owner under Contracts that are not issued in connection with Qualified Plans, i.e., "Non-Qualified Contracts." Tax law requirements applicable to Qualified Plans, including IRAs, and the tax treatment of amounts held and distributed under such plans, are quite complex. Accordingly, if your Contract is used in connection with a Qualified Plan, you should seek competent legal and tax advice regarding requirements governing the distribution of benefits, including death benefits, under the plan. In particular, if you intend to use the Contract in connection with a Qualified Plan, including an IRA, you and your advisor should consider that there is some uncertainty as to the income tax effects of the death benefit on Qualified Plans, including IRAs (see "VIII. Federal Tax Matters" and Appendix
C: "Qualified Plan Types").


In designating Beneficiaries you may impose restrictions on the timing and manner of payment of death benefits. The description of death benefits in this Prospectus does not reflect any of the restrictions that could be imposed, and it should be understood as describing what will happen if the Contract Owner chooses not to restrict death benefits under the Contract. If the Contract Owner imposes restrictions, those restrictions will govern payment of the death benefit.

We will pay the death benefit to the Beneficiary if any Contract Owner dies before the earlier of the Maturity Date or the Annuity Commencement Date. If there is a surviving Owner, that Contract Owner will be deemed to be the Beneficiary. No death benefit is payable on the death of any Annuitant, except that if any Owner is not a natural person, the death of any Annuitant will be treated as the death of an Owner. On the death of the last surviving Annuitant, the Owner, if a natural person, will become the Annuitant unless the Owner designates another person as the Annuitant.


     Upon request, the death benefit proceeds may be taken in the form of a lump sum. In that case, we will pay death benefit within seven calendar days of the date that we determine the amount of the death benefit, subject to postponement under the same circumstances that payment of withdrawals may be postponed (see "Withdrawals"). Beneficiaries who opt for a lump sum payout of their portion of the death benefit will receive the funds in a John Hancock Safe Access Account (JHSAA). Similar to a checking account, the JHSAA provides the beneficiary access to the payout funds via a checkbook, and account funds earn interest at a variable interest rate. Note, however, that a JHSAA is not a true checking account as the beneficiary cannot make deposits. It is solely a means of distributing the death benefit, so the beneficiary can only make withdrawals. The JHSAA is part of our general account; it is not a bank account and it is not insured by the FDIC or any other government agency. As part of our general account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the JHSAA.



If the Beneficiary does not choose a form of payment, or the death benefit payable upon the death of an Owner is not taken, the Contract will continue, subject to the following:



     -    The Beneficiary will become the Owner.

     - We will allocate any excess of the death benefit over the Contract Value to the Owner's Investment Accounts in proportion to their relative values on the date of receipt by us of due proof of the Owner's death.

     -    No additional Purchase Payments may be made.

     -    We will waive withdrawal charges for all future distributions.

     - If the deceased Owner's spouse is the Beneficiary, the surviving spouse continues the Contract as the new Owner. In such a case, the distribution rules applicable when a Contract Owner dies will apply when the spouse, as the Owner, dies. In addition, a death benefit will be paid upon the death of the spouse. For purposes of calculating the death benefit payable upon the death of the spouse (excluding any optional benefits), we will treat the death benefit paid upon the first Owner's death as a Purchase Payment to the Contract. In addition, all payments made and amounts deducted in connection with partial withdrawals prior to the date of the first Owner's death will not be considered in the determination of the spouse's death benefit.

     - If the Beneficiary is not the deceased Owner's spouse, distribution of the Owner's entire interest in the Contract must be made within five years of the Owner's death, or alternatively, distribution may be made as an annuity, under one of the Annuity Options described below, which begins within one year of the Owner's death and is payable over the life of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary (see "Annuity Options"). If distribution is not made as an annuity, upon the death of the Beneficiary, the death benefit will equal the Contract Value and must be distributed immediately in a single sum.

     - Alternatively, if the Contract is not a Qualified Contract and if the Beneficiary is not the deceased Owner's spouse, distribution of the Owner's entire interest in the Contract may be made as a series of withdrawals over the Beneficiary's life expectancy. If this form of distribution is selected, the Beneficiary may not reduce or stop the withdrawals, but may in any year withdraw more than the required amount for that year. If life expectancy withdrawals have been selected and the initial Beneficiary dies while value remains in the Contract, a successor Beneficiary may either take a lump sum distribution of the remaining balance or continue periodic withdrawals according to the original schedule based on the initial Beneficiary's life expectancy.

A substitution or addition of any Contract Owner may result in resetting the death benefit to an amount equal to the Contract Value as of the date of the change. For purposes of subsequent calculations of the death benefit prior to the Maturity Date, the Contract Value on the date of the change will be treated as a Purchase Payment made on that date. In addition, all payments made and amounts deducted in connection with partial withdrawals prior to the date of the change will not be considered in the determination of the death benefit. No such change in death benefit will be made if the person whose death will cause the death benefit to be paid is the same after the change in ownership or if ownership is transferred to the Owner's spouse.

Please see "VI. Optional Benefits" for a discussion of benefits available to Beneficiaries under the optional Annual Step Death Benefit.

PAY-OUT PERIOD PROVISIONS

You have a choice of several different ways of receiving annuity payments from us.

General


Generally, the Contracts contain provisions for the commencement of annuity payments to the Annuitant on the Contract's Annuity Commencement Date (the first day of the Pay-out Period). The Annuity Commencement Date is the date specified on your Contract's specifications page, unless you change that date. For John Hancock USA Contracts, there is no limit on when the earliest Annuity Commencement Date may be set. For John Hancock New York Contracts, the earliest allowable Annuity Commencement Date is one year from the Contract Date. If no date is specified, the Annuity Commencement Date is the first day of the month following the later of the 90th birthday of the oldest Annuitant or the tenth Contract Anniversary. The Annuity Commencement Date may be changed at any time before annuity payments begin. The new Annuity Commencement Date may not be later than the specified Maturity Date unless we consent. Annuity Commencement and Maturity Dates which occur when the Annuitant is at an advanced age, e.g., past age 90, may have adverse income tax consequences (see "VIII. Federal Tax Matters."). Distributions may be required from Qualified Contracts before the Annuity Commencement Date.


You may select the frequency of annuity payments. However, if the Contract Value at the Maturity Date is such that a monthly payment would be less than $20, we may pay the Contract Value in one lump sum to the Annuitant on the Annuity Commencement Date.

Annuity Options

Annuity payments are available under the Contract on a fixed, variable, or combination fixed and variable basis. Upon purchase of the Contract, and at any time during the Accumulation Period, you may select one or more of the Annuity Options described below on a fixed and/or variable basis or choose an alternate form of payment acceptable to us. If an Annuity Option is not selected, we will provide as a default an Annuity Option in the form of a variable life annuity with payments guaranteed for ten years, as described below. We will determine annuity payments based on the Investment Account Value of each Investment Option at the Annuity Commencement Date. Internal Revenue Service ("IRS") regulations may preclude the availability of certain Annuity Options in connection with certain Qualified Contracts. Once annuity payments commence:

     - you will no longer be permitted to make any withdrawals under the Contract;

     - you will no longer be permitted to make or receive any withdrawals under a guaranteed minimum withdrawal benefit Rider;

     -    we may not change the Annuity Option or the form of settlement; and

     -    your Guaranteed Minimum Death Benefit will terminate.

Please read the description of each Annuity Option carefully. In general, a non-refund life annuity provides the highest level of payments. However, because there is no guarantee that any minimum number of payments will be made, an Annuitant may receive only one payment if the Annuitant dies prior to the date the second payment is due. You may also elect annuities with payments guaranteed for a certain number of years but the amount of each payment will be lower than that available under the non-refund life Annuity Option.

ANNUITY OPTIONS OFFERED IN THE CONTRACT. The Contracts guarantee the availability of the following Annuity Options:

Option 1(a): Non-Refund Life Annuity - An annuity with payments during the lifetime of the Annuitant. No payments are due after the death of the Annuitant. Because there is no guarantee that we will make any minimum number of payments, an Annuitant may receive only one payment if the Annuitant dies prior to the date the second payment is due.

Option 1(b): Life Annuity with Payments Guaranteed for 10 Years - An annuity with payments guaranteed for 10 years and continuing thereafter during the lifetime of the Annuitant. Because we guarantee payments for 10 years, we will make annuity payments to the end of such period if the Annuitant dies prior to the end of the tenth year.

Option 2(a): Joint & Survivor Non-Refund Life Annuity - An annuity with payments during the lifetimes of the Annuitant and a designated co-Annuitant. No payments are due after the death of the last survivor of the Annuitant and co-Annuitant. Because there is no guarantee that we will make any minimum number of payments, an Annuitant or co-Annuitant may receive only one payment if the Annuitant and co-Annuitant die prior to the date the second payment is due.

Option 2(b): Joint & Survivor Life Annuity with Payments Guaranteed for 10 Years
- An annuity with payments guaranteed for 10 years and continuing thereafter during the lifetimes of the Annuitant and a designated co-Annuitant. Because we guarantee payments for 10 years, we will make annuity payments to the end of such period if both the Annuitant and the co-Annuitant die prior to the end of the tenth year.

ADDITIONAL ANNUITY OPTIONS. We currently offer the following Annuity Options which are in addition to the ones we are contractually obligated to make available. We may cease offering any of the following Annuity Options at any time and may offer other Annuity Options in the future.

Option 3: Life Annuity with Payments Guaranteed for 5, 15 or 20 Years - An annuity with payments guaranteed for 5, 15 or 20 years and continuing thereafter during the lifetime of the Annuitant. Because we guarantee payments for the specific number of years, we make annuity payments to the end of the last year of the 5, 15 or 20 year period.

Option 4: Lifetime Annuity with Cash Refund - An annuity with payments during the lifetime of the Annuitant. After the death of the Annuitant, we will pay the Beneficiary a lump sum amount equal to the excess, if any, of the Contract Value at the election of this option over the sum of the annuity payments made under this option.

Option 5: Joint Life Annuity with Payments Guaranteed for 20 Years - An annuity with payments guaranteed for 20 years and continuing thereafter during the lifetime of the Annuitant and a designated co-Annuitant. Because we guarantee payments for the specific number of years, we make annuity payments to the end of the last year of the 20 year period if both the Annuitant and the co-Annuitant die during the 20 year period.

Option 6: Joint & Two-Thirds Survivor Non-Refund Life Annuity - An annuity with full payments during the joint lifetime of the Annuitant and a designated co-Annuitant and two-thirds payments during the lifetime of the survivor. Because we do not guarantee that we will make any minimum number of payments, an Annuitant or co-Annuitant may receive only one payment if the Annuitant and co-Annuitant die prior to the date the second payment is due.

Option 7: Period Certain Only Annuity for 10, 15 or 20 Years - An annuity with payments for a 10, 15 or 20 year period and no payments thereafter. You may surrender all or part of your Contract for its 'Commuted Value' after the Pay-out Period has begun only if you select a variable pay-out under this Option. (See "Full Surrenders During the Pay-out Period" and "Partial Surrenders During the Pay-out Period" below.)


ADDITIONAL ANNUITY OPTIONS FOR CONTRACTS WITH A GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDER. We make one or more additional Annuity Options available if you purchase a Contract with one of our guaranteed minimum withdrawal benefit Riders (i.e., Income Plus for Life or Income Plus for Life - Joint Life, as described in "VI. Optional Benefits"). If you purchase a Contract with a guaranteed minimum withdrawal benefit Rider, you may select the additional Annuity Options shown below. These additional Annuity Options are only available for Annuity Commencement Dates no earlier than the first day of the month following the later of the 90th birthday of the oldest Annuitant or the tenth Contract Anniversary.


GMWB Alternate Annuity Option 1: Lifetime Income Amount with Cash Refund - This Annuity Option is available if you purchase a Contract with the Income Plus for Life or an Income Plus for Life - Joint Life Rider. For the Income Plus for Life
- Joint Life Rider, this Annuity Option is available only if one Covered Person (see "Income Plus for Life Series Guaranteed Minimum Withdrawal Benefit Rider Definitions"), not two, remains on the Rider at the Annuity Commencement Date. Under this option, we will make annuity payments during the lifetime of the Annuitant. After the death of the Annuitant, we will pay the Beneficiary a lump sum amount equal to the excess, if any, of the Contract Value at the election of this option over the sum of the annuity payments made under this option. The annual amount of the annuity payments will equal the greater of:


     - the Lifetime Income Amount on the Annuity Commencement Date, if any, as provided by the guaranteed minimum withdrawal benefit Rider that you purchased with your Contract; or


     - the annual amount that the death benefit proceeds of your Contract provides on a guaranteed basis under a life with cash refund annuity. (Unlike Option 1(b), however, we will not continue making payments for the remainder of the 10 year term upon the death of the Annuitant. Instead, we will pay a lump sum amount of the excess Contract Value, if any, described above.)


GMWB Alternate Annuity Option 2: Joint & Survivor Lifetime Income Amount with Cash Refund - This Annuity Option is available if you purchase a Contract with the Income Plus for Life - Joint Life Rider and both Covered Persons remain on the Rider at the Annuity Commencement Date. Under this option, we will make annuity payments during the joint lifetime of the co-Annuitants. After the death of the last surviving Annuitant, we will pay the Beneficiary a lump sum amount equal to the excess, if any, of the Contract Value at the election of this option over the sum of the annuity payments made under this option. The annual amount of the annuity payments will equal the greater of:

     - the Lifetime Income Amount on the Annuity Commencement Date, if any, as provided by the guaranteed minimum withdrawal benefit Rider that you purchased with your Contract; or


     - the annual amount that the death benefit proceeds of your Contract provides on a guaranteed basis under a joint life with cash refund annuity. (Unlike Option 2(b), however, we will not continue making payments for the remainder of the 10 year term upon the death of the last surviving Annuitant. Instead, we will pay a lump sum amount of the excess Contract Value, if any, described above.)



FULL SURRENDERS DURING THE PAY-OUT PERIOD. You may surrender your Contract, after the Pay-out Period has begun, only if you have selected a variable pay-out under Option 7: Period Certain Only Annuity for 10, 15, or 20 years. Under this option, we will pay you the present value of any remaining guaranteed annuity payments ("Commuted Value") of your Contract. The Commuted Value is determined on the day we receive your written request for surrender. We determine the Commuted Value by:


     - multiplying the number of Annuity Units we currently use to determine each payment by the respective Annuity Unit value on the last payment date (see "Annuity Units and the Determination of Subsequent Variable Annuity Benefit Payments" for a description of an "Annuity Unit");

     - assuming that the net investment factor for the remainder of the guarantee period will equal the assumed interest rate of 3%, resulting in level annuity payments; and

     - calculating the present value of these payments at the assumed interest rate of 3%.

If you elect to take the entire Commuted Value of the remaining annuity payments due in the Period Certain, no future annuity payments will be made.


PARTIAL SURRENDERS DURING THE PAY-OUT PERIOD. We permit partial surrenders after the Pay-out Period has begun, only if you have selected a variable pay-out under Option 7: Period Certain Only Annuity for 10, 15, or 20 years. You may take partial surrenders of amounts equal to the Commuted Value of the payments that we would have made during the Period Certain. The Commuted Value is determined on the day we receive your written request for surrender in the manner described above.



     If you elect to take only the Commuted Value of some of the remaining annuity payments due in the Period Certain, we will reduce the remaining annuity payments during the remaining Period Certain by reducing the number of Annuity Units used to determine payments (see "Annuity Units and the Determination of Subsequent Variable Annuity Payments" for how we determine the initial number of Annuity Units used to determine payments). Since there will be fewer Annuity Units, your remaining payments will be reduced. The new number of Annuity Units used to determine future payments after an amount is commuted will equal
     (a)x{1-(b)/(c)/(d)}, where



          (a) equals the number of Annuity Units used to determine future payments before the commutation;



          (b) equals the dollar amount requested to be paid out as part of the commutation;



          (c) equals the present value of all Annuity Units to be paid out if there were no commutation, where the interest rate used to present value the Annuity Units is the assumed interest rate of 3%; and



          (d) equals the Annuity Unit value on the day of the commutation is executed.



For example, assume that before you request a partial Commuted Value, you will receive 400 units a year for 10 years. You request $20,000 in Commuted Value. Since you are receiving that 400 for 10 years, (c) equals the present value of 400 for 10 years starting the end of this year at a rate of an assumed interest rate of 3%. This value is 3,412.08 units. Assuming the annuity unit value on the day the commutation is executed is $12.50, after the commutation you will receive 400x(1-$20,000/3412.08/$12.50) = 212.43 units a year for 10 years.


You will not be able to make any additional withdrawals under a Contract with a guaranteed minimum withdrawal benefit Rider once annuity payments begin under an Annuity Option.


FIXED ANNUITY OPTIONS. Subject to the distribution of death benefits provisions (see "Death Benefit During Accumulation Period"), on death, withdrawal or the Maturity Date of the Contract, the death benefit proceeds may be applied to a Fixed Annuity Option.



We determine the amount of each Fixed Annuity payment by applying the portion of the death benefit proceeds (minus any applicable sales charge and premium taxes) applied to purchase the Fixed Annuity to the appropriate table in the Contract. If the table we are then using is more favorable to you, we will substitute that table. If you choose an Annuity Option that is not guaranteed in the Contract, we will use the the current Single Premium Immediate Annuity rate that we are currently offering. We guarantee the dollar amount of Fixed Annuity payments.


Determination of Amount of the First Variable Annuity Payment

We determine the first Variable Annuity payment by applying the portion of the proceeds (minus any applicable sales charge and premium taxes) applied to purchase a Variable Annuity to the annuity tables contained in the Contract. We will determine the amount of the Contract Value as of the date not more than ten Business Days prior to the Annuity Commencement Date. We will reduce Contract Value used to determine annuity payments by any applicable sales charge and premium taxes.

The rates contained in the annuity tables vary with the Annuitant's sex and age and the Annuity Option selected. However, we may not use sex-distinct tables for Contracts issued in connection with certain employer-sponsored retirement plans. Under such tables, the longer the life expectancy of the Annuitant under any life Annuity Option or the longer the period for which payments are guaranteed under the option, the smaller the amount of the first monthly Variable Annuity payment will be.

Annuity Units and the Determination of Subsequent Variable Annuity Payments


We will base Variable Annuity payments after the first one on the investment performance of the Sub-Accounts selected during the Pay-out Period. The amount of a subsequent payment is determined by dividing the amount of the first annuity payment from each Sub-Account by the Annuity Unit value of that Sub-Account (as of the same date the Contract Value to effect the annuity was determined) to establish the number of Annuity Units which will thereafter be used to determine payments. This number of Annuity Units for each Sub-Account is then multiplied by the appropriate Annuity Unit value as of a uniformly applied date not more than ten Business Days before the annuity payment is due, and the resulting amounts for each Sub-Account are then totaled to arrive at the amount of the annuity payment to be made. The number of Annuity Units generally remains constant throughout the Pay-out Period (assuming no transfer is made). We will deduct a pro-rata portion of the administration fee from each annuity payment. This fee will be waived if the Contract Value to effect the annuity is at least $50,000.


We charge the same Annual Separate Account Expenses during the annuitization period as we do during the Accumulation Period. We determine the "net investment factor" for an Annuity Unit in the same manner as we determine the net investment factor for an accumulation unit (see "Value of Accumulation Units" and "Net Investment Factor" above). The value of an Annuity Unit for each Sub-Account for any Business Day is determined by multiplying the Annuity Unit value for the immediately preceding Business Day by the net investment factor for that Sub-Account for the valuation period for which the Annuity Unit value is being calculated and by a factor to neutralize the assumed interest rate.

Generally, if the net investment factor is greater than the assumed interest rate, the payment amount will increase. If the net investment factor is less than the assumed interest rate, the payment amount will decrease.

We build a 3% assumed interest rate into the annuity tables in the Contract used to determine the first Variable Annuity payment. The smallest annual rate of investment return which is required to be earned on the assets of the Separate Account so that the dollar amount of Variable Annuity payments will not decrease is 3.83%.


Some transfers are permitted during the Pay-out Period, but subject to different limitations than during the Accumulation Period.

Transfers During Pay-out Period

Once Variable Annuity payments have begun, you may transfer all or part of the investment upon which those payments are based from one Sub-Account to another. You must submit your transfer request to our Annuities Service Center at least 30 DAYS BEFORE the due date of the first annuity payment to which your transfer will apply. We will make transfers after the Annuity Commencement Date by converting the number of Annuity Units being transferred to the number of Annuity Units of the Sub-Account to which the transfer is made, so that the next annuity payment if it were made at that time would be the same amount that it would have been without the transfer. Thereafter, annuity payments will reflect changes in the value of the Annuity Units for the new Sub-Account selected. We reserve the right to limit, upon notice, the maximum number of transfers a Contract Owner may make per Contract Year to four. Once annuity payments have commenced, a Contract Owner may not make transfers from a Fixed Annuity Option to a Variable Annuity Option or from a Variable Annuity Option to a Fixed Annuity Option. In addition, we reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of a Fund. We also reserve the right to modify or terminate the transfer privilege at any time in accordance with applicable law.

Death Benefit During Pay-out Period

If an Annuity Option providing for payments for a guaranteed period has been selected, and the Annuitant dies during the Pay-out Period, we will make the remaining guaranteed payments to the Beneficiary. We will make any remaining payments as rapidly as under the method of distribution being used as of the date of the Annuitant's death. If no Beneficiary is living, we will commute any unpaid guaranteed payments to a single sum (on the basis of the interest rate used in determining the payments) and pay that single sum to the estate of the last to die of the Annuitant and the Beneficiary.

OTHER CONTRACT PROVISIONS

You have a right to cancel your Contract.

Right to Review

You may cancel the Contract by returning it to our Annuities Service Center or to your registered representative at any time within 10 days after receiving it or such other period as required by law. Within 7 days of receiving a returned Contract, we will pay you the Contract Value (plus any sales charged deducted) computed at the end of the Business Day on which we receive your returned Contract.

No withdrawal charge is imposed upon return of a Contract within the ten day right to review period. The ten day right to review may vary in certain states in order to comply with the requirements of state insurance laws and regulations. Also, when required by state law or when the Contract is issued as an individual retirement annuity under Sections 408 or 408A of the Code, during the first 7 days of the 10 day period, we will return all Purchase Payments if this is greater than the amount otherwise payable (as described in the preceding paragraph).

If you purchase your Contract in connection with a replacement of an existing contract, your Contract may provide for a longer time period to return it to us. For example, in New York, you may return the Contract at any time within 60 days after receiving it. Replacement of an existing annuity contract generally is defined as the purchase of a new contract in connection with (a) the lapse, partial or full surrender or change of, or borrowing from, an existing annuity or life insurance contract or (b) the assignment to a new issuer of an existing annuity contract. This description, however, does not necessarily cover all situations which could be considered a replacement of an existing contract. Therefore, you should consult with your registered representative or attorney regarding whether the purchase of a new Contract is a replacement of an existing contract.

(Applicable to Residents of California Only) Residents in California age 60 and greater may cancel the Contract by returning it to our Annuities Service Center or agent at any time within 30 days after receiving it. We will allocate your Net Purchase Payments to the Money Market Investment Option during this period. We will, however, permit you to elect to allocate your Net Purchase Payments during this 30 day period to a DCA Fixed Investment Option (if available), or to one or more of the Variable Investment Options. If you cancel the Contract during this 30 day period and your Net Purchase Payments were allocated to a DCA Fixed Investment Option, we will pay you the original amount of your Purchase Payments (including any sales charges deducted). If your Net Purchase Payments were allocated to the Money-Market Investment Option, we will pay you the greater of the original amount of your Purchase Payments (including any sales charges deducted) or the Contract Value (plus any sales charges deducted), computed at the end of the Business Day on which we receive your returned Contract. If your Net Purchase Payments were allocated to a Variable Investment Option (other than the Money Market Fund), we will pay you the Contract Value, (plus any sales charges deducted), computed at the end of the Business Day on which we receive your returned Contract.

You own the Contract.

Ownership

Prior to the Annuity Commencement Date, the Contract Owner is the person designated in the Contract specifications page or as subsequently named. On and after the Annuity Commencement Date, the Annuitant is the Contract Owner. If amounts become payable to any Beneficiary under the Contract, the Beneficiary is the Contract Owner.

In the case of Non-Qualified Contracts, you may change ownership of the Contract or you may collaterally assign the Contract at any time prior to the earlier of the Annuity Commencement Date or the Maturity Date, subject to the rights of any irrevocable Beneficiary. Changing the ownership of a Contract may be treated as a (potentially taxable) distribution from the Contract for Federal tax purposes. A collateral assignment is treated as a distribution from the Contract and will be tax reported as such. An addition or substitution of any Contract Owner may result in resetting the death benefit to an amount equal to the Contract Value as of the date of the change and treating that value as a Purchase Payment made on that date for purposes of computing the amount of the death benefit.

You must make any change of ownership or assignment in writing and we must receive such written change at the Annuities Service Center. We must approve any change. We assume no liability for any payments made or actions taken before a change is approved or an assignment is accepted or responsibility for the validity or sufficiency of any assignment. An absolute assignment will revoke the interest of any revocable Beneficiary.

In the case of Qualified Contracts, ownership of the Contract generally may not be transferred except by the trustee of an exempt employees' trust which is part of a retirement plan qualified under Section 401 of the Code or as otherwise permitted by applicable IRS regulations. Subject to the foregoing, you may not sell, assign, transfer, discount or pledge as collateral for a loan or as security for the performance of an obligation, or for any other purpose, a Qualified Contract to any person other than us.

The Annuitant is either you or someone you designate.

Annuitant

The Annuitant is any natural person or persons whose life is used to determine the duration of annuity payments involving life contingencies. The Annuitant is entitled to receive all annuity payments under the Contract. If the Contract Owner names more than one person as an "Annuitant," the second person named shall be referred to as "co-Annuitant." The Annuitant is as designated on the Contract specifications page or in the application, unless changed. You must make any change of Annuitant in writing in a form acceptable to us. We must approve any change.

On the death of the Annuitant prior to the Annuity Commencement Date, the co-Annuitant, if living, becomes the Annuitant. If there is no living co-Annuitant, the Owner becomes the Annuitant. In the case of certain Qualified Contracts, there are limitations on the ability to designate and change the Annuitant and the co-Annuitant. The Annuitant becomes the Owner of the Contract at the Annuity Commencement Date.

If any Annuitant is changed and any Contract Owner is not a natural person, we must distribute the entire interest in the Contract to the Contract Owner within five years. We will reduce the amount distributed by any charges that would otherwise apply upon withdrawal.

The Beneficiary is the person you designate to receive the death benefit if you die.

Beneficiary

The Beneficiary is the person, persons or entity designated in the Contract specifications page (or as subsequently changed). However, if there is a surviving Contract Owner, we will treat that person as the Beneficiary. You may change the Beneficiary subject to the rights of any irrevocable Beneficiary. You must make any change in writing. We must approve any change. If approved, we will effect such change as of the date on which it was written. We assume no liability for any payments made or actions taken before the change is approved. If no Beneficiary is living, the Contingent Beneficiary will be the Beneficiary. The interest of any Beneficiary is subject to that of any assignee. If no Beneficiary or Contingent Beneficiary is living, the Beneficiary is the estate of the deceased Contract Owner. In the case of certain Qualified Contracts, IRS regulations may limit designations of Beneficiaries.

Modification

We may not modify your Contract or certificate without your consent, except to the extent required to make it conform to any law or regulation or ruling issued by a governmental agency.

Our Approval

We reserve the right to accept or reject any Contract application at our sole discretion.

Misstatement and Proof of Age, Sex or Survival

We may require proof of age, sex or survival of any person upon whose age, sex or survival any payment depends. If the age or sex of the Annuitant has been misstated, the benefits will be those that would have been provided for the Annuitant's correct age and sex. If we have made incorrect annuity payments, we will pay the amount of any underpayment immediately and we will deduct the amount of any overpayment from future annuity payments.

Loans

Loans are not available under the Contract.

                              VI. Optional Benefits

You may elect to purchase optional benefits when you purchase a Contract. If available in your state, you may select one of the following "Income Plus for Life Series guaranteed minimum withdrawal benefit" Riders:

     -    Income Plus for Life; or

     -   Income Plus for Life - Joint Life.

You also may select an Annual Step Death Benefit Rider.

We describe each of these optional benefit Riders in the following sections.

OVERVIEW OF INCOME PLUS FOR LIFE SERIES GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDERS


Each of the guaranteed minimum withdrawal benefit Riders available with the Contract provides a guaranteed minimum withdrawal benefit during the Accumulation Period. Each Rider guarantees that you will be able to make withdrawals in an amount, and over a period of time, specified in your Rider, regardless of your Contract's investment performance. In particular, these Riders will permit you to withdraw up to the guaranteed annual amount for as long as a Covered Person (see "Income Plus for Life Series Guaranteed Minimum Withdrawal Benefit Rider Definitions") lives, subject to the terms and conditions of the specific Rider you elect. We may determine the amount of the initial guarantee after we issue your Contract, depending on the age of the Covered Person when we issue the Contract and the type of guaranteed minimum withdrawal benefit you purchase. We may increase the guarantee:



     - by a "Credit" or "Target Amount Adjustment" (see "Target Amount Adjustment" in "Features of Income Plus for Life Series Guaranteed Minimum Withdrawal Benefit Riders") if you make no withdrawals during certain Contract Years, up to limits that vary by Rider;



     - as a result of a "Step-up" (see "Income Plus for Life Series Guaranteed Minimum Withdrawal Benefit Rider Definitions") of the guarantee to reflect your then current Contract Value on certain Contract Anniversary dates; or


     -    if you make an additional Purchase Payment up to specified limits.


Although these Riders guarantee a minimum annual withdrawal amount, you may take withdrawals of any amount of Contract Value during your Contract's Accumulation Period. If you take withdrawals for more than the annual amount permitted under the terms of the Rider you select, however, we may reduce ("Reset" - see "Income Plus for Life Series Guaranteed Minimum Withdrawal Benefit Rider Definitions") the guaranteed minimum amount.


Availability


You may only elect an Income Plus for Life Series guaranteed minimum withdrawal benefit Rider at the time you purchase a Contract, and only provided:


     - the Rider is available for sale in the state where the Contract was sold;

     - you limit your investment of Purchase Payments and Contract Value to the Investment Options we make available with the Rider; and

     - you (and any other Covered Person) comply with the age restrictions we may impose for the Rider.

Please contact the John Hancock Annuities Service Center at 1-800-344-1029 (in
NY: 1-800-551-2078) for additional information. We offer these optional benefit Riders only where approved by local state insurance regulatory agencies.

We reserve the right to accept or refuse to issue any guaranteed minimum withdrawal benefit Rider at our sole discretion. Once you elect a guaranteed minimum withdrawal benefit Rider, its effective date usually will be the Contract Date (unless we permit otherwise) and it is irrevocable. We charge an additional fee for each Rider.

AGE RESTRICTIONS. You must not be age 81 or older to purchase an Income Plus for Life Rider. Both you and your spouse must not be age 81 or older (and must qualify as "Covered Persons") to purchase an Income Plus for Life - Joint Life Rider.

Purchase Payments


RESTRICTIONS ON CONTRACTS WITH GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDERS. If you purchase an Income Plus for Life Series guaranteed minimum withdrawal benefit Rider, we restrict your ability to make additional Purchase Payments to the Contract. You must obtain our prior approval if the Contract Value immediately following an additional Purchase Payment would exceed $1 million. We do not permit additional Purchase Payments during a Rider's "Settlement Phase" (see "Settlement Phase" in "Features of Income Plus for Life Series Guaranteed Minimum Withdrawal Benefit Riders "). Other limitations on additional Purchase Payments may vary by state.

Special Purchase Payment limits on "Non-Qualified" Contracts. If we issue your Contract not in connection with an IRA or other tax-qualified retirement plan, we also impose the following limit on your ability to make Purchase Payments:

     - on or after the first Contract Anniversary, without our prior approval, we will not accept an additional Purchase Payment if your total payments after the first Contract Anniversary exceed $100,000.

Special Purchase Payment limits on "Qualified" Contracts. If we issue your Contract in connection with a tax qualified retirement plan, including an IRA, we also impose additional limits on your ability to make Purchase Payments:

     - on and after the Age 65 Contract Anniversary (or after the first Contract Anniversary if we issue your Contract after you become Age
          65), without our prior approval, we will not accept an additional Purchase Payment if your total payments after the first Contract Anniversary exceed $100,000;

     - for the year that you become age 70 1/2 and for any subsequent years, if we issue your Contract in connection with an IRA, we will only accept a Purchase Payment that qualifies as a "rollover contribution"; but

     - we will not accept any Purchase Payment after the oldest Owner becomes age 81.

You should consult with a qualified tax advisor prior to electing a guaranteed minimum withdrawal benefit Rider for further information on tax rules affecting Qualified Contracts, including IRAs.

General right of refusal. We reserve the right to refuse to accept additional Purchase Payments at any time after the first Contract Anniversary to the extent permitted in the state we issue your Contract. We do not reserve this right of refusal for additional Purchase Payments before the Age 65 Contract Anniversary that are permitted to Contracts issued in connection with tax qualified retirement plans, including IRAs.

IMPACT ON BENEFIT BASE AND LIFETIME INCOME AMOUNT. Prior to the Lifetime Income Date, we will increase the Benefit Base each time you make an additional Purchase Payment, subject to the maximum Benefit Base limit of $5 million.

On and after the Lifetime Income Date, we may increase the Benefit Base each time you make an additional Purchase Payment, subject to the maximum Benefit Base limit of $5 million. The new Benefit Base will be the Benefit Base immediately before the additional Purchase Payment, plus:

     - The excess, if any, of the additional Purchase Payment (subject to our Purchase Payment limits); over

     - Any Withdrawal Amounts reduced by any Purchase Payment since the later of the Lifetime Income Date or the latest:

               -    date of a Purchase Payment that we applied to the Benefit
                    Base,

               -    "Reset" date, or

               -    effective date of a "Step-up."


Examples 1d and 2d in "Appendix B: Guaranteed Minimum Withdrawal Benefit Examples" illustrate how each of these transactions affect the Benefit Base and Lifetime Income Amount.


In addition, if a Purchase Payment increases the Benefit Base after the Lifetime Income Date, we will increase the Lifetime Income Amount to equal:

     - (for Income Plus for Life) 5% of the Benefit Base in effect immediately after the Purchase Payment; or

     - (for Income Plus for Life - Joint Life) 4.75% of the Benefit Base in effect immediately after the Purchase Payment.

Rider Fees

We charge an additional fee on each Contract Anniversary for an Income Plus for Life Series guaranteed minimum withdrawal benefit Rider, and reserve the right to increase the fee on the effective date of each Step-Up in the benefits under that Rider. We withdraw the fee from each Investment Option in the same proportion that the value of Investment Accounts of each Investment Option bears to the Contract Value. We will deduct a pro rata share of the annual fee from the Contract Value:

     -    on the date we determine the death benefit;


     -    at the time an Annuity Option begins; or


     -    on the date an Excess Withdrawal reduces the Contract Value to zero.

We do not deduct additional rider fees during the "Settlement Phase" or after the Annuity Commencement Date once an Annuity Option begins.

FEE FOR INCOME PLUS FOR LIFE. The fee is equal to 0.60% of the "Adjusted Benefit Base." The Adjusted Benefit Base is the Benefit Base that was available on the prior Contract Anniversary (including any Step-up applied on that prior Anniversary) increased by any additional Purchase Payments that we applied to the Benefit Base during the Contract Year prior to the current Contract Anniversary. We reserve the right to increase the Income Plus for Life fee on the effective date of each Step-up. In such a situation, the Income Plus for Life fee will never exceed 1.20%.

FEE FOR INCOME PLUS FOR LIFE - JOINT LIFE. The fee is equal to 0.60% of the "Adjusted Benefit Base." The Adjusted Benefit Base is the Benefit Base that was available on the prior Contract Anniversary (including any Step-up applied on that prior Anniversary) increased by any additional Purchase Payments that we applied to the Benefit Base during the Contract Year prior to the current Contract Anniversary. We reserve the right to increase the Income Plus for Life
- Joint Life fee on the effective date of each Step-up. In such a situation, the Income Plus for Life - Joint Life fee will never exceed 1.20%.


Comparison between Guaranteed Minimum Withdrawal Benefits and. Annuity Payments



If you choose to take withdrawals under one of our guaranteed minimum withdrawal benefit Riders, it is not the same as receiving annuity payments upon annuitization (as described in "Pay-out Period Provisions" in "V. Description of the Contract").






When you take withdrawals:



     -    you will have the flexibility to start and stop withdrawals;



     - you will have the flexibility to choose an amount of your withdrawal that is less than or equal to your Lifetime Income Amount (without reducing your future available Lifetime Income Amount);



     - you will have the ability to surrender your Contract for the cash surrender value (Contract Value minus any applicable charges and premium taxes), if any; and



     - you may receive less favorable tax treatment of your withdrawals than annuity payments would provide. See "VIII. Federal Tax Matters" for information on tax considerations related to optional benefit Riders.



When you annuitize:



     - you will receive annuity payments that will be fixed in amount (or in the number of units paid if you choose Variable Annuity payments);



     - your annuity payments will not vary in timing once they commence (for as long as we are due to pay them to you);



     -    you will no longer have access to the Contract Value; and



     - your Annuity Payments may receive more favorable tax treatment than guaranteed minimum withdrawal benefits. See "VIII. Federal Tax Matters" for information on tax considerations related to optional benefit Riders.



In addition to the traditional Annuity Options we provide under the Contract, we provide additional Annuity Options for Contracts issued with a guaranteed minimum withdrawal benefit Rider. These additional Annuity Options are only available for Annuity Commencement Dates no earlier than the first day of the month following the later of the 90th birthday of the oldest Annuitant or the tenth Contract Anniversary. These additional Annuity Options are designed so that you will receive annuity payments that are no less than the Lifetime Income Amount at the time of annuitization, but you could receive larger payments, depending on the your investment experience prior to annuitization. The Annuity Options available to you are described in detail in "Pay-out Period Provisions" in "V. Description of the Contract."


INCOME PLUS FOR LIFE SERIES GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDER DEFINITIONS

We use the following definitions to describe how our Income Plus for Life Series guaranteed minimum withdrawal benefit Riders work:

AGE 65 CONTRACT ANNIVERSARY means the Contract Anniversary on, or next following, the date the older Owner attains age 65.

AGE 95 CONTRACT ANNIVERSARY means the Contract Anniversary on, or next following, the date:

     -    the Covered Person attains age 95 under Income Plus for Life; or

     -    the older Owner attains age 95 under Income Plus for Life - Joint
          Life.

BENEFIT BASE means:

     -    a value we use to determine the Lifetime Income Amount.

     - The initial Benefit Base is equal to your initial Purchase Payment, up to the maximum Benefit Base.


We may reduce the Benefit Base to reflect withdrawals and Resets, and we may increase the Benefit Base to reflect Step-ups, Credits, a Target Amount Adjustment (see "Target Amount Adjustment" in "Features of Income Plus for Life Series Guaranteed Minimum Withdrawal Benefit Riders") and additional Purchase Payments as provided in the Rider. The maximum Benefit Base is $5 million.


Any reduction or increase in the Benefit Base will result in a corresponding reduction or increase in the Lifetime Income Amount.

COVERED PERSON means (for Income Plus for Life):

     - The person whose life we use to determine the duration of the Lifetime Income Amount payments;

     - The oldest Owner at issue of the Rider or the oldest Annuitant in the case of a non-natural Owner.

COVERED PERSON means (for Income Plus for Life - Joint Life):

     - One of the two persons whose lives we use to determine the duration of the Lifetime Income Amount payments.

     - We determine the Covered Persons at the time you elect the Rider. A spouse must qualify as a "spouse" under federal law.

     (For Income Plus for Life - Joint Life Non-Qualified Contracts):

          - both the spouses must be named as co-Owners of the Contract (or co-Annuitants if the Owner is a non-natural person); or

          - if only one spouse is named as an Owner of the Contract (or Annuitant if the Owner is a non-natural person), the other spouse must be designated as the Beneficiary of the Contract.

A Covered Person will no longer qualify as such (i.e., that Covered Person will be removed from the Rider) if that person is no longer designated as an Owner, co-Owner, Annuitant, co-Annuitant or Beneficiary as required above. In the event that you and your spouse become divorced after you purchase the Rider, you may not add a new spouse as a Covered Person. If you remove your spouse as an Owner, Beneficiary or Annuitant, that person will no longer be a Covered Person under the Rider. (See "Withdrawals" in "V. Description of the Contract" for additional information on the impact of divorce.)

CREDIT OR LIFETIME INCOME CREDIT means: an increase in the Benefit Base at the end of each Contract Year during one or more "Lifetime Income Credit Periods" if you take no withdrawals during that Contract Year. For these purposes, the initial Lifetime Income Credit Period coincides with the first 10 Contract Years while the Income Plus for Life Rider is in effect. Each time a Step-up occurs, we will extend the Lifetime Income Credit Period to the lesser of 10 years from the effective date of the Step-up or the Age 95 Contract Anniversary. Credits are called "Bonuses" in the Contract.

Each time you qualify, we will increase the Benefit Base by a Lifetime Income Credit equal to:

     - 6% of total Purchase Payments to your Contract if we did not previously Step-up or Reset the Benefit Base and/or the Lifetime Income Amount; otherwise

     - 6% of the Benefit Base immediately after the latest Step-up or Reset, increased by the amount of any Purchase Payments applied to the Benefit Base since the latest Step-up or Reset.

     We will not apply any Lifetime Income Credit, however, to the extent it would increase the Benefit Base to an amount in excess of the maximum Benefit Base of $5 million.

CREDIT PERIOD OR LIFETIME INCOME CREDIT PERIOD means:

     -    Initially, the first 10 Contract Years;

     - Each time a Step-up occurs, the Credit Period extends to the lesser of: (a) 10 years from the effective date of a Step-up; or (b) the Age 95 Contract Anniversary.

EXCESS WITHDRAWAL means:

     - (for Income Plus for Life) Any withdrawal you take before the Lifetime Income Date that, when combined with all other Withdrawal Amounts previously taken during the Contract Year of the withdrawal, exceeds 5.0% of the Benefit Base at the prior Contract Anniversary, increased for any subsequent Purchase Payments;

     - (for Income Plus for Life - Joint Life) Any withdrawal you take before the Lifetime Income Date that, when combined with all other Withdrawal Amounts previously taken during the Contract Year of the withdrawal, exceeds 4.75% of the Benefit Base at the prior Contract Anniversary, increased for any subsequent Purchase Payments; and

     - (for Income Plus for Life and Income Plus for Life - Joint Life) Any withdrawal you take on and after the Lifetime Income Date that, when combined with all other Withdrawal Amounts previously taken during the Contract Year of the withdrawal, exceeds the Lifetime Income Amount at the time of withdrawal.

LIFETIME INCOME AMOUNT means the amount we guarantee to be available each Contract Year for withdrawal during the Accumulation Period after the date you purchased the Rider (or the Lifetime Income Date, if later), as long as:

     - (for Income Plus for Life) the Covered Person remains alive as an Owner or Annuitant of the Contract, subject to the terms and conditions of the Rider.

     - (for Income Plus for Life - Joint Life) at least one Covered Person remains alive and qualified as a Covered Person, subject to the terms and conditions of the Rider.


We may reduce the Lifetime Income Amount to reflect withdrawals and Resets, and we may increase the Lifetime Income Amount to reflect Step-ups, Credits, a Target Amount Adjustment and additional Purchase Payments as provided in the Rider.


Any reduction or increase in the Benefit Base will result in a corresponding reduction or increase in the Lifetime Income Amount.

LIFETIME INCOME DATE means the date on which we determine the Lifetime Income Amount. This will be the date you purchase the Rider if:


     - (for Income Plus for Life) you are age 59 1/2 or older at the time; otherwise, the Lifetime Income Date is the Contract Anniversary on, or immediately following, the date you attain age 59 1/2.

     - (for Income Plus for Life - Joint Life) both you and your spouse are age 59 1/2 or older at the time; otherwise, the Contract Anniversary on, or immediately following, the date the younger spouse would attain age 59 1/2. (The Lifetime Income Date does not change if the younger spouse does not survive to this date and the older spouse is still a Covered Person under the Rider.)

RESET means a reduction of the Benefit Base if you take Excess Withdrawals.

STEP-UP means an increase in the Benefit Base and Lifetime Income Amount on certain Contract Anniversary dates when your Contract Value exceeds the previous Benefit Base.

STEP-UP DATE means the date on which we determine whether a Step-up could occur.

INVESTMENT OPTIONS UNDER INCOME PLUS FOR LIFE SERIES GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDERS

If you elect to purchase any of our Guaranteed Minimum Withdrawal Benefit Riders, you may invest your Contract Value only in the Investment Options we make available with that Rider.

If you purchase one of our Income Plus for Life Series guaranteed minimum withdrawal benefit Riders, you must invest 100% of your Contract Value at all times in one or more of the investment options we make available for these Riders. Under our current rules, you must invest either:

     (a) among the currently available individual Investment Options (see "Available Individual Investment Options" below); or

     (b) in a manner consistent with any one of the currently available Model Allocations (see "Available Model Allocations below).

You may transfer between (a) and (b), or vice versa, on any date subject to our restrictions on frequent trading, provided you transfer 100% of your Contract Value. You may take withdrawals only in accordance with our default procedures; you may not specify the Investment Option from which you wish to make a withdrawal (see "Accumulation Period Provisions - Withdrawals"). We will allocate subsequent Net Purchase Payments in accordance with your instructions, subject to the restrictions described herein. All Investment Options may not be available through all distribution partners.

YOU SHOULD CONSULT WITH YOUR FINANCIAL PROFESSIONAL TO ASSIST YOU IN DETERMINING WHICH AVAILABLE INDIVIDUAL INVESTMENT OPTION OR MODEL ALLOCATION IS BEST SUITED FOR YOUR FINANCIAL NEEDS AND RISK TOLERANCE.

Available Individual Investment Options

If you purchase a Contract with any of our currently offered guaranteed minimum withdrawal benefit Riders, we restrict the individual Investment Options to which you may allocate your Contract Value. These Investment Options invest in the following Funds:


     -    American Asset Allocation Trust


     -    Franklin Templeton Founding Allocation Trust

     -    Lifestyle Growth Trust

     -    Lifestyle Balanced Trust

     -    Lifestyle Moderate Trust

     -    Lifestyle Conservative Trust


     -    American Fundamental Holdings Trust



     -    Money Market Trust



     -    Core Allocation Plus Trust


You may allocate your Contract Value to any combination of these Investment Options and you may also use our DCA program from the Money Market or any available DCA Fixed Investment Option in connection with your selected Investment Options.

FOR MORE INFORMATION REGARDING THESE FUNDS, INCLUDING INFORMATION RELATING TO THEIR INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS, AND THE RISKS OF INVESTING IN SUCH FUNDS, PLEASE SEE "IV. GENERAL INFORMATION ABOUT US, THE SEPARATE ACCOUNTS AND THE FUNDS" AS WELL AS THE PROSPECTUS FOR THE APPLICABLE FUNDS. YOU CAN OBTAIN A COPY OF THE FUNDS' PROSPECTUSES BY CONTACTING THE ANNUITIES SERVICE CENTER SHOWN ON THE FIRST PAGE OF THIS PROSPECTUS. YOU SHOULD READ THE FUNDS' PROSPECTUSES CAREFULLY BEFORE INVESTING IN A CORRESPONDING VARIABLE INVESTMENT OPTION.

Available Model Allocations


You may allocate your entire Contract Value to any one of the Model Allocations we make available to you, as shown below, and you may also use our DCA program from any available DCA Fixed Investment Option in connection with your selected Model Allocation. You must, however, rebalance your entire Contract Value allocated to your selected Model Allocation on a quarterly basis. In addition, you may not transfer monies between Investment Options other than to transfer 100% of your Contract Value to another Model Allocation if available or 100% to any one, or any combination of, the available individual Investment Options.

The currently available Model Allocations are:


  MODEL ALLOCATION NAME     MODEL ALLOCATION PERCENTAGE                FUND NAME
-------------------------   ---------------------------   ------------------------------------
                                          5%              American Global Small Capitalization
                                          5%                          American Growth
Balanced: Growth & Income                 5%                            Global
                                          5%                        Mid Cap Value
                                         15%                        Mutual Shares
                                         15%              American Blue Chip Income & Growth
                                         10%                     American Growth-Income
                                         25%                          American Bond
                                         15%                   Investment Quality Bond
Balanced Toward Growth                    5%              American Global Small Capitalization
                                         10%                           American Growth
                                         10%                             Global
                                          5%                         Mid Cap Value
                                         20%                         Mutual Shares
                                         15%               American Blue Chip Income & Growth
                                         10%                     American Growth-Income
                                         15%                        American Bond
                                         10%                    Investment Quality Bond
Growth Focus                              5%              American Global Small Capitalization
                                          5%                         Mid Cap Stock
                                         15%                       American Growth
                                         10%                            Global
                                          5%                        Mid Cap Value
                                         20%                        Mutual Shares
                                         15%               American Blue Chip Income & Growth
                                         15%                      American Growth-Income
                                         10%                         American Bond


NONE OF THE MODEL ALLOCATIONS IS A FUND-OF-FUNDS. A MODEL ALLOCATION MAY EXPERIENCE VOLATILITY IN ITS INVESTMENT PERFORMANCE OR LOSE MONEY, DEPENDING ON THE PERFORMANCE OF THE COMPONENT FUNDS REFERENCED ABOVE. YOUR INVESTMENT IN THE FUNDS WILL FLUCTUATE AND WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN YOUR ORIGINAL INVESTMENT. FOR MORE INFORMATION REGARDING EACH FUND THAT WE PERMIT YOU TO INVEST IN THROUGH A MODEL ALLOCATION, INCLUDING INFORMATION RELATING TO THAT FUND'S INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS, AND THE RISKS OF INVESTING IN THAT FUND, PLEASE SEE "IV. GENERAL INFORMATION ABOUT US, THE SEPARATE ACCOUNTS AND THE FUNDS" AS WELL AS THE FUND'S PROSPECTUS. YOU CAN OBTAIN A PROSPECTUS CONTAINING MORE COMPLETE INFORMATION ON EACH OF THE FUNDS, BY CONTACTING THE RESPECTIVE ANNUITIES SERVICE CENTER SHOWN ON THE FIRST PAGE OF THIS PROSPECTUS. YOU SHOULD READ THE FUNDS' PROSPECTUSES CAREFULLY BEFORE INVESTING IN THE CORRESPONDING INVESTMENT OPTION.





Future Transfers and Additional Purchase Payment Allocations


WE RESERVE THE RIGHT TO RESTRICT INVESTMENT OPTIONS IN YOUR VARIABLE INVESTMENT ACCOUNT AT ANY TIME. If we restrict an Investment Option, we will not allow transfers into the restricted Investment Option and you may not allocate Net Purchase Payments to the restricted Investment Option after the date of the restriction. Any amounts you allocated to an Investment Option before we imposed restrictions will not be affected by such restrictions as long as it remains in that Investment Option.

FEATURES OF INCOME PLUS FOR LIFE SERIES GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDERS

Income Plus for Life

OVERVIEW. The Income Plus for Life Rider provides a guaranteed minimum withdrawal benefit, called the "Lifetime Income Amount" during the Accumulation Period. We calculate the Lifetime Income Amount on the Lifetime Income Date. If the Covered Person is age 59 1/2 or older when you purchase the Income Plus for Life Rider, the initial Lifetime Income Amount equals 5% of the initial Purchase Payment for your Contract on the Rider's effective date. (We do not count Purchase Payment amounts over $5 million for this purpose.) Otherwise, the initial Lifetime Income Amount equals 5% of the Benefit Base in effect on the Lifetime Income Date. If you subsequently limit your annual withdrawals to the Lifetime Income Amount, Income Plus for Life guarantees that we will make the Lifetime Income Amount benefit available to you, as long as the Covered Person is alive and an Owner, Beneficiary or Annuitant under the Contract, even if your Contract Value reduces to zero. We may reduce the Lifetime Income Amount if you take withdrawals in excess of the Lifetime Income Amount. If you defer taking withdrawals, we may increase the Lifetime Income Amount to reflect one or more "Lifetime Income Credits" and a "Target Amount Adjustment" (see "Target Amount Adjustment" in "Features of Income Plus for Life Series Guaranteed Minimum Withdrawal Benefit Riders"). We also may increase the Lifetime Income Amount if you make additional Purchase Payments, or if we Step-up the Benefit Base to reflect current Contract Value.


IMPACT OF WITHDRAWALS. Each time you take a withdrawal before the Lifetime Income Date, we reduce the Benefit Base by the Withdrawal Amount. If, however, a withdrawal is an Excess Withdrawal, we will Reset the Benefit Base to equal the lesser of:

     -    the Contract Value immediately after the withdrawal; or

     -    the Benefit Base minus the Withdrawal Amount.


IF YOU TAKE AN EXCESS WITHDRAWAL BEFORE THE LIFETIME INCOME DATE, IT COULD LOWER YOUR FUTURE LIFETIME INCOME AMOUNT. IF YOU HAVE EXPERIENCED UNFAVORABLE INVESTMENT PERFORMANCE (AND THEREFORE YOUR CONTRACT VALUE IS LESS THAN YOUR BENEFIT BASE) AND THEN YOU TAKE AN EXCESS WITHDRAWAL, IT COULD SIGNIFICANTLY REDUCE YOUR FUTURE LIFETIME INCOME AMOUNT.


If you take withdrawals prior to the Lifetime Income Date we reduce the Benefit Base we use to determine the guaranteed Lifetime Income Amount on the Lifetime Income Date. You could eventually lose any benefit based on the Lifetime Income Amount if you take withdrawals in excess of 5% of the Benefit Base. If Contract Value declines to zero during a Contract Year in which you have an Excess Withdrawal you will lose the guaranteed minimum withdrawal benefit under the Income Plus for Life Rider. (See "Settlement Phase" below.)

After the Lifetime Income Date, you may withdraw the guaranteed Lifetime Income Amount each Contract Year without affecting the Benefit Base. If your total Withdrawal Amounts during a Contract Year exceed the Lifetime Income Amount, however, we will Reset the Benefit Base and the Lifetime Income Amount.


Each time you take a withdrawal after the Lifetime Income Date, we first determine if the Withdrawal Amount is an Excess Withdrawal. If so, we will Reset the Benefit Base to equal the lesser of:


     - the Benefit Base before the withdrawal minus the entire amount of the Excess Withdrawal; or

     -    the Contract Value immediately after the Excess Withdrawal.


After we Reset the Benefit Base, we will Reset the Lifetime Income Amount to equal 5% of the new Benefit Base. We also will Reset the Benefit Base and the Lifetime Income Amount for each subsequent Excess Withdrawal that you take during that Contract Year. IF YOU TAKE AN EXCESS WITHDRAWAL, IT COULD LOWER YOUR LIFETIME INCOME AMOUNT. IF YOU HAVE EXPERIENCED UNFAVORABLE INVESTMENT PERFORMANCE (AND THEREFORE YOUR CONTRACT VALUE IS LESS THAN YOUR BENEFIT BASE) AND THEN YOU TAKE AN EXCESS WITHDRAWAL, IT COULD SIGNIFICANTLY REDUCE YOUR LIFETIME INCOME AMOUNT.


In certain circumstances, we will not Reset the Benefit Base and/or the Lifetime Income Amount, even where a Withdrawal Amount would exceed the Lifetime Income Amount for a Contract Year. These circumstances involve withdrawals taken as "Life Expectancy Distributions" under an automatic distribution program provided by us (see "Life Expectancy Distribution Program" below).


We do not reduce your Benefit Base or Lifetime Income Amount when you make a withdrawal if your total Withdrawal Amounts during a Contract Year are less than or equal to the Lifetime Income Amount. Any applicable withdrawal charges cannot cause a withdrawal to exceed the Lifetime Income Amount. The Income Plus for Life Rider enters a "Settlement Phase" in any Contract Year that your Contract Value declines to zero if your Benefit Base is greater than zero at that time and you have taken no Excess Withdrawals during that Contract Year. (see "Settlement Phase" below). In the event of an Excess Withdrawal, you will lose the guaranteed minimum withdrawal benefit under the Income Plus for Life Rider if Contract Value declines to zero during the Contract Year of the Excess Withdrawal. (See "Settlement Phase," below) The Income Plus for Life benefit terminates if the Contract Value and Benefit Base immediately after a withdrawal are all equal to zero.


We may Reset the Benefit Base and Lifetime Income Amount values if you take Excess Withdrawals. Excess Withdrawals may reduce or eliminate future Lifetime Income Amount values.

We reduce your Contract Value each time you take a withdrawal.

EFFECT OF WITHDRAWALS ON GUARANTEED MINIMUM DEATH BENEFIT AMOUNT. If you purchase Income Plus for Life, we will adjust the way we calculate the death benefit payable under your Contract upon the death of the Owner (or deemed Owner if the Owner is not a natural person) during the Accumulation Period. We reduce that death benefit each time you take a withdrawal. We will reduce the death benefit on a dollar for dollar basis if:

     - you limit your Withdrawal Amounts during a Contract Year to the Lifetime Income Amount; or

     - if you purchased the Income Plus for Life Rider before the Covered Person attained age 59 1/2, you limit your Withdrawal Amounts each Contract Year before the Lifetime Income Date to 5% of the Benefit Base, and to the Lifetime Income Amount for each Contract Year after that.

If you take an Excess Withdrawal, we will deduct the entire Withdrawal Amount on a pro rata basis from the Guaranteed Minimum Death Benefit under the Contract. To do this, we reduce the Guaranteed Minimum Death Benefit by an amount equal to:

     - the Guaranteed Minimum Death Benefit before the withdrawal, multiplied by an amount equal to:

          -    the Withdrawal Amount; divided by

          -    the Contract Value before the withdrawal.

We also will reduce the Guaranteed Minimum Death Benefit in the same manner for any subsequent Excess Withdrawals that you take during that Contract Year.

INCREASES IN THE BENEFIT BASE.  We will increase the Benefit Base:

     - by any applicable Credit if you take no withdrawals during certain Contract Years;

     -    by any applicable "Step-up" to reflect certain increases in Contract
          Value;

     - to an established "Target Amount" if you take no withdrawals until the later of: (a) the Contract Anniversary on or next following the date the Covered Person attains age 69; and (b) the Contract Anniversary at the end of 10 Contract Years; and

     - to reflect certain additional Purchase Payments (see "Purchase Payments" above).

Credits, when applied, will increase the Benefit Base and the Lifetime Income Amount.

LIFETIME INCOME CREDITS. We will increase the Benefit Base at the end of each Contract Year during one or more "Lifetime Income Credit Periods" if you take no withdrawals during that Contract Year. For these purposes, the initial Lifetime Income Credit Period coincides with the first 10 Contract Years while the Income Plus for Life Rider is in effect. Each time a Step-up occurs, we will extend the Lifetime Income Credit Period to the lesser of 10 years from the effective date of the Step-up or the Age 95 Contract Anniversary.

Each time you qualify, we will increase the Benefit Base by a Lifetime Income Credit equal to:

               - 6% of total Purchase Payments to your Contract if we did not previously Step-up or Reset the Benefit Base and/or the Lifetime Income Amount; otherwise

     - 6% of the Benefit Base immediately after the latest Step-up or Reset, increased by the amount of any Purchase Payments applied to the Benefit Base since the latest Step-up or Reset.

We will not apply any Lifetime Income Credit, however, to the extent it would increase the Benefit Base to an amount in excess of the maximum Benefit Base of $5 million.

Step-ups will increase the Benefit Base and the Lifetime Income Amount.

STEP-UPS. If the Contract Value on any Step-up Date is greater than the Benefit Base on that date, we will automatically increase ("Step-up") the Benefit Base to equal the Contract Value (subject to the maximum Benefit Base limit of $5 million). We will also increase the Lifetime Income Amount (after the Lifetime Income Date) and the Rider Fee (see "Rider Fees"). The new Lifetime Income Amount will equal 5% of the new Benefit Base value after the Step-up, and the new Rider Fee will be based on the new Benefit Base. We also reserve the right to increase the rate of the Income Plus for Life fee up to a maximum rate of 1.20%. If we decide to increase the rate at the effective date of a Step-up, you will receive advance notice and be given the opportunity of no less than 30 days to decline the automatic Step-up (see "Income Plus for Life Fee"). If you decline the Step-up, the fee rate will not be increased.

Step-ups may occur only while the Income Plus for Life Rider is in effect. We schedule Step-up Dates starting with the first Contract Anniversary and on each Contract Anniversary after that, up to and including the Age 95 Contract Anniversary.

Each time a Step-up occurs, we will extend the Lifetime Income Credit Period to the lesser of 10 years from the effective date of the Step-up or the Age 95 Contract Anniversary.

If you decline an automatic Step-up, you will have the option to elect to Step-up the Benefit Base (as well as Lifetime Income Amount) within 30 days of subsequent Step-up Dates. If you decide to Step-up the Benefit Base, we will thereafter resume automatic Step-ups.

TARGET AMOUNT ADJUSTMENT. When you purchase Income Plus for Life, we establish a "Target Amount" for a potential increase in the Benefit Base on a "Target Date." For these purposes, the Target Date is the later of:


     - the end of the first 10 Contract Years while the Income Plus for Life is in effect; or

     - the Contract Anniversary on or next following the date the Covered Person attains age 69.


The Target Amount is 200% of the initial Purchase Payment for your Contract. We will increase the Target Amount by 200% of all additional Purchase Payments made in the first Contract Year and 100% of all subsequent Purchase Payments you make, subject to our Purchase Payment limits, until the applicable Target Date. In no event, however, will we set a Target Amount in excess of the maximum Benefit Base of $5 million.


If you take no withdrawals under your Contract from the Income Plus for Life Rider's effective date until the applicable Target Date, we will increase the Benefit Base to equal the greater of:

     - the current Benefit Base, as increased by any Lifetime Income Credit or Step-up for the Contract Year ending on the Target Date; or

     -    the Target Amount.

The Target Amount Adjustment can provide higher lifetime income than you would otherwise receive under this Rider, as long as you wait until the Target Date to take your first withdrawal. If you plan to purchase this Rider and take a withdrawal prior to the Target Date, then the Target Amount Adjustment will not be of value to you. In that case, you should only purchase based on the value of the other features provided under this Rider.

LIFE EXPECTANCY DISTRIBUTION PROGRAM. You may request us in writing, in a form acceptable to us, to pay you withdrawals that we determine to be part of a series of substantially equal periodic payments over your "life expectancy" (or, if applicable, the joint life expectancy of you and your spouse). For purposes of Income Plus for Life, withdrawals under our Life Expectancy Distribution program are distributions within a calendar year that are intended to be paid to you:

     - pursuant to Code Section 72(q)(2)(D) or Section 72(t)(2)(A)(iv) upon the request of the Owner (we sometimes refer to these as "Pre-59 1/2 Distributions"); or

     - pursuant to Code Section 72(s)(2) upon the request of the Beneficiary (we sometimes refer to these as "Non-Qualified Death Benefit Stretch Distributions"); or

     - as required or contemplated by Code Section 401(a)(9), Section 408(b)(3), or Section 408A, as the case may be (we sometimes refer to these as "Qualified Death Benefit Stretch Distributions" or "Required Minimum Distributions").

Under our Life Expectancy Distribution program, each withdrawal will be in an amount that we determine to be your Contract's proportional share of all "life expectancy" distributions, based on information that you provide and our understanding of the Code. We reserve the right to make any changes we deem necessary to comply with the Code and Treasury Regulations.

We base our "life expectancy" calculations on our understanding and interpretation of the requirements under tax law applicable to Pre-59 1/2 Distributions, Required Minimum Distributions, Non-Qualified Death Benefit Stretch Distributions and Qualified Death Benefit Stretch Distributions. You should discuss these matters with your tax advisor prior to electing Income Plus for Life.

Each withdrawal under our Life Expectancy Distribution program will reduce your Contract Value. In addition, if you purchased the rider before the Covered Person attains age 59 1/2, and you take the withdrawal before the Lifetime Income Date, we will reduce your Benefit Base by the Withdrawal Amount. We will not, however, Reset your Benefit Base or Lifetime Income Amount if a withdrawal under our Life Expectancy Distribution program (based on our current understanding and interpretation of the tax law) causes total Withdrawal Amounts during a Contract Year to exceed the Lifetime Income Amount and all withdrawals during that year were under our Life Expectancy Distribution program.

We will not make any further withdrawals under our Life Expectancy Distribution program if both the Contract Value and the Benefit Base are depleted to zero. We will make distributions as part of the Contract's "Settlement Phase," however, if the Lifetime Income Amount is greater than zero and the Covered Person is living at that time. We designed our Life Expectancy Distribution Program to provide minimum lifetime distributions as described or as required under certain sections of the Code. Withdrawals under our automatic Life Expectancy Distribution program will not be treated as Excess Withdrawals and will not Reset the Benefit Base or Lifetime Income Amount.

SETTLEMENT PHASE. We automatically make settlement payments during Income Plus for Life's "Settlement Phase." The Settlement Phase begins if the Contract Value reduces to zero at any time during a Contract Year, there were no Excess Withdrawals during that Contract Year and the Benefit Base is still greater than zero at the time. In the event of an Excess Withdrawal, the Income Plus for Life Rider will not enter the Settlement Phase if Contract Value declines to zero during the Contract Year of the Excess Withdrawal.

During the Settlement Phase, the Contract will continue but all other rights and benefits under the Contract, including death benefits and any additional Riders, terminate. We will not accept additional Purchase Payments, make any Step-ups or deduct any charge for the Income Plus for Life benefit during the Settlement Phase. You cannot annuitize once the Settlement Phase begins.


At the beginning of the Settlement Phase, we will automatically begin paying an annual settlement amount to you. The settlement payment amount varies:

     - If the Lifetime Income Amount is greater than zero at the start of the Settlement Phase, we will pay an initial settlement amount equal to the remaining Lifetime Income Amount for that Contract Year and make additional annual payments of the Lifetime Income Amount as long as the Covered Person is living.

     - If you purchased the Income Plus for Life Rider before the Covered Person attained age 59 1/2, and the Settlement Phase begins before the Lifetime Income Date, we will begin making annual settlement payments following the Lifetime Income Date as long as the Covered Person is living. In this case, the annual amount will equal the Lifetime Income Amount (i.e., 5% of the Benefit Base at the Lifetime Income Date).

     - In lieu of annual payments of the settlement amount, we will permit you to elect monthly, quarterly or semi-annual installment payments of the Lifetime Income Amount.

IMPACT OF DEATH BENEFITS. If a death benefit becomes payable during the Accumulation Period but before the Settlement Phase, Income Plus for Life will end if the Beneficiary takes the death benefit provided under the terms of the Contract as a lump sum under our current administrative procedures. If the Beneficiary elects not to take the death benefit as a lump sum, the following will apply:


                                 THEN
IF A BENEFICIARY IS:             INCOME PLUS FOR LIFE:
--------------------             ---------------------
1. The decedent's spouse and     -    may continue if the Beneficiary elects to
   the Covered Person is not          continue the Contract within the time we
   the deceased Owner                 permit under our administrative rules. We
                                      will automatically increase the Benefit
                                      Base to equal the initial death benefit we
                                      determine, if the death benefit is greater
                                      than the Benefit Base prior to our
                                      determination. We will also increase the
                                      Lifetime Income Amount to equal 5% of the
                                      new Benefit Base and will assess the Rider
                                      Fee based on the new Benefit Base.

                                 -    enters its Settlement Phase if a
                                      subsequent withdrawal depletes the
                                      Contract Value to zero, and the remaining
                                      Lifetime Income Amount for the year of
                                      withdrawal is still greater than zero.

                                 -    continues to be eligible for any remaining
                                      Credits, Step-ups and a Target Amount
                                      Adjustment, but we will change the date we determine and apply these benefits to future anniversaries of the date we determine the initial death benefit. We will permit the spouse to opt out of a Step-up, if any, to reflect the initial death benefit and any future Step-ups if we increase the rate of the Income Plus for Life fee at that time.

2. Not the deceased Owner's      -    may continue in the same manner as 1.
   spouse and the Covered
   Person is not the deceased    -    enters its Settlement Phase if a
   Owner                              subsequent withdrawal depletes the
                                      Contract Value to zero, and the remaining
                                      Lifetime Income Amount for the year of
                                      withdrawal is still greater than zero.

                                 - does not continue to be eligible for any Credits, Step-ups or a Target Amount
                                      Adjustment. We will permit the Beneficiary to opt out of the Step-up, if any, to reflect the initial death benefit if we increase the rate of the Income Plus for Life fee at that time.

3. The deceased Owner's spouse   -    ends without any further benefit.
   and the Covered Person is
   the deceased Owner            -    we may determine to offer a new guaranteed
                                      minimum withdrawal death benefit Rider to
                                      the Beneficiary, subject to our current
                                      administrative rules and subject to
                                      rider's then current fees, but we provide
                                      no assurance that we will do so.

4. Not the deceased Owner's      -    ends without any further benefit.
   spouse and the Covered
   Person is the deceased
   Owner


If the Beneficiary does not take the death benefit as a lump sum under the terms of the Contract and Income Plus for Life continues, we will determine the Adjusted Benefit Base and the Rider fee based on the date we determine the death benefit, and anniversaries of that date, instead of the initial Contract Anniversary date.

If you die during the Settlement Phase, the only death benefits we provide are the remaining settlement payments that may become due under the Income Plus for Life Rider. If the Covered Person dies during the Settlement Phase, we reduce the Lifetime Income Amount to zero and make no further payments. If the Beneficiary is not the deceased Owner's spouse, the Beneficiary may choose to receive any remaining settlement payments over a period not extending beyond the life expectancy of the Beneficiary beginning within one year of the Owner's death. Otherwise, the entire interest must be distributed within five years of the Owner's death.

TERMINATION. You may not terminate the Income Plus for Life Rider once it is in effect. However, the Income Plus for Life Rider will terminate automatically upon the earliest of:

     - the date a death benefit is payable and the Beneficiary takes the death benefit as a lump sum under the terms of the Contract;

     -    the date an Annuity Option begins;

     -    the date the Contract Value and the Benefit Base both equal zero;

     -    the death of the Covered Person; or

     -    termination of the Contract.


The election of Income Plus for Life may not always be in your interest, since an additional fee is imposed annually for this benefit, and the Covered Person must attain Age 59 1/2 and remain living for you to receive certain benefits. Furthermore, Income Plus for Life limits the Investment Options otherwise available under the Contract, requires you to defer taking withdrawals to receive certain benefits, contains age caps and limitations on a Contract Owner's rights and benefits at certain ages and values, and provides no guaranteed withdrawal benefits once payments begin under certain Annuity Options described in the Prospectus. You should carefully consider each of these factors before deciding if Income Plus for Life is suitable for your needs, especially at older ages.


EXAMPLES. Please refer to Appendix B for hypothetical examples that illustrate the benefits under Income Plus for Life.

Income Plus for Life - Joint Life
(not available in New York or for Non-Qualified Contracts in New Jersey)


OVERVIEW. THREE MAIN DIFFERENCES BETWEEN INCOME PLUS FOR LIFE - JOINT LIFE AND INCOME PLUS FOR LIFE ARE:



     - INCOME PLUS FOR LIFE - JOINT LIFE OFFERS A LIFETIME INCOME AMOUNT OF 4.75%, WHERE INCOME PLUS FOR LIFE OFFERS A LIFETIME INCOME AMOUNT OF 5%;



     - INCOME PLUS FOR LIFE - JOINT LIFE GUARANTEES WITHDRAWALS FOR THE LIFE OF TWO COVERED PERSONS (SPOUSES), COMMENCING ON THE ANNIVERSARY AFTER THE YOUNGER SPOUSE ATTAINS AGE 59 1/2, WHERE INCOME PLUS FOR LIFE GUARANTEES WITHDRAWALS FOR THE LIFE OF ONE COVERED PERSON, COMMENCING ON THE ANNIVERSARY AFTER THAT PERSON ATTAINS AGE 59 1/2;



     - THE AGE REQUIREMENT FOR THE TARGET AMOUNT ADJUSTMENT (IN ADDITION TO THE TEN-YEAR WAIT REQUIREMENT) FOR INCOME PLUS FOR LIFE - JOINT LIFE IS BASED ON THE ANNIVERSARY AFTER THE YOUNGEST SPOUSE ATTAINS AGE 69 1/2, WHERE THE TARGET AMOUNT ADJUSTMENT AGE REQUIREMENT (ALSO IN ADDITION TO THE TEN-YEAR WAIT REQUIREMENT) FOR INCOME PLUS FOR LIFE IS BASED ON THE ANNIVERSARY AFTER THE SINGLE COVERED PERSON ATTAINS AGE 69 1/2.


The Income Plus for Life - Joint Life Rider provides a guaranteed minimum withdrawal benefit, called the "Lifetime Income Amount" during the Accumulation Period. If both you and your spouse are age 59 1/2 or older when you purchase the Income Plus for Life Rider, the initial Lifetime Income Amount equals 4.75% of the initial Purchase Payment for your Contract on the Rider's effective date. (We do not count Purchase Payment amounts over $5 million for this purpose.) Otherwise, the initial Lifetime Income Amount equals 4.75% of the Benefit Base in effect on the Lifetime Income Date. If you subsequently limit your annual withdrawals to the Lifetime Income Amount, Income Plus for Life - Joint Life guarantees that we will make the Lifetime Income Amount benefit available to you, as long as either Covered Person remains alive and an Owner, Beneficiary or Annuitant under the Contract, even if your Contract Value reduces to zero. The Lifetime Income Amount reduces to zero upon the death of the last Covered Person or upon a change in Owner, Beneficiary or Annuitant that removes the last Covered Person from the Contract as an Owner, Beneficiary or Annuitant. Because we provide our guarantee over the lifetime of two Covered Persons under the Income Plus for Life - Joint Life Rider, we provide a lower Lifetime Income Amount than we do under the Income Plus for Life Rider.


If you defer taking withdrawals, we may increase the Lifetime Income Amount to reflect one or more "Lifetime Income Credits" and a "Target Amount Adjustment" (see "Target Amount Adjustment" in "Features of Income Plus for Life Series Guaranteed Minimum Withdrawal Benefit Riders"). We also may increase the Lifetime Income Amount if you make additional Purchase Payments, or if we Step-up the Benefit Base to reflect current Contract Value.


IMPACT OF WITHDRAWALS. Each time you take a withdrawal before the Lifetime Income Date, we reduce the Benefit Base by the Withdrawal Amount. If, however, a withdrawal is an Excess Withdrawal, we will Reset the Benefit Base to equal the lesser of:

     -    the Contract Value immediately after the withdrawal; or

     -    the Benefit Base minus the Withdrawal Amount for that Contract Year.

If you take withdrawals prior to the Lifetime Income Date we reduce the Benefit Base we use to determine the guaranteed Lifetime Income Amount on the Lifetime Income Date. You could eventually lose any benefit based on the Lifetime Income Amount if you take withdrawals in excess of 4.75% of the Benefit Base. If Contract Value declines to zero during a Contract Year in which you have an Excess Withdrawal you will lose the guaranteed minimum withdrawal benefit under the Income Plus for Life Rider. (See "Settlement Phase" below.)

After the Lifetime Income Date, you may withdraw the guaranteed Lifetime Income Amount each Contract Year without affecting the Benefit Base. If your total Withdrawal Amounts during a Contract Year exceed the Lifetime Income Amount, however, we will Reset the Benefit Base and the Lifetime Income Amount.

Each time you take a withdrawal after the Lifetime Income Date, we first determine if the Withdrawal Amount is an Excess Withdrawal. If so, we will Reset the Benefit Base to equal the lesser of:

     - the Benefit Base before the withdrawal minus the entire amount of the Excess Withdrawal; or

     -    the Contract Value immediately after the Excess Withdrawal.

After we Reset the Benefit Base, we will Reset the Lifetime Income Amount to equal 4.75% of the new Benefit Base. We also will Reset the Benefit Base and the Lifetime Income Amount for each subsequent Excess Withdrawal that you take during that Contract Year.

In certain circumstances, we will not Reset the Benefit Base and/or the Lifetime Income Amount, even where a Withdrawal Amount would exceed the Lifetime Income Amount for a Contract Year. These circumstances involve withdrawals taken as "Life Expectancy Distributions" under an automatic distribution program provided by us (see "Life Expectancy Distribution Program" below).

We do not reduce your Benefit Base or Lifetime Income Amount when you make a withdrawal if your total Withdrawal Amounts during a Contract Year are less than or equal to the Lifetime Income Amount.

The Income Plus for Life - Joint Life Rider enters a "Settlement Phase" in any Contract Year that your Contract Value declines to zero if your Benefit Base is greater than zero at that time and you have taken no Excess Withdrawals during that Contract Year. (See "Settlement Phase" below.) In the event of an Excess Withdrawal, the Income Plus for Life - Joint Life Rider will not enter the Settlement Phase if Contract Value declines to zero during the Contract Year of the Excess Withdrawal. (See "Income Plus for Life - Calculation of Benefit Base.") The Income Plus for Life - Joint Life benefit terminates if the Contract Value and Benefit Base immediately after a withdrawal are all equal to zero.

We may Reset the Benefit Base and Lifetime Income Amount values if you take Excess Withdrawals. Excess Withdrawals may reduce or eliminate future Lifetime Income Amount values.

We reduce your Contract Value each time you take a withdrawal.

EFFECT OF WITHDRAWALS ON GUARANTEED MINIMUM DEATH BENEFIT AMOUNT. If you purchase the Income Plus for Life - Joint Life Rider, we will adjust the way we calculate the death benefit payable under your Contract upon death of the first Owner (or deemed Owner if the Owner is not a natural person) to die during the Accumulation Period. We reduce that death benefit each time you take a withdrawal. We will reduce the death benefit on a dollar for dollar basis if:

     - you limit your Withdrawal Amounts during a Contract Year to the Lifetime Income Amount; or

     - if you purchased the Income Plus for Life - Joint Life Rider before the younger Covered Person attained age 59 1/2, you limit your Withdrawal Amounts each Contract Year before the Lifetime Income Date to 4.75% of the Benefit Base, and to the Lifetime Income Amount for each Contract Year after that.

If you take an Excess Withdrawal, we will deduct the entire amount of that Withdrawal Amount on a pro rata basis from the Guaranteed Minimum Death Benefit under the Contract. To do this, we reduce the Guaranteed Minimum Death Benefit by an amount equal to:

     - the Guaranteed Minimum Death Benefit before the withdrawal, multiplied by an amount equal to:

     -    the Withdrawal Amount; divided by

     -    the Contract Value before the withdrawal.

We also will reduce the Guaranteed Minimum Death Benefit in the same manner for any subsequent Excess Withdrawals that you take during that Contract Year.

INCREASES IN THE BENEFIT BASE. We will increase the Benefit Base:

     - by any applicable Credit if you take no withdrawals during certain Contract Years;

     -    by any applicable "Step-up" to reflect certain increases in Contract
          Value;

     - to an established "Target Amount" if you take no withdrawals until the later of: (a) the Contract Anniversary on or next following the date the younger Covered Person attains age 69; and (b) the Contract Anniversary at the end of 10 Contract Years; and

     - to reflect certain additional Purchase Payments (see "Purchase Payments" above).

Credits, when applied, will increase the Benefit Base and the Lifetime Income Amount.

LIFETIME INCOME CREDITS. We will increase the Benefit Base at the end of each Contract Year during one or more "Lifetime Income Credit Periods" if you take no withdrawals during that Contract Year. For these purposes, the initial Lifetime Income Credit Period coincides with the first 10 Contract Years while the Income Plus for Life - Joint Life Rider is in effect. Each time a Step-up occurs, we will extend the Lifetime Income Credit Period to the lesser of 10 years from the effective date of the Step-up or the Age 95 Contract Anniversary.

Each time you qualify, we will increase the Benefit Base by a Lifetime Income Credit equal to:

     - 6% of total Purchase Payments to your Contract if we did not previously Step-up or Reset the Benefit Base and/or the Lifetime Income Amount; otherwise

     - 6% of the Benefit Base immediately after the latest Step-up or Reset, increased by the amount of any Purchase Payments applied to the Benefit Base since the latest Step-up or Reset.

We will not apply any Lifetime Income Credit, however, to the extent it would increase the Benefit Base to an amount in excess of the maximum Benefit Base of $5 million.

Step-ups will increase the Benefit Base and the Lifetime Income Amount.

STEP-UPS. If the Contract Value on any Step-up Date is greater than the Benefit Base on that date, we will automatically increase ("Step-up") the Benefit Base to equal the Contract Value (subject to the maximum Benefit Base limit of $5 million). We will also increase the Lifetime Income Amount (after the Lifetime Income Date) and the Rider Fee (see "Rider Fees"). The new Lifetime Income Amount will equal 4.75% of the new Benefit Base value after the Step-up, and the new Rider Fee will be based on the new Benefit Base. We also reserve the right to increase the rate of the Income Plus for Life fee up to a maximum rate of 1.20%. If we decide to increase the rate at the effective date of a Step-up, you will receive advance notice and be given the opportunity of no less than 30 days to decline the automatic Step-up (see "Rider Fees"). If you decline the Step-up, the fee rate will not be increased.

Step-ups may occur only while the Income Plus for Life Rider is in effect. We schedule Step-up Dates starting with the first Contract Anniversary and on each Contract Anniversary after that, up to and including the Age 95 Contract Anniversary.

Each time a Step-up occurs, we will extend the Lifetime Income Credit Period to the lesser of 10 years from the effective date of the Step-up or the Age 95 Contract Anniversary.

If you decline an automatic Step-up, you will have the option to elect to Step-up the Benefit Base (as well as Lifetime Income Amount) within 30 days of subsequent Step-up Dates. If you decide to Step-up the Benefit Base, we will thereafter resume automatic Step-ups.


TARGET AMOUNT ADJUSTMENT. When you purchase Income Plus for Life - Joint Life, we establish a "Target Amount" for a potential increase in the Benefit Base on a "Target Date." For these purposes, the Target Date is the later of:


     -    the end of the first 10 Contract Years while the Income Plus for Life
          - Joint Life Rider is in effect; or

     - the Contract Anniversary on or next following the date the younger spouse would have attained age 69.


The Target Amount is 200% of the initial Purchase Payment for your Contract. We will increase the Target Amount by 200% of all additional Purchase Payments made in the first Contract Year and 100% of all subsequent Purchase Payments you make, subject to our Purchase Payment limits, until the applicable Target Date. In no event, however, will we set a Target Amount in excess of the maximum Benefit Base of $5 million.


If you take no withdrawals under your Contract from the Income Plus for Life - Joint Life Rider's effective date until the applicable Target Date, we will increase the Benefit Base to equal the greater of:

     - the current Benefit Base, as increased by any Lifetime Income Credit or Step-up for the Contract Year ending on the Target Date; or

     -    the Target Amount.

LIFE EXPECTANCY DISTRIBUTION PROGRAM. You may request us in writing, in a form acceptable to us, to pay you withdrawals that we determine to be part of a series of substantially equal periodic payments over your "life expectancy" (or, if applicable, the joint life expectancy of you and your spouse) as described in "Income Plus for Life - Life Expectancy Distribution Program," above. Under our Life Expectancy Distribution program, each withdrawal will be in an amount that we determine to be your Contract's proportional share of all "life expectancy" distributions, based on information that you provide and our understanding of the Code. We reserve the right to make any changes we deem necessary to comply with the Code and Treasury Regulations.

SETTLEMENT PHASE. Income Plus for Life - Joint Life will enter its Settlement Phase as described in "Income Plus for Life -Settlement Phase," above, if the Contract Value reduces to zero during a Contract Year, you have taken no Excess Withdrawals during that Contract Year and the Benefit Base is still greater than zero at the time. In the event of an Excess Withdrawal, the Income Plus for Life
- Joint Life Rider will not enter the Settlement Phase if Contract Value declines to zero during the Contract Year of the Excess Withdrawal.

During the Settlement Phase, the Contract will continue but all other rights and benefits under the Contract, including death benefits and any additional Riders, terminate. We will not accept additional Purchase Payments, make any Step-ups or deduct any charge for the Income Plus for Life - Joint Life benefit during the Settlement Phase.

At the beginning of the Settlement Phase, we will automatically begin paying an annual settlement amount to you. The settlement payment amount varies:

     - If the Lifetime Income Amount is greater than zero at the start of the Settlement Phase, we will pay an initial settlement amount equal to the remaining Lifetime Income Amount for that Contract Year and make additional annual payments of the Lifetime Income Amount as long as either Covered Person is living.

     - If you purchased the Income Plus for Life - Joint Life Rider before the younger Covered Person attained age 59 1/2, and the Settlement Phase begins before the Lifetime Income Date, we will begin making annual settlement payments following the Lifetime Income Date as long as either Covered Person is living. In this case, the annual amount will equal the Lifetime Income Amount (i.e., 4.75% of the Benefit Base at the Lifetime Income Date).

     - In lieu of annual payments of the settlement amount, we will permit you to elect monthly, quarterly or semi-annual installment payments of the Lifetime Income Amount.

IMPACT OF DEATH BENEFITS. If a death benefit becomes payable during the Accumulation Period but before the Settlement Phase, Income Plus for Life - Joint Life will end if the Beneficiary takes the death benefit provided under the terms of the Contract as a lump sum under our current administrative procedures. If the Beneficiary elects not to take the death benefit as a lump sum, the following will apply.

Death of First Covered Person. If the first Covered Person to die is an Owner of the Contract (or deemed to be an "Owner" if the Owner is a non-natural person), the surviving Covered Person may elect to continue the Contract in effect in lieu of receiving the Contract's death benefit as a lump sum under our current administrative procedures. (See "Death after Removal of a Covered Person" below if there is no surviving Covered Person.) If the Contract continues, the Income Plus for Life - Joint Life Rider will continue. We will continue to provide the Lifetime Income Amount guarantee only for the lifetime of the surviving Covered Person and continue to charge the Income Plus for Life - Joint Life Rider fee (See "Income Plus for Life - Joint Life Rider Fee" below). If the death benefit is greater than the Contract Value, we will increase the Contract Value to equal the amount of the death benefit (but will not make any adjustments to the Benefit Base, Lifetime Income Amount, Credits or Step-ups). We will treat any distribution of death benefits under a Contract as a "withdrawal" for purposes of subsequent calculations of the Benefit Base and the Lifetime Income Amount.

If the first Covered Person to die is not is not the Owner (and is not deemed to be an "Owner" if the Owner is a non-natural person), no death benefit is payable under the Contract. The Rider will continue in effect and we will base the duration of the Lifetime Income Amount only on the lifetime of the surviving Covered Person. We will continue to charge the Income Plus for Life - Joint Life Rider fee; however, we will make no adjustments to the Contract Value or make any adjustments to the Benefit Base, Lifetime Income Amount, Credits or Step-ups.

If the death of the first Covered Person occurs while the Rider is in its Settlement Phase, no additional death benefit is payable under the Contract and, in most instances, we will continue to make settlement payments in the same manner as before the death. If the death occurs before the Lifetime Income Date, we will compute a Lifetime Income Amount during the Settlement Phase on the later of the Lifetime Income Date or the date we receive notice of the death of the first Covered Person. Settlement payments will equal the Lifetime Income Amount.

WE MAY LIMIT THE ABILITY OF THE SURVIVING COVERED PERSON TO CHOOSE A SETTLEMENT PAYMENT AMOUNT AND DURATION THAT DIFFERS FROM THE AMOUNT AND DURATION IN EFFECT BEFORE THE DEATH OF THE FIRST COVERED PERSON.

Death of Last Covered Person. If the surviving Covered Person dies while the Income Plus for Life - Joint Life Rider is in effect we will reduce the Lifetime Income Amount to zero and we no make no additional payments under the Rider to the Beneficiary.

Death after Removal of a Covered Person. In certain instances, a person initially designated as a Covered Person may be removed as a Covered Person from the Rider (see "Covered Persons" above). If that happens and:

     - if the removed Covered Person subsequently dies, there will be no impact on the guarantees provided by the Rider in most cases; and

     - if the remaining Covered Person subsequently dies, we will consider that Covered Person to be the "last" Covered Person and the Rider will terminate.

TERMINATION. The Income Plus for Life - Joint Life Rider terminates in accordance with the "Income Plus for Life - Termination" section, above.


You should consult with your financial professional to assist you in determining whether the Income Plus for Life - Joint Life Rider is suited for your financial needs and investment risk tolerance. The addition of the Rider to a Contract may not always be in your interest since an additional fee is imposed annually for this benefit and at least one of the Covered Persons must attain age 59 1/2 and remain living for you to receive certain benefits. Furthermore this Rider limits the investment options otherwise available under the Contract, contains age caps and limitations on a Contract Owner's rights and benefits at certain ages and values, and provides no guaranteed minimum withdrawal benefits once payments begin under any of the Annuity Options described in the Prospectus. You should carefully consider each of these factors before purchasing an Income Plus for Life - Joint Life Rider.


EXAMPLES. Please refer to Appendix B for hypothetical examples that illustrate the benefits under the Income Plus for Life - Joint Life Rider.

ANNUAL STEP DEATH BENEFIT

You may elect the optional Annual Step Death Benefit:

     - for an additional charge of 0.20% of the value of the Variable Investment Options; and

     - AS LONG AS THE OLDEST OWNER OF A CONTRACT IS NOT AGE 80 OR OLDER AT THE TIME OF PURCHASE. (We impose this restriction because the Annual Step Death Benefit would be zero if the oldest Owner were age 80 or older on the effective date of the Rider.)

Election of this optional benefit may only be made at the time the Contract is issued and, once made, is irrevocable. The amount of the death benefit for the optional Annual Step Death Benefit is the greater of:

     - the death benefit described under "Death Benefit During Accumulation Period"; or

     -    the Annual Step Death Benefit.

The Annual Step Death Benefit is the greatest Anniversary Value after the effective date of the Optional Annual Step Death Benefit but prior to the oldest Owner's 81st birthday. The Anniversary Value is equal to the Contract Value on the last day of the Contract Year, plus subsequent Purchase Payments, less amounts deducted in connection with partial withdrawals since the last day of the Contract Year. The amount deducted in connection with partial withdrawals will be on a pro rata basis and will be equal to (a) times (b) where:

     (a) is equal to the optional Annual Step Death Benefit prior to the withdrawal; and

     (b) is equal to the Withdrawal Amount divided by the Contract Value prior to the partial withdrawal.

If the Beneficiary under the Contract is the Contract Owner's surviving spouse and elects to continue the Contract, the Contract and the Optional Annual Step Death Benefit will continue with the surviving spouse as the new Contract Owner. For purposes of calculating the Optional Annual Step Death Benefit payable upon the death of the surviving spouse, the death benefit paid upon the first Owner's death will be treated as a payment to the Contract. In addition, all payments made and all amounts deducted in connection with partial withdrawals prior to the date the first death benefit is paid will not be considered in determination of the optional Annual Step Death Benefit. In determination of the optional Annual Step Death Benefit, the Anniversary Values for all prior Contract Anniversaries will be set to zero as of the date the first death benefit is paid.

Termination of the Optional Annual Step Death Benefit

The Optional Annual Step Death Benefit will terminate upon the earliest to occur of (a) the date the Contract terminates, (b) the earlier of the Annuity Commencement Date or the Maturity Date; or (c) the date on which the Optional Annual Step Death Benefit is paid. However, as noted in the paragraph above, if the deceased Owner's spouse is the Beneficiary, the spouse may elect to continue the Contract (including the Optional Annual Step Death Benefit) as the new Owner.

Annual Step Death Benefit Fee

A daily charge in an amount equal to 0.20% of the value of each variable Investment Account on an annual basis is deducted from each Sub-Account for the Annual Step Death Benefit.

Qualified Plans

If you intend to use your Contract in connection with a Qualified Plan, including an IRA, you should consider the effects that the death benefit provided under the Contract (with or without Annual Step Death Benefit) may have on your plan (see Appendix B: "Guaranteed Minimum Withdrawal Benefit Riders Examples" to the Prospectus). Please consult your tax advisor.

The addition of the Annual Step Death Benefit to a Contract may not always be in your interest since an additional fee is imposed for this benefit and we provide no assurance that investment performance will result in an increased death benefit.

                           VII. Charges and Deductions

We assess charges and deductions under the Contracts against Purchase Payments, Contract Values or annuity payments. In addition, there are deductions from and expenses paid out of the assets of the Funds that are described in the Fund prospectus. For information on the optional benefits fees, see "VI. Optional Benefits."

FRONT-END SALES CHARGES

To compensate us for assuming certain distribution expenses, we calculate a "front-end" sales charge each time you make a Purchase Payment, and deduct it from that payment. Each front-end sales charge is a percent (the "sales charge percentage") of the corresponding Purchase Payment. The sales charge percentage applicable to one Purchase Payment may differ from the sales charge percentage applicable to a different Purchase Payment. That is because we base the sales charge percentage on a "Cumulative Value" calculated at the time we receive your Purchase Payment. Cumulative Value means the sum of:

     (a)  the current Purchase Payment;

     (b)  the existing Contract Value of your Contract; and

     (c)  the value of any "Associated Accounts."

As of the date of this Prospectus, Associated Accounts include:


     - the contract value of any other individual variable annuity contract issued by us, for which your broker-dealer's firm (through whom you purchased the Contract) is listed as the broker of record, that is:
          (a) subject to a front-end sales charge; (b) in its accumulation period; and (c) either held by you as an owner or joint owner or held by a tax-deferred retirement plan and you or your spouse is named as the annuitant;



     - any shares subject to a front-end sales charge (i.e., Class A shares) of a publicly offered retail mutual fund if: (a) your broker-dealer's firm identifies and approves that retail mutual fund as associated with an underlying Fund family under a Contract held by you, your retirement plan, or your spouse's retirement plan; (b) the shares are held by you as owner or joint owner; and (c) your broker-dealer's firm is listed as the broker of record for the investment in the retail mutual fund; and



     - any additional investment accounts that may qualify as Associated Accounts in accordance with our current administrative policies (that we determine with your broker-dealer's firm).



We require your broker-dealer's firm to verify each Associated Account's value at the time you make a Purchase Payment before we include that amount in your Cumulative Value. John Hancock USA or John Hancock NY, as appropriate, will credit the combined value of all Associated Accounts identified and verified by your broker-dealer's firm to determine whether your Cumulative Value qualifies you for a reduced sales charge on your Purchase Payment, as shown in the following table:



                               THE "FRONT-END" SALES CHARGE ON
IF YOUR CUMULATIVE VALUE IS:      YOUR PURCHASE PAYMENT IS:
----------------------------   -------------------------------
Up to $49,999.99                            5.50%
$50,000 to $99,999                          4.50%
$100,000 to $249,999                        3.50%
$250,000 to $499,999                        2.50%
$500,000 to $999,999                        2.00%
$1,000,000 and over                         0.50%



     You must submit each Purchase Payment through your broker-dealer's firm to receive a reduction in the front-end sales charges based on the value of your Associated Accounts.



If you do not submit an additional Purchase Payment through your broker-dealer's firm, the front-end sales charge for that Purchase Payment will be based on a sales charge percentage that we will determine without regard to the value of any Associated Accounts.

WITHDRAWAL CHARGES


If you make a withdrawal from your Contract during the Accumulation Period, we may assess a withdrawal charge. We base the withdrawal charge on Purchase Payments that have been in the Contract less than six months. We do not assess a withdrawal charge with respect to i) earnings accumulated in the Contract, ii) any withdrawal guaranteed under a Rider attached to the Contract, iii) Purchase Payments that have been in the Contract more than six months, iv) payment of the Death Benefit or v) Required Minimum Distributions. In no event may the total withdrawal charges exceed 0.50% of the amount invested.



Each time you make a withdrawal, "unliquidated Purchase Payments" (i.e., the amount of all Purchase Payments in the Contract net of any withdrawals in excess of earnings that have been taken to date) will be liquidated on a first-in first-out basis. On any withdrawal request, we will liquidate Purchase Payments equal to the Withdrawal Amount in the order the Purchase Payments were made: the oldest unliquidated Purchase Payment first, the next Purchase Payment second, etc., until the total Withdrawal Amount has been liquidated.


Upon a full surrender of a Contract, we will liquidate all unliquidated Purchase Payments for purposes of calculating the withdrawal charge.

Each Purchase Payment or portion thereof liquidated in connection with a withdrawal request is subject to a withdrawal charge based on the length of time the Purchase Payment has been in the Contract and the breakpoint that was applicable at the time the Purchase Payment was received. We calculate the amount of the withdrawal charge by multiplying the amount of the Purchase Payment being liquidated by the applicable withdrawal charge percentage shown below.


CUMULATIVE VALUE          WITHDRAWAL CHARGE*
----------------          ------------------
Up to $49,999.99                 0.00%
$50,000 to $99,999.99            0.00%
$100,000 to $249,999.99          0.00%
$250,000 to $499,999.99          0.00%
$500,000 to $999,999.99          0.00%
$1,000,000 and over              0.50%


* The total withdrawal charge will be the sum of the withdrawal charges for the Purchase Payments being liquidated.

We deduct from the amount paid to the Contract Owner as a result of the withdrawal, any withdrawal charge, any applicable contract fees, any applicable rider fees and any taxes from the Contract Value. In the case of a partial withdrawal, the amount requested from an Investment Account may not exceed the value of that Investment Account less any applicable fees and charges.

There is generally no withdrawal charge on distributions made as a result of the death of the Contract Owner or, if applicable, the Annuitant, and we impose no withdrawal charges on the Annuity Commencement Date if the Contract Owner annuitizes as provided in the Contract.

Withdrawal charges help to compensate us for the cost of selling the Contracts. The amount of the charges in any Contract Year does not specifically correspond to sales expenses for that year. To the extent that the withdrawal charges do not cover total sales expenses, the sales expenses may be recovered from other sources, including gains from the asset-based risk charge, the Sales Charge and other gains with respect to the Contracts or from our general assets. Similarly, administrative expenses not fully recovered by the administration fee may also be recovered from such other sources.

For examples of calculation of the withdrawal charge, see Appendix A to this Prospectus.

ANNUAL CONTRACT FEE


We will deduct each year an annual Contract fee of $30 as partial compensation for the cost of providing all administrative services attributable to the Contracts and the operations of the Separate Accounts and us in connection with the Contracts. However, if prior to the Maturity Date (or Annuity Commencement Date if earlier) the Contract Value is equal to or greater than $50,000 at the time of the fee's assessment, we will waive the annual Contract fee. During the Accumulation Period, this administration fee is deducted on the last day of each Contract Year. It is withdrawn from each investment option in the same proportion that the value of such investment option bears to the Contract Value. If the entire Contract is withdrawn on other than the last day of any Contract Year, the $30 administration fee will be deducted from the amount paid. During the Pay-out Period, the fee is deducted on a pro-rata basis from each annuity payment.

ASSET-BASED CHARGES

We deduct asset-based charges on an annual basis for administration, distribution and mortality and expense risks.

Daily Administration Fee


We allocate a portion of the asset-based charges shown in the Fee Tables to help cover our administrative expenses. We deduct a daily charge in an amount equal to 0.15% of the value of each Variable Investment Option on an annual basis deducted from each Sub-Account to reimburse us for administrative expenses. The charge will be reflected in the Contract Value as a proportionate reduction in the value of each Variable Investment Option. Even though administrative expenses may increase, we guarantee that it will not increase the amount of the administration fees.


Mortality and Expense Risks Fee

The mortality risk we assume is the risk that Annuitants may live for a longer period of time than we estimate. We assume this mortality risk by virtue of annuity payment rates incorporated into the Contract which cannot be changed. This assures each Annuitant that his or her longevity will not have an adverse effect on the amount of annuity payments. We also assume mortality risks in connection with our guarantee that, if the Contract Owner dies during the Accumulation Period, we will pay a death benefit (see "Death Benefit During Accumulation Period"). The expense risk we assume is the risk that the administration charges, distribution charge, or sales or withdrawal charges may be insufficient to cover actual expenses.


To compensate us for assuming these risks, we deduct from each of the Sub-Accounts a daily charge in an amount equal to 0.65% of the value of the Variable Investment Options on an annual basis. The rate of the mortality and expense risks charge cannot be increased. If the charge is insufficient to cover the actual cost of the mortality and expense risks assumed, we will bear the loss. Conversely, if the charge proves more than sufficient, the excess will be profit to us and will be available for any proper corporate purpose including, among other things, payment of distribution expenses. On the Period Certain Only Annuity Option, if you elect benefits payable on a variable basis, the mortality and expense risks charge is assessed although we bear only the expense risk and not any mortality risk.


REDUCTION OR ELIMINATION OF CHARGES AND DEDUCTIONS

In addition to the reductions available on front-end sales charges (see "VII. Charges & Deductions - Front-End Sales Charges"), we may reduce or eliminate the amount of the charges and deductions for certain Contracts where permitted by state law. These Contracts would involve sales that are made to individuals or to a group of individuals in a manner that results in savings of sales or maintenance expenses or that we expect may result in reduction of other risks that are normally associated with the Contracts. We will determine entitlement to such a reduction in the charges or deductions in the following manner:

     - We will consider the size and type of group to which sales are to be made. Generally, sales expenses for a larger group are smaller than for a smaller group because of the ability to implement large numbers of Contracts with fewer sales contacts.

     - We will consider the nature of the group or class for which the Contracts are being purchased including the expected persistency, mortality or morbidity risks associated with the group or class of Contracts.

     - We will consider any prior or existing relationship with us. Per-Contract sales expenses are likely to be less when there is a prior or existing relationship because of the likelihood of implementing the Contract with fewer sales contacts.

     - We will consider the level of commissions paid to selling broker-dealers. Certain broker-dealers may offer the Contract in connection with financial planning programs offered on a fee-for-service basis. In view of the financial planning fees, such broker-dealers may elect to receive lower commissions for sales of the Contracts, thereby reducing our sales expenses.

     - There may be other circumstances of which we are not presently aware, which could result in reduced expenses.


If after consideration of the foregoing factors, we determine that there will be a reduction in expenses, we will provide a reduction in the charges or deductions. In no event will we permit reduction or elimination of the charges or deductions where that reduction or elimination will be unfairly discriminatory to any person. For further information, contact your broker-dealer.

PREMIUM TAXES

We will charge you for state premium taxes to the extent we incur them and reserve the right to charge you for new taxes we may incur.

We make deductions for any applicable premium or similar taxes based on the amount of a Purchase Payment. Currently, certain local jurisdictions assess a tax of up to 4% of each Purchase Payment.

In most cases, we deduct a charge for the tax from the total value of the Contract only at the time of annuitization, death, surrender, or withdrawal. We reserve the right, however, to deduct the charge from each Purchase Payment at the time it is made. We compute the amount of the charge by multiplying the applicable premium tax percentage times the amount you are withdrawing, surrendering, annuitizing or applying to a death benefit.

                  PREMIUM TAXES
            -------------------------
STATE OR    QUALIFIED   NON-QUALIFIED
TERRITORY   CONTRACTS     CONTRACTS
---------   ---------   -------------
CA            0.50%        2.35%
GUAM          4.00%        4.00%
ME(1)         0.00%        2.00%
NV            0.00%        3.50%
PR            3.00%        3.00%
SD(1,2)       0.00%        1.25%(2)
WV            1.00%        1.00%
WY            0.00%        1.00%

(1)  We pay premium tax upon receipt of Purchase Payment.

(2)  0.80% on Purchase Payments in excess of $500,000.

                            VIII. Federal Tax Matters

INTRODUCTION

The following discussion of the Federal income tax treatment of the Contract is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The Federal income tax treatment of an annuity contract is unclear in certain circumstances, and you should consult a qualified tax advisor with regard to the application of the law to your circumstances. This discussion is based on the Code, IRS regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

This discussion does not address state or local tax consequences associated with the purchase of a Contract. IN ADDITION, WE MAKE NO GUARANTEE REGARDING ANY TAX TREATMENT -- FEDERAL, STATE, OR LOCAL -- OF ANY CONTRACT OR OF ANY TRANSACTION INVOLVING A CONTRACT.

OUR TAX STATUS

We are taxed as a life insurance company. Under current tax law rules, we include the investment income (exclusive of capital gains) of a Separate Account in our taxable income and take deductions for investment income credited to our "policyholder reserves." We are also required to capitalize and amortize certain costs instead of deducting those costs when they are incurred. We do not currently charge a Separate Account for any resulting income tax costs. We also claim certain tax credits or deductions relating to foreign taxes paid and dividends received by the Funds. These benefits can be material. We do not pass these benefits through to a Separate Account, principally because: (i) the deductions and credits are allowed to the Company and not the Contract owners under applicable tax law; and (ii) the deductions and credits do not represent investment return on Separate Account assets that is passed through to Contract owners.

The Contracts permit us to deduct a charge for any taxes we incur that are attributable to the operation or existence of the Contracts or a Separate Account. Currently, we do not anticipate making a charge for such taxes. If the level of the current taxes increases, however, or is expected to increase in the future, we reserve the right to make a charge in the future.

SPECIAL CONSIDERATIONS FOR OPTIONAL BENEFITS

At present, the IRS has not provided guidance as to the tax treatment of charges for optional benefits to an annuity contract. The IRS might take the position that each charge associated with these optional benefits is deemed a withdrawal from the contract subject to current income tax to the extent of any gains and, if applicable, the 10% penalty tax for premature withdrawals. We do not currently report charges for optional benefits as partial withdrawals, but we may do so in the future if we believe that the IRS would require us to report them as such. You should consult a tax adviser for information on any optional benefit Riders.

When you take a withdrawal under a Non-Qualified Contract, it ordinarily is taxable only to the extent it does not exceed gain in the Contract, if any, at the time of the withdrawal. Under current IRS guidance, we expect to determine gain on a withdrawal, including withdrawals during the "Settlement Phase" of an optional guaranteed minimum withdrawal benefit Rider (i.e., Income Plus for Life or Income Plus for Life - Joint Life), using the Contract Value. It is possible, however, that the IRS may take the position that the value of amounts guaranteed to be available in the future should also be taken into account in computing the taxable portion of a withdrawal. In that event, you may be subject to a higher amount of tax on a withdrawal

If you purchased a Qualified Contract with an optional death benefit or other optional benefit Rider, the presence of these benefits may increase the amount of any required minimum distributions under the requirements of your Qualified Plan. See "Qualified Contracts (Contracts Purchased for a Qualified Plan)" below.

Any annuity payments that you receive under an Annuity Option, including Annuity Options that only are available when you elect a guaranteed minimum withdrawal benefit Rider, will be taxed in the manner described in "Taxation of Annuity Payments," below.

CHARITABLE REMAINDER TRUSTS

This federal tax discussion does not address tax consequences of a Contract used in a charitable remainder trust. The tax consequences of charitable remainder trusts may vary depending on the particular facts and circumstances of each individual case. Additionally, the tax rules governing charitable remainder trusts, or the taxation of a Contract used with a charitable remainder trust, may be subject to change by legislation, regulatory changes, judicial decrees or other means. You should consult competent legal or tax counsel regarding the tax treatment of a charitable remainder trust before purchasing a Contract for use within it.

NON-QUALIFIED CONTRACTS
(Contracts Not Purchased to Fund an Individual Retirement Account or Other Qualified Plan)

Undistributed Gains

Except where the Owner is not an individual, we expect our Contracts to be considered annuity contracts under Section 72 of the Code. This means that, ordinarily, you pay no federal income tax on any gains in your Contract until we actually distribute assets to you.

However, a Contract held by an Owner other than a natural person (for example, a corporation, partnership, limited liability company or other such entity) does not generally qualify as an annuity contract for tax purposes. Any increase in value therefore would constitute ordinary taxable income to such an Owner in the year earned. Notwithstanding this general rule, a Contract will ordinarily be treated as held by a natural person if the nominal Owner is a trust or other entity which holds the Contract as an agent for a natural person.

Taxation of Annuity Payments

When we make payments under a Contract in the form of an annuity, normally a portion of each annuity payment is taxable as ordinary income. The taxable portion of an annuity payment is equal to the excess of the payment over the exclusion amount.

In the case of variable annuity payments, the exclusion amount is the investment in the Contract when payments begin to be made divided by the number of payments expected to be made (taking into account the Annuitant's life expectancy and the form of annuity benefit selected). In the case of Fixed Annuity payments, the exclusion amount is based on the investment in the Contract and the total expected value of Fixed Annuity payments for the term of the Contract (determined under IRS regulations). In general, your investment in the Contract equals the aggregate amount of premium payments you have made over the life of the Contract, reduced by any amounts previously distributed from the Contract that were not subject to tax. A simplified method of determining the taxable portion of annuity benefit payments applies to Contracts issued in connection with certain Qualified Plans other than IRAs.

Once you have recovered your total investment in the Contract tax-free, further annuity payments will be fully taxable. If annuity payments cease because the Annuitant dies before all of the investment in the Contract is recovered, the unrecovered amount generally will be allowed as a deduction on the Annuitant's last tax return or, if there is a beneficiary entitled to receive further payments, will be distributed to the beneficiary as described more fully below under "Taxation of Death Benefit Proceeds."

Surrenders, Withdrawals and Death Benefits

When we make a single sum payment consisting of the entire value of your Contract, you have ordinary taxable income to the extent the payment exceeds your investment in the Contract (discussed above). Such a single sum payment can occur, for example, if you surrender your Contract before the Maturity Date or if no extended payment option is selected for a death benefit payment.

When you take a partial withdrawal from a Contract before the Maturity Date (or Annuity Commencement Date if earlier), including a payment under a systematic withdrawal plan or guaranteed withdrawal benefit, all or part of the payment may constitute taxable ordinary income to you. If, on the date of withdrawal, the total value of your Contract exceeds the investment in the Contract, the excess will be considered gain and the withdrawal will be taxable as ordinary income up to the amount of such gain. Taxable withdrawals may also be subject to a penalty tax for premature withdrawals as explained below. When only the investment in the Contract remains, any subsequent withdrawal made before the Maturity Date will be a tax-free return of investment. If you assign or pledge any part of your Contract's value, the value so pledged or assigned is taxed the same way as if it were a partial withdrawal.

For purposes of determining the amount of taxable income resulting from a single sum payment or a partial withdrawal, all annuity contracts issued by us or our affiliates to the Owner within the same calendar year will be treated as if they were a single contract.

There may be special income tax issues present in situations where the Owner and the Annuitant are not the same person and are not married to each other. A tax adviser should be consulted in those situations.

Taxation of Death Benefit Proceeds

All or part of any death benefit proceeds may constitute a taxable payout of earnings. A death benefit payment generally results in taxable ordinary income to the extent such payment exceeds your investment in the Contract.

Amounts may be distributed from a Contract because of the death of an Owner or the Annuitant. During the Accumulation Period, death benefit proceeds are includible in income as follows:

     - if distributed in a single sum payment under our current administrative procedures, they are taxed in the same manner as a full withdrawal, as described above; or

     - if distributed under an Annuity Option, they are taxed in the same manner as annuity payments, as described above; or

     - if distributed as a series of withdrawals over the Beneficiary's life expectancy, they are taxable to the extent the Contract Value exceeds the investment in the Contract.

After a Contract matures and annuity payments begin, if the Contract guarantees payments for a stated period and the Owner dies before the end of that period, payments made to the Beneficiary for the remainder of that period are includible in the Beneficiary's income as follows:

     - if received in a single sum under our current administrative procedures, they are includible in income to the extent that they exceed the unrecovered investment in the Contract at that time; or

     - if distributed in accordance with the existing Annuity Option selected, they are fully excludable from income until the remaining investment in the Contract has been recovered, and all annuity benefit payments thereafter are fully includible in income.

Penalty Tax on Premature Distributions

There is a 10% IRS penalty tax on the taxable portion of any payment from a Non-Qualified Contract. Exceptions to this penalty tax include distributions:

     - received on or after the date on which the Contract Owner reaches age 59 1/2;

     - attributable to the Contract Owner becoming disabled (as defined in the tax law);

     - made to a Beneficiary on or after the death of the Contract Owner or, if the Contract Owner is not an individual, on or after the death of the primary Annuitant;

     - made as a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or for the joint lives (or joint life expectancies) of the Owner and designated individual Beneficiary;

     -    made under a single-premium immediate annuity contract; or

     - made with respect to certain annuities issued in connection with structured settlement agreements.

Note that when a series of substantially equal periodic payments is used to avoid the penalty, if the Contract Owner then modifies the payment pattern (other than by reason of death or disability) before the LATER of the Contract Owner's attaining age 59 1/2 and the passage of five years after the date of the first payment, such modification will cause retroactive imposition of the penalty plus interest on it.

Puerto Rico Non-Qualified Contracts

Distributions from Puerto Rico annuity contracts issued by us are subject to federal income taxation, withholding and reporting requirements as well as Puerto Rico tax laws. Both jurisdictions impose a tax on distributions. Under federal requirements, distributions are deemed to be income first. Under the Puerto Rico tax laws, however, distributions from a Contract not purchased to fund a Qualified Plan ("Non-Qualified Contract") are generally treated as a non-taxable return of principal until the principal is fully recovered. Thereafter, all distributions under a Non-Qualified Contact are fully taxable. Puerto Rico does not currently impose an early withdrawal penalty tax. The Internal Revenue Code, however, does impose such a penalty and bases it on the amount that is taxable under federal rules.

Distributions under a Non-Qualified Contract after annuitization are treated as part taxable income and part non-taxable return of principal. The amount excluded from gross income after annuitization under Puerto Rico tax law is equal to the amount of the distribution in excess of 3% of the total Purchase Payments paid, until an amount equal to the total Purchase Payments paid has been excluded. Thereafter, the entire distribution from a Non-Qualified Contract is included in gross income. For federal income tax purposes, however, the portion of each annuity payment that is subject to tax is computed on the basis of investment in the Contract and the Annuitant's life expectancy. Generally Puerto Rico does not require income tax to be withheld from distributions of income. Although Puerto Rico allows a credit against its income tax for taxes paid to the federal government, you may not be able to use the credit fully. If you are a resident of Puerto Rico, you should consult a tax adviser before purchasing an annuity contract.

Diversification Requirements

Your Contract will not qualify for the tax benefits of an annuity contract unless the Separate Account follows certain rules requiring diversification of investments underlying the Contract. In addition, the rules require that the Contract Owner not have "investment control" over the underlying assets.

In certain circumstances, the owner of a variable annuity contract may be considered the owner, for federal income tax purposes, of the assets of the separate account used to support the contract. In those circumstances, income and gains from the separate account assets would be includible in the contract owner's gross income. The Internal Revenue Service ("IRS") has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. A Treasury Decision issued in 1986 stated that guidance would be issued in the form of regulations or rulings on the "extent to which Policyholders may direct their investments to particular sub-accounts of a separate account without being treated as owners of the underlying assets." As of the date of this Prospectus, no comprehensive guidance on this point has been issued. In Rev. Rul. 2003-91, however, the IRS ruled that a contract holder would not be treated as the owner of assets underlying a variable life insurance or annuity contract despite the owner's ability to allocate funds among as many as twenty sub-accounts.

The ownership rights under your Contract are similar to, but different in certain respects from, those described in IRS rulings in which it was determined that contract owners were not owners of separate account assets. Since you have greater flexibility in allocating premiums and Contract Values than was the case in those rulings, it is possible that you would be treated as the owner of your Contract's proportionate share of the assets of the Separate Account.

We do not know what future Treasury Department regulations or other guidance may require. We cannot guarantee that an underlying Fund will be able to operate as currently described in its prospectus, or that a Fund will not have to change any of its investment objectives or policies. We have reserved the right to modify your Contract if we believe doing so will prevent you from being considered the owner of your Contract's proportionate share of the assets of the Separate Account, but we are under no obligation to do so.

QUALIFIED CONTRACTS

(Contracts Purchased for a Qualified Plan)

The Contracts are also available for use in connection with certain types of retirement plans, including IRAs, which receive favorable treatment under the Code ("Qualified Plans"). Numerous special tax rules apply to the participants in Qualified Plans and to the Contracts used in connection with these plans. We provide a brief description of types of Qualified Plans in Appendix C of this Prospectus, but make no attempt to provide more than general information about use of the Contracts with the various types of Qualified Plans in this Prospectus. We may limit the availability of the Contracts to certain types of Qualified Plans and may discontinue making Contracts available to any Qualified Plan in the future. If you intend to use a Contract in connection with a Qualified Plan you should consult a tax adviser.

We have no responsibility for determining whether a particular retirement plan or a particular contribution to the plan satisfies the applicable requirements of the Code, or whether a particular employee is eligible for inclusion under a plan. In general, the Code imposes limitations on the amount of annual compensation that can be contributed into a Qualified Plan, and contains rules to limit the amount you can contribute to all of your Qualified Plans. Trustees and administrators of Qualified Plans may, however, generally invest and reinvest existing plan assets without regard to such Code imposed limitations on contributions. Certain distributions from Qualified Plans may be transferred directly to another plan, unless funds are added from other sources, without regard to such limitations.

The tax rules applicable to Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. For example, for both withdrawals and annuity benefit payments under certain Qualified Contracts, there may be no "investment in the Contract" and the total amount received may be taxable. Both the amount of the contribution that may be made and the tax deduction or exclusion that you may claim for that contribution are limited under Qualified Plans.

Under the tax rules, the Owner and the Annuitant may not be different individuals if a Contract is used in connection with a Qualified Plan. If a co-Annuitant is named, all distributions made while the Annuitant is alive must be made to the Annuitant. Also, if a co-Annuitant is named who is not the Annuitant's spouse, the Annuity Options which are available may be limited, depending on the difference in ages between the Annuitant and co-Annuitant. Additionally, for Contracts issued in connection with Qualified Plans subject to the Employee Retirement Income Security Act, the spouse or ex-spouse of the Owner will have rights in the Contract. In such a case, the Owner may need the consent of the spouse or ex-spouse to change Annuity Options or make a withdrawal from the Contract.

Special minimum distribution requirements govern the time at which distributions to the Owner and beneficiaries must commence and the form in which the distributions must be paid. These special rules may also require the length of any guarantee period to be limited. They also affect the restrictions that the Owner may impose on the timing and manner of payment of death benefits to beneficiaries or the period of time over which a Beneficiary may extend payment of the death benefits under the Contract. In addition, the presence of the death benefit or a benefit provided under an optional rider may affect the amount of the required minimum distributions that must be made under the Contract. Failure to comply with minimum distribution requirements will result in the imposition of an excise tax, generally 50% of the amount by which the amount required to be distributed exceeds the actual distribution. In the case of IRAs (other than Roth IRAs), distributions of minimum amounts (as specified in the tax law) to the Owner must generally commence by April 1 of the calendar year following the calendar year in which the Owner attains age 70 1/2. In the case of certain other Qualified Plans, such distributions of such minimum amounts must generally commence by the later of this date or April 1 of the calendar year following the calendar year in which the employee retires. Distributions made under certain Qualified Plans, including IRAs and Roth IRAs, after the Owner's death must also comply with the minimum distribution requirements, and different rules governing the timing and the manner of payments apply, depending on whether the designated Beneficiary is an individual, and, if so, the Owner's spouse, or an individual other than the Owner's spouse. If you wish to impose restrictions on the timing and manner of payment of death benefits to your designated beneficiaries or if your Beneficiary wishes to extend over a period of time the payment of the death benefits under your Contract, please consult your tax adviser.

Penalty Tax on Premature Distributions

There is also a 10% IRS penalty tax on the taxable amount of any payment from certain Qualified Contracts (but not Section 457 plans). (The amount of the penalty tax is 25% of the taxable amount of any payment received from a SIMPLE retirement account during the 2-year period beginning on the date the individual first participated in any qualified salary reduction arrangement maintained by the individual's employer.) There are exceptions to this penalty tax which vary depending on the type of Qualified Plan. In the case of an Individual Retirement Annuity or an IRA, including a SIMPLE IRA, the penalty tax does not apply to a payment:

     - received on or after the date on which the Contract Owner reaches age 59 1/2;

     - received on or after the Owner's death or because of the Owner's disability (as defined in the tax law); or

     - made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the Owner or for the joint lives (or joint life expectancies) of the Owner and "designated beneficiary" (as defined in the tax law).

Note that when a series of substantially equal periodic payments is used to avoid the penalty, if the Contract Owner then modifies the payment pattern (other than by reason of death or disability) before the LATER of the Contract Owner's attaining age 59 1/2 and the passage of five years after the date of the first payment, such modification will cause retroactive imposition of the penalty plus interest on it.

These exceptions generally apply to taxable distributions from other Qualified Plans (although, in the case of plans qualified under Sections 401 and 403, the exception for substantially equal periodic payments applies only if the Owner has separated from service). In addition, the penalty tax does not apply to certain distributions from IRAs which are used for first time home purchases or for higher education expenses, or for distributions made to certain eligible individuals called to active duty after September 11, 2001 and before December 31, 2007. Special conditions must be met to qualify for these three exceptions to the penalty tax. If you wish to take a distribution from an IRA for these purposes, you should consult your tax adviser.

When we issue a Contract in connection with a Qualified Plan, we will amend the Contract as necessary to conform to the requirements of the plan. However, your rights to any benefits under the plan may be subject to the terms and conditions of the plan itself, regardless of the terms and conditions of the Contracts. We will not be bound by terms and conditions of Qualified Plans to the extent those terms and conditions contradict a Contract, unless we consent.

Tax-Free Rollovers

If permitted under your plan, you may make a tax-free rollover:

     -    from a traditional IRA to another traditional IRA;

     - from a traditional IRA to a retirement plan qualified under Sections 401(a), 403(a), or 403(b) of the Code or a governmental deferred compensation plan described in Section 457(b) of the Code;

     - from any Qualified Plan (other than a Section 457 deferred compensation plan maintained by a tax-exempt organization) to a traditional IRA;

     - between a retirement plan qualified under Sections 401(a) or 403(a) of the Code or a governmental deferred compensation plan described in
          Section 457(b) of the Code and any such plans;

     - from a Section 457 deferred compensation plan maintained by a tax-exempt organization to another Section 457 deferred compensation plan maintained by a tax-exempt organization (by means of a direct trustee-to-trustee transfer only); and

     - from a traditional IRA to a Roth IRA, subject to special withholding restrictions discussed below.

In addition, if your spouse survives you, he or she is permitted to rollover your tax-qualified retirement account to another tax-qualified retirement account in which your surviving spouse participates, to the extent permitted by your surviving spouse's plan. Beginning in 2007, a beneficiary who is not your surviving spouse may transfer to a traditional IRA the amount distributable to him or her upon your death under a Contract that is held as part of a retirement plan described in Sections 401(a) or 403(a) of the Code or a governmental deferred compensation plan described in Section 457(b) of the Code to a traditional IRA. The transfer must be a direct trustee-to-trustee transfer. The IRA is treated as an inherited IRA of the non-spouse beneficiary.

Also effective in 2008, distributions that you receive from a retirement plan described in Sections 401(a), 403(a), or 403(b) of the Code or a governmental deferred compensation plan described in Section 457(b) of the Code may be rolled over directly to a Roth IRA if (i) your adjusted gross income is not in excess of $100,000, and (ii) you are not a married taxpayer filing a separate return.

WITHHOLDING ON ELIGIBLE ROLLOVER DISTRIBUTIONS. If a Contract is used in connection with a retirement plan that is qualified under Sections 401(a), 403(a), or 403(b) of the Code, or a governmental deferred compensation plan described in Section 457(b) of the Code, any eligible rollover distribution from the Contract will be subject to mandatory withholding. An eligible rollover distribution generally is any taxable distribution from such plans except (i) minimum distributions required under Section 401(a)(9) of the Code, (ii) certain distributions for life, life expectancy, or for 10 years or more which are part of a "series of substantially equal periodic payments," and (iii) if applicable, certain hardship withdrawals.

Federal income tax of 20% will be withheld from an eligible rollover distribution. The withholding is mandatory, and you cannot elect to have it not apply. This 20% withholding will not apply, however, if instead of receiving the eligible rollover distribution, you choose to have it directly transferred to an applicable plan or a traditional IRA. Before you receive an eligible rollover distribution, we will provide a notice explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct rollover.

Loans

Although we do not do so at this time, we may offer a loan privilege in the future to Owners of Contracts issued in connection with Section 403(b) retirement arrangements that are not subject to Title 1 of the Employee Retirement Income Security Act of 1974 (ERISA). If you are considering making a rollover transfer from a retirement plan described in Section 403(b) of the Code to a traditional IRA or a Roth IRA, you should consult with a tax adviser regarding possible tax consequences. If you have a loan outstanding under the section 403(b) plan, the transfer may subject you to income taxation on the amount of the loan balance.

Puerto Rico Contracts Issued to Fund Retirement Plans

The tax laws of Puerto Rico vary significantly from the provisions of the Internal Revenue Code of the United States that are applicable to various Qualified Plans. Although we may offer variable annuity contracts in Puerto Rico in connection with Puerto Rican "tax qualified" retirement plans, the text of this Prospectus addresses federal tax law only and is inapplicable to the tax laws of Puerto Rico.

SEE YOUR OWN TAX ADVISER

The foregoing description of Federal income tax topics and issues is only a brief summary and is not intended as tax advice. It does not include a discussion of federal estate and gift tax or state tax consequences. The rules under the Code governing Qualified Plans are extremely complex and often difficult to understand. Changes to the tax laws may be enforced retroactively. Anything less than full compliance with the applicable rules, all of which are subject to change from time to time, can have adverse tax consequences. The taxation of an Annuitant or other payee has become so complex and confusing that great care must be taken to avoid pitfalls. For further information you should always consult a qualified tax adviser.

                               IX. General Matters

RESTRICTIONS UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM
(for Contracts issued by John Hancock USA)

Section 830.105 of the Texas Government Code permits participants in the Texas Optional Retirement Program ("ORP") to withdraw their interest in a variable annuity contract issued under the ORP only upon:

     - termination of employment in the Texas public institutions of higher education;

     -    retirement;

     -    death; or

     -    the participant's attainment of age 70 1/2.

Accordingly, before you withdraw any amounts from the Contract, you must furnish proof to us that one of these four events has occurred. The foregoing restrictions on withdrawal do not apply in the event a participant in the ORP transfers the Contract Value to another Contract or another qualified custodian during the period of participation in the ORP. Loans are not available under Contracts subject to the ORP.

We pay compensation for sales of the Contracts.

DISTRIBUTION OF CONTRACTS

John Hancock Distributors, LLC ("JH Distributors"), a Delaware limited liability company that we control, is the principal underwriter and distributor of the Contracts offered by this Prospectus and of other annuity and life insurance products we and our affiliates offer. JH Distributors also acts as the principal underwriter of the John Hancock Trust, whose securities are used to fund certain Variable Investment Options under the Contracts and under other annuity and life insurance products we offer.

JH Distributors' principal address is 200 Bloor Street East, Toronto, Canada M4W 1E5. It also maintains offices with us at 601 Congress Street, Boston, Massachusetts 02210. JH Distributors is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the "1934 Act") and is a member of the Financial Industry Regulatory Authority ("FINRA, formerly the National Association of Securities Dealers, Inc., or "NASD").

We offer the Contracts for sale through broker-dealers (firms) that have entered into selling agreements with JH Distributors and us. Broker-dealers sell the Contracts through their registered representatives who have been appointed by us to act as our insurance agents. JH Distributors, or any of its affiliates that is registered under the 1934 Act and a member of FINRA, may also offer the Contracts directly to potential purchasers. Signator Investors, Inc. is an affiliated broker-dealer.


JH Distributors pays compensation to broker-dealers for the promotion and sale of the Contracts. These payments are made from JH Distributors' and our own revenues, profits or retained earnings, which may be derived from a number of sources, such as fees received from an underlying Fund's or fund-of-fund's (but not both) distribution plan ("12b-1 fees"), the fees and charges imposed under the Contract, and other sources.


The individual representative who sells you a Contract typically will receive a portion of the compensation, under the representative's own arrangement with his or her broker-dealer. A limited number of broker-dealers may also be paid commissions or overrides to "wholesale" the Contract; that is, to provide marketing support and training services to the broker-dealer firms that do the actual selling. We may also provide compensation to broker-dealers for providing ongoing service in relation to Contract(s) that have already been purchased.

Standard Compensation


The amount and timing of compensation JH Distributors may pay to broker-dealers may vary depending on the selling agreement, but compensation with respect to Contracts sold through broker-dealers (inclusive of wholesaler overrides and expense allowances) and paid to broker-dealers is not expected to exceed 6.00% of Purchase Payments, and is subject to reductions in accordance with the reduced sales charges available to Associated Accounts (see "VII. Charges and Deductions - Front-End Sales Charges"). In addition, JH Distributors may pay ongoing compensation at an annual rate of up to 0.50% of the values of the Contracts attributable to such Purchase Payments. The greater the amount of compensation paid by JH Distributors at the time you make a Purchase Payment, the less it will pay as ongoing compensation.

Revenue Sharing and Additional Compensation

In addition to standard compensation arrangements and to the extent permitted by SEC and NASD rules and other applicable laws and regulations, we, either directly or through JH Distributors, may enter into special compensation or reimbursement arrangements ("revenue sharing") with selected firms. We determine which firms to support and the extent of the payments that are made. Under these arrangements, the form of payment may be any one or a combination of a flat fee, a percentage of the assets we hold that are attributable to Contract allocations, a percentage of sales revenues, reimbursement of administrative expenses (including ticket charges), conference fees, or some other type of compensation.

We hope to benefit from these revenue sharing arrangements through increased sales of our annuity products. In consideration of these arrangements, a firm may feature the Contract in its sales system or give us preferential access to members of its sales force. In addition, the firm may agree to participate in our marketing efforts by allowing JH Distributors or its affiliates to participate in conferences, seminars or other programs attended by the firm's sales force.

These arrangements may not be offered to all firms, and the terms of such arrangements may differ between firms. We provide additional information on special compensation or reimbursement arrangements, including a list of any firms to whom we anticipate making payments of annual amounts greater than $5,000 under these arrangements, in the Statement of Additional Information
(SAI), which is available upon request. Any such compensation, which may be significant at times, will not result in any additional direct charge to you by us.

Selling broker dealers may receive additional payments from us, either directly or through JH Distributors, in the form of cash, other special compensation or reimbursement of expenses. These additional compensation or reimbursement payments may include, for example, payments for providing conferences or seminars, sales or training programs for invited registered representatives and other employees, payments for travel expenses, including lodging, incurred by registered representatives and other employees for such seminars or training programs, seminars for the public, advertising and sales campaigns regarding the Contract, and payments to assist a firm in connection with its marketing expenses and/or other events or activities sponsored by the firms. We may contribute to, as well as sponsor, various educational programs, sales promotions and/or contests in which participating firms and their sales persons may receive gifts and prizes such as merchandise, cash, or other awards, as may be permitted by applicable NASD rules and other applicable laws and regulations.

In an effort to promote the sale of our products, our affiliated broker-dealer may pay its registered representatives additional cash incentives such as bonus payments, expense payments, health and retirement benefits or the waiver of overhead costs or expenses in connection with the sale of the Contracts that they would not receive in connection with the sale of contracts issued by unaffiliated companies.

Differential Compensation

Compensation negotiated and paid by JH Distributors pursuant to a selling agreement with a broker-dealer may differ from compensation levels that the broker-dealer receives for selling other variable contracts. In addition, under their own arrangements, broker-dealer firms may pay a portion of any amounts received from us to their registered representatives. As a result, registered representatives may be motivated to sell the Contracts of one issuer over another issuer, or one product over another product.

You should contact your registered representative for more information on compensation arrangements in connection with the sale and purchase of your Contract.

CONFIRMATION STATEMENTS

We will send you confirmation statements for certain transactions in your Investment Accounts. You should carefully review these statements to verify their accuracy. You should report any mistakes immediately to our Annuities Service Center. If you fail to notify our Annuities Service Center of any mistake within 60 days of the mailing of the confirmation statement, we will deem you to have ratified the transaction.

REINSURANCE ARRANGEMENTS

From time to time we may utilize reinsurance as part of our risk management program. Under any reinsurance agreement, we remain liable for the contractual obligations of the Contracts' guaranteed benefits and the reinsurer(s) agree to reimburse us for certain amounts and obligations in connection with the risks covered in the reinsurance agreements. The reinsurer's contractual liability runs solely to us, and no Contract Owner shall have any right of action against any reinsurer. In evaluating reinsurers, we consider the financial and claims paying ability ratings of the reinsurer. Our philosophy is to minimize incidental credit risk. We do so by engaging in secure types of reinsurance transactions with high quality reinsurers and diversifying reinsurance counterparties to limit concentrations. Some of the benefits that may be reinsured include living benefits, guaranteed death benefits, DCA Fixed Investment Option guarantees, or other obligations.

            Appendix A: Examples of Calculation of Withdrawal Charges

EXAMPLE 1. This example assumes an initial Purchase Payment of $100,000 on January 1, 2008 and an Additional Purchase Payment of $1,000,000 on May 1, 2008. The value of Associated Accounts is $0.

If you withdraw $200,000 on October 1, 2008, we will calculate the withdrawal charge as follows:

     a) First we determine the amount of Purchase Payments to be liquidated as the greater of the Withdrawal Amount or the unliquidated Purchase Payments. This amount is $200,000.


     b) Next we calculate the withdrawal charge by applying the appropriate withdrawal charge percentage for each Purchase Payment liquidated based on the length of time the Purchase Payment has been in the Contract.



               - The initial Purchase Payment of $100,000 has an applicable withdrawal charge of $0.



               - The remaining $100,000 will come from the subsequent payment of $1,000,000 that has been in the Contract for 5 months. The applicable withdrawal charge is .0050 x $100,000 = $500.



               -    The total withdrawal charge is $0 + $500 = $500.



     c) We will deduct $200,000 from your Contract Value and you will receive a payment of $199,500 ($200,000 - $500) less any applicable taxes.


EXAMPLE 2. This example assumes an initial Purchase Payment of $1,000,000 on January 1, 2008 and an Additional Purchase Payment of $100,000 on May 1, 2008. The value of Associated Accounts is $0.


If you withdraw $200,000 on October, 2008, we will calculate the withdrawal charge as follows:


     a) First we determine the amount of Purchase Payments to be liquidated as the greater of the Withdrawal Amount or the unliquidated Purchase Payments. This amount is $200,000.

     b) Next we calculate the withdrawal charge by applying the appropriate withdrawal charge percentage for each Purchase Payment liquidated based on the length of time the Purchase Payment has been in the Contract.


               - The withdrawal will liquidate $200,000 of the initial Purchase Payment of $1,000,000. Since this Purchase Payment has been in the Contract more than 6 months, the withdrawal charge is $0.

           Appendix B: Guaranteed Minimum Withdrawal Benefit Examples

The following examples provide hypothetical illustrations of the benefits provided under the Income Plus for Life and Income Plus for Life - Joint Life optional benefit Riders. These illustrations are not representative of future performance under your Contract, which may be higher or lower than the amounts shown.


EXAMPLES 1A, 1B, 1C AND 1D ILLUSTRATE THE BASIC OPERATION OF THE INCOME PLUS FOR LIFE OPTIONAL BENEFIT RIDER.



EXAMPLE 1A. THIS EXAMPLE ILLUSTRATES THE IMPACT OF WAITING TO START WITHDRAWALS. Assume a single Purchase Payment of $100,000 at Covered Person's age 49 1/2, no additional Purchase Payments are made, withdrawals equal to the Lifetime Income Amount are taken beginning in year 11 when Covered Person is age 59 1/2. Also assume that the Contract Value is less than the Benefit Base at the eligible Step-up Dates, so there is no Step-up and the Covered Person survives at least 20 years from issue.



                      LIFETIME                          BENEFIT BASE
CONTRACT   PURCHASE    INCOME    WITHDRAWAL             ON CONTRACT
  YEAR     PAYMENTS    AMOUNT       TAKEN     CREDIT    ANNIVERSARY
--------   --------   --------   ----------   ------    -----------
At issue   $100,000     N/A        $    0     $    0     $100,000(1)
   1             0      N/A             0      6,000(2)   106,000(3)
   2             0      N/A             0      6,000      112,000
   3             0      N/A             0      6,000      118,000
   4             0      N/A             0      6,000      124,000
   5             0      N/A             0      6,000      130,000
   6             0      N/A             0      6,000      136,000
   7             0      N/A             0      6,000      142,000
   8             0      N/A             0      6,000      148,000
   9             0      N/A             0      6,000      154,000
   10            0      N/A             0      6,000      160,000
   11            0    8,000(4)      8,000          0      160,000
   12            0    8,000         8,000          0      160,000
   13            0    8,000         8,000          0      160,000
   14            0    8,000         8,000          0      160,000
   15            0    8,000         8,000          0      160,000
   20            0    8,000         8,000          0      160,000



(1) The initial Benefit Base is equal to the initial payment of $100,000. The Benefit Base is used to determine the Lifetime Income Amount and the rider fee. It is not available for withdrawal as a lump sum.



(2) In this example, there is no withdrawal during the first Contract Year so a Credit will be added to the Benefit Base. The Credit amount is equal to 6% of the total Purchase Payments to date (.06 x $100,000 = $6,000).



(3) Following a Credit, the Benefit Base is increased. The new Benefit Base is equal to the Benefit Base before the Credit increased by the amount of the Credit ($100,000 + $6,000 = $106,000).



(4) The Lifetime Income Amount is calculated on the Contract Anniversary after the Covered Person attains age 59 1/2. The Lifetime Income Amount is initially equal to 5% of the Benefit Base at that time (.05 x $160,000 = $8,000).

EXAMPLE 1B. THIS EXAMPLE ILLUSTRATES ADDITIONAL PURCHASE PAYMENTS. Assume an initial Purchase Payment of $100,000 at Covered Person's age 60, an additional Purchase Payment of $10,000 during Contract Year 1, and an additional Purchase Payment of $10,000 in year 2. Withdrawals are taken at the end of all Contract Years. Also assume that the Contract Value is less than the Benefit Base so there is no Step-up.



                        BENEFIT                                                      LIFETIME INCOME
                      BASE AFTER   LIFETIME INCOME                 BENEFIT BASE ON      AMOUNT ON
CONTRACT   PURCHASE    PURCHASE      AMOUNT AFTER     WITHDRAWAL       CONTRACT          CONTRACT
  YEAR     PAYMENTS     PAYMENT    PURCHASE PAYMENT      TAKEN       ANNIVERSARY       ANNIVERSARY
--------   --------   ----------   ----------------   ----------   ---------------   ---------------
At issue   $100,000   $100,000         $5,000           $   --         $100,000           $5,000
    1       10,000(1)  110,000(1)       5,500(1)         5,500          110,000            5,500
    2       10,000(2)  114,500(2)       5,725(2)         5,725          114,500            5,725



(1) In this example, there is an additional Purchase Payment during the first Contract Year. Following the additional Purchase Payment, the Benefit Base is increased to equal the initial Benefit Base plus the amount of the additional Purchase Payment ($100,000 + $10,000 = $110,000). The Lifetime Income Amount is increased to 5% of the Benefit Base immediately after the Purchase Payment (.05 x $110,000 = $5,500).



(2) In the second year, there is another additional Purchase Payment of $10,000. Since there was a withdrawal prior to this payment and after the last additional Purchase Payment was applied to the Benefit Base, the Benefit Base is increased by the excess of the additional Purchase Payment over the previous withdrawals ($110,000 + ($10,000-$5,500) = $114,500) The
     Lifetime Income Amount is increased to 5% of the Benefit Base immediately after the additional Purchase Payment (.05 x $114,500 = $5,725).



EXAMPLE 1C. THIS EXAMPLE ILLUSTRATES THE IMPACT OF STEP-UPS. Assume a single Purchase Payment of $100,000 at age 59 1/2, no additional Purchase Payments are made, withdrawals equal to the Lifetime Income Amount are taken in Contract Years 1, 2, 3 and 4. Since withdrawals are taken every year, there are no Credits. The Benefit Base steps-up at the end of Contract Years 1, 2 and 3.



                                                      HYPOTHETICAL CONTRACT
                       LIFETIME INCOME                  VALUE ON CONTRACT     BENEFIT BASE ON
CONTRACT   PURCHASE     AMOUNT AFTER     WITHDRAWAL     ANNIVERSARY PRIOR         CONTRACT
  YEAR     PAYMENTS   PURCHASE PAYMENT      TAKEN          TO RIDER FEE         ANNIVERSARY
--------   --------   ----------------   ----------   ---------------------   --------------
At issue   $100,000       $   --          $   --           $     --             $100,000
    1             0        5,000           5,000            102,000              102,000(1)
    2             0        5,100(1)        5,100(1)         103,514              103,514
    3             0        5,176           5,176            105,020              105,020
    4             0        5,251           5,251             94,013(2)           105,020(2)
    5             0        5,251           5,251             78,793              105,020



(1) At the end of Contract Year 1, the Contract Value in this example, $102,000 is greater than the Benefit Base of $100,000. The Benefit Base will increase to equal the Contract Value of $102,000. The Lifetime Income Amount will increase to 5% of the new Benefit Base (.05 x $102,000 = $5,100).



(2) At the end of Contract Year 4, the Contract Value in this example, $94,013 is less than the Benefit Base of $105,020. The Benefit Base will remain at $105,020.



EXAMPLE 1D. THIS EXAMPLE ILLUSTRATES EXCESS WITHDRAWALS AND THE IMPACT OF WITHDRAWALS ON SUBSEQUENT PAYMENTS APPLIED TO THE BENEFIT BASE. Assume an initial Purchase Payment of $100,000 at age 60, Additional Payments in years 2, 13 and 15, an excess withdrawal in year 1 and a withdrawal of the Lifetime Income Amount in year 14.



           LIFETIME INCOME                             HYPOTHETICAL
CONTRACT    AMOUNT BEFORE    PURCHASE     WITHDRAWAL     CONTRACT      BENEFIT    LIFETIME INCOME
  YEAR       TRANSACTION     PAYMENTS        TAKEN         VALUE         BASE          AMOUNT
--------   ---------------   --------     ----------   ------------   ---------   --------------
At issue                     $100,000     $    --        $100,000     $ 100,000      $ 5,000
    1           5,000               0      10,000(1)       85,000      85,000(1)      4,250(1)
    2           4,250          10,000(2)        0          93,500      95,000(2)      4,750(2)
   12           4,750               0           0         120,000     120,000         6,000
   13           6,000          10,000(3)        0         130,000     130,000(3)      6,500(3)
   14           6,500               0       6,500         123,500     130,000         6,500
   15           6,500          10,000(4)        0         130,000     133,500(4)      6,675(4)
   16           6,675               0           0         125,000     133,500         6,675



(1) The withdrawal of $10,000 exceeds the Lifetime Income Amount of $5,000. The Benefit Base will be reset to equal the lesser of the Contract Value after the withdrawal ($85,000) or the Benefit Base prior to the withdrawal less the amount of the withdrawal ($100,000 - $10,000 = $90,000). The Lifetime Income Amount will reset to 5% of the new Benefit Base (.05 x $85,000 = $4,250).



(2) The Additional Payment of $10,000 in year 2 is the first Payment or Withdrawal since the Reset of the Benefit Base, so the entire $10,000 is added to the Benefit Base. The new Benefit Base equals $95,000 ($85,000 + $10,000). The new Lifetime Income Amount is .05 x $95,000 = $4,750.

(3) The Additional Payment of $10,000 in year 13 is the first Payment or Withdrawal since the Step-Up of the Benefit Base at the end of year 12, so the entire $10,000 is added to the Benefit Base. The new Benefit Base equals $130,000 ($120,000 + $10,000). The new Lifetime Income Amount is .05 x $130,000 = $6,500.



(4) The Additional Payment of $10,000 in year 15 is reduced by the $6,500 Withdrawal since the last increase of the Benefit Base in year 13 by an Additional Payment. The new Benefit Base equals $133,500 ($130,000 + $10,000 - $6,500). The new Lifetime Income Amount is .05 x $133,500 = $6,675.



EXAMPLES 2A, 2B, 2C AND 2D ILLUSTRATE THE BASIC OPERATION OF THE INCOME PLUS FOR LIFE - JOINT LIFE OPTIONAL BENEFIT RIDER.



EXAMPLE 2A. THIS EXAMPLE ILLUSTRATES THE IMPACT OF WAITING FOR WITHDRAWALS. Assume a single Purchase Payment of $100,000 at the youngest Covered Person's age 49 1/2, no additional Purchase Payments are made, withdrawals equal to the Lifetime Income Amount are taken beginning in year 11. Also assume that the Contract Value is less than the Benefit Base at the eligible Step-up Dates, so there is no Step-up and at least one of the Covered Persons survives at least 20 years from issue.


CONTRACT   PURCHASE   LIFETIME INCOME   WITHDRAWAL                BENEFIT BASE ON
  YEAR     PAYMENTS        AMOUNT          TAKEN     CREDIT    CONTRACT ANNIVERSARY
--------   --------   ---------------   ----------   ------    --------------------
At issue   $100,000         N/A           $    0     $    0         $100,000(1)
    1             0         N/A                0      6,000(2)       106,000(3)
    2             0         N/A                0      6,000          112,000
    3             0         N/A                0      6,000          118,000
    4             0         N/A                0      6,000          124,000
    5             0         N/A                0      6,000          130,000
    6             0         N/A                0      6,000          136,000
    7             0         N/A                0      6,000          142,000
    8             0         N/A                0      6,000          148,000
    9             0         N/A                0      6,000          154,000
   10             0         N/A                0      6,000          160,000
   11             0       7,600(4)         7,600          0          160,000
   12             0       7,600            7,600          0          160,000
   13             0       7,600            7,600          0          160,000
   14             0       7,600            7,600          0          160,000
   15             0       7,600            7,600          0          160,000
   20             0       7,600            7,600          0          160,000



(1) The initial Benefit Base is equal to the initial payment of $100,000. The Benefit Base is used to determine the Lifetime Income Amount and the rider fee. It is not available for withdrawal as a lump sum.



(2) In this example, there is no withdrawal during the first Contract Year so a Credit will be added to the Benefit Base. The Credit amount is equal to 6% of the total Purchase Payments to date (.06 x $100,000 = $6,000).



(3) Following a Credit, the Benefit Base is increased. The new Benefit Base is equal to the Benefit Base before the Credit increased by the amount of the Credit ($100,000 + $6,000 = $106,000).



(4) The Lifetime Income Amount is calculated on the Contract Anniversary after the youngest Covered Person's attains age 59 1/2. The Lifetime Income Amount is initially equal to 4.75% of the Benefit Base at that time (.0475 x $160,000 = $7,600).



EXAMPLE 2B. THIS EXAMPLE ILLUSTRATES ADDITIONAL PURCHASE PAYMENTS. Assume an initial Purchase Payment of $100,000 at youngest Covered Person's age 60, an additional Purchase Payment of $10,000 during Contract Year 1, and an additional Purchase Payment of $10,000 in year 2. Withdrawals are taken at the end of all Contract Years. Also assume that the Contract Value is less than the Benefit Base so there is no Step-up.



                         BENEFIT                                                     LIFETIME INCOME
                       BASE AFTER  LIFETIME INCOME                 BENEFIT BASE ON      AMOUNT ON
CONTRACT   PURCHASE     PURCHASE     AMOUNT AFTER     WITHDRAWAL       CONTRACT          CONTRACT
  YEAR     PAYMENTS     PAYMENT    PURCHASE PAYMENT     TAKEN       ANNIVERSARY       ANNIVERSARY
--------   --------    ----------  ----------------   ----------   ---------------   ---------------
At issue   $100,000    $100,000        $ 4,750           $  --         $ 100,000          $5,000
   1         10,000(1)  110,000(1)      5,225(1)          5,225          110,000           5,225
   2         10,000(2)  114,775(2)      5,452(2)          5,452          114,775           5,452



(1) In this example, there is an additional Purchase Payment during the first Contract Year. Following the Additional Purchase Payment, the Benefit Base is increased to equal the initial Benefit Base plus the amount of the additional Purchase Payment ($100,000 + $10,000 = $110,000). The Lifetime Income Amount is increased to 4.75% of the Benefit Base immediately after the Purchase Payment (.0475 x $110,000 = $5,225).



(2) In the second year, there is another additional Purchase Payment of $10,000. Since there was a withdrawal prior to this payment and after the last additional Purchase Payment was applied to the Benefit Base, the Benefit Base is increased by the excess of the Purchase Payment over the previous withdrawals ($110,000 + ($10,000 - $5,225) = $114,775) The
     Lifetime Income Amount is increased to 4.75% of the Benefit Base immediately after the Purchase Payment (.0475 x $114,775 = $5,452).

EXAMPLE 2C. THIS EXAMPLE ILLUSTRATES THE IMPACT OF STEP-UPS. Assume a single Purchase Payment of $100,000 at age 59 1/2 of the youngest Covered Person, no additional Purchase Payments are made, withdrawals equal to the Lifetime Income Amount are taken in Contract Years 1, 2, 3 and 4. Since withdrawals are taken every year, there are no Credits. The Benefit Base steps-up at the end of Contract Years 1, 2 and 3.



                                                      HYPOTHETICAL CONTRACT
                       LIFETIME INCOME                  VALUE ON CONTRACT     BENEFIT BASE ON
CONTRACT   PURCHASE     AMOUNT AFTER     WITHDRAWAL     ANNIVERSARY PRIOR         CONTRACT
  YEAR     PAYMENTS   PURCHASE PAYMENT      TAKEN          TO RIDER FEE         ANNIVERSARY
--------   --------   ----------------   ----------   ---------------------   ---------------
At issue   $100,000       $   --          $   --            $     --            $100,000
    1             0        4,750           4,750             102,250             102,250
    2             0        4,857(1)        4,857(1)          104,025             104,025(1)
    3             0        4,941           4,941             105,800             105,800
    4             0        5,026           5,026              94,977(2)          105,800(2)
    5             0        5,026           5,026              79,882             105,800



(1) At the end of Contract Year 1, the Contract Value in this example, $102,250 is greater than the Benefit Base of $100,000. The Benefit Base will increase to equal the Contract Value of $102,000. The Lifetime Income Amount will increase to 4.75% of the new Benefit Base (.0475 x $102,000 = $4,857).



(2) At the end of Contract Year 4, the Contract Value in this example, $94,977 is less than the Benefit Base of $105,800. The Benefit Base will remain at $105,800.



EXAMPLE 2D. THIS EXAMPLE ILLUSTRATES EXCESS WITHDRAWALS AND THE IMPACT OF WITHDRAWALS ON SUBSEQUENT PAYMENTS APPLIED TO THE BENEFIT BASE. Assume an initial Purchase Payment of $100,000 at age 60, Additional Payments in years 2, 13 and 15, an excess withdrawal in year 1 and a withdrawal of the Lifetime Income Amount in year 14.



           LIFETIME INCOME                            HYPOTHETICAL
CONTRACT    AMOUNT BEFORE    PURCHASE     WITHDRAWAL    CONTRACT      BENEFIT    LIFETIME INCOME
  YEAR       TRANSACTION     PAYMENTS        TAKEN        VALUE         BASE          AMOUNT
--------   ---------------   --------     ----------  ------------   ---------   --------------
At issue                     $100,000     $    --       $100,000     $100,000       $4,750
    1           4,750               0      10,000(1)      85,000       85,000(1)     4,038(1)
    2           4,038          10,000(2)        0         93,500       95,000(2)     4,513(2)
   12           4,513               0           0        120,000      120,000        5,700
   13           5,700          10,000(3)        0        130,000      130,000(3)     6,175(3)
   14           6,175               0       6,175        123,825      130,000        6,175
   15           6,175          10,000(4)        0        130,000      133,825(4)     6,357(4)
   16           6,357               0           0        125,000      133,825        6,357



(1) The withdrawal of $10,000 exceeds the Lifetime Income Amount of $4,750. The Benefit Base will be reset to equal the lesser of the Contract Value after the withdrawal ($85,000) or the Benefit Base prior to the withdrawal less the amount of the withdrawal ($100,000 - $10,000 = $90,000). The Lifetime Income Amount will reset to 4.75% of the new Benefit Base (.0475 x $85,000 = $4,038).



(2) The Additional Payment of $10,000 in year 2 is the first Payment or Withdrawal since the Reset of the Benefit Base, so the entire $10,000 is added to the Benefit Base. The new Benefit Base equals $95,000 ($85,000 + $10,000). The new Lifetime Income Amount is .0475 x $95,000 = $4,513.



(3) The Additional Payment of $10,000 in year 13 is the first Payment or Withdrawal since the Step-Up of the Benefit Base at the end of year 12, so the entire $10,000 is added to the Benefit Base. The new Benefit Base equals $130,000 ($120,000 + $10,000). The new Lifetime Income Amount is .0475 x $130,000 = $6,175.



(4) The Additional Payment of $10,000 in year 15 is reduced by the $6,175 Withdrawal since the last increase of the Benefit Base in year 13 by an Additional Payment. The new Benefit Base equals $133,825 ($130,000 + $10,000 - $6,175). The new Lifetime Income Amount is .0475 x $133,825 =
     $6,357.

                        Appendix C: Qualified Plan Types

TRADITIONAL IRAS

Individual Retirement Annuities

Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity or IRA (sometimes referred to as a traditional IRA to distinguish it from the Roth IRA discussed below). IRAs are subject to limits on the amounts that may be contributed and deducted, the persons who may be eligible and on the time when distributions may commence. Also, distributions from certain other types of qualified retirement plans may be rolled over on a tax-deferred basis into an IRA. The Contract may not, however, be used in connection with an Education IRA under Section 530 of the Code.

The Contract may be issued with a death benefit or certain benefits provided by an optional rider. The presence of such benefits may increase the amount of any required minimum distributions for IRAs and other Contracts subject to the required minimum distribution rules.

Distributions


In general, unless you have made non-deductible contributions to your IRA, all amounts paid out from a traditional IRA contract (in the form of an annuity, a single sum, death benefits or partial withdrawal), are taxable to the payee as ordinary income. As in the case of a Contract not purchased under a Qualified Plan, you may incur an additional 10% penalty tax if you make a surrender or withdrawal before you reach age 59 1/2 (unless certain exceptions apply as specified in Code section 72(t)). If you have made any non-deductible contributions to an IRA contract, all or part of any withdrawal or surrender distribution, single sum death benefit or annuity payment, may be excluded from your taxable income when you receive the distribution.


The tax law requires that annuity payments under a traditional IRA contract begin no later than April 1 of the year following the year in which the Owner attains age 70 1/2. The amount that must be distributed each year is computed on the basis of the Owner's age and the value of the Contract, taking into account both the account balance and, in 2006 and subsequent years, the actuarial present value of other benefits provided under the Contract.

ROTH IRAS

Section 408A of the Code permits eligible individuals to contribute to a type of IRA known as a Roth IRA. Roth IRAs are generally subject to the same rules as non-Roth IRAs, but they differ in certain respects.

Among the differences are that contributions to a Roth IRA are not deductible and qualified distributions from a Roth IRA are excluded from income. A qualified distribution is a distribution that satisfies two requirements. First, the distribution must be made in a taxable year that is at least five years after the first taxable year for which a contribution to any Roth IRA established for the Owner was made. Second, the distribution must be:

     -    made after the Owner attains age 59 1/2;

     -    made after the Owner's death;

     -    attributable to the Owner being disabled; or

     -    a qualified first-time homebuyer distribution within the meaning of
          Section 72(t)(2)(F) of the Code.

In addition, distributions from Roth IRAs need not commence when the Owner attains age 70 1/2. A Roth IRA may accept a "qualified rollover contribution" from a traditional IRA or another Roth IRA. A Roth IRA, however, may not accept rollover contributions from other Qualified Plans, except (and only to the extent) that such rollover consists of designated Roth contributions to the rollover.

If the Contract is issued with certain death benefits or benefits provided by an optional rider, the presence of these benefits may increase the amount of any required minimum distributions for IRAs (which include Roth IRAs) and other Contracts subject to the minimum distribution rules. Also, the state tax treatment of a Roth IRA may differ from the Federal income tax treatment of a Roth IRA. If you intend to use the Contract in connection with a Roth IRA, you should seek independent tax advice.

Conversion or Direct Rollover to a Roth IRA

You can convert a traditional IRA to a Roth IRA or, beginning in 2008, directly roll over distributions that you receive from a retirement plan described in Sections 401(a), 403(a), or 403(b) of the Code or a governmental deferred compensation plan described in Section 457(b) of the Code to a Roth IRA unless:

     -    you have adjusted gross income over $100,000; or

     -    you are a married taxpayer filing a separate return.

The Roth IRA annual contribution limit does not apply to converted or rollover amounts.

You must, however, pay tax on any portion of the converted or rollover amount that would have been taxed if you had not converted or rolled over to a Roth IRA. No similar limitations apply to rollovers from one Roth IRA to another Roth IRA. Please note that the amount deemed to be the "converted amount" for tax purposes may be higher than the Contract Value because of the deemed value of guarantees. No similar limitations apply to rollovers from one Roth IRA to another Roth IRA.

If you are considering making a rollover transfer from a retirement plan described in Section 403(b) of the Code to a traditional IRA or a Roth IRA, you should consult with a tax adviser regarding possible tax consequences. If you have a loan outstanding under the section 403(b) plan, the transfer may subject you to income taxation on the amount of the loan balance.

SIMPLE IRA PLANS

In general, under Section 408(p) of the Code a small business employer may establish a SIMPLE IRA retirement plan if the employer employed 100 or fewer employees earning at least $5,000 during the preceding year. Under a SIMPLE IRA plan both employees and the employer make deductible contributions. SIMPLE IRAs are subject to various requirements, including limits on the amounts that may be contributed, the persons who may be eligible, and the time when distributions may commence. If the Contract is issued with certain death benefits or benefits provided by an optional rider, the presence of these benefits may increase the amount of any required minimum distributions for IRAs (which would include SIMPLE IRAs) and other Contracts subject to the minimum distribution rules. The requirements for minimum distributions from a SIMPLE IRA retirement plan are generally the same as those discussed above for distributions from a traditional IRA. The rules on taxation of distributions are also similar to those that apply to a traditional IRA, except that (i) tax free rollovers may be made from a SIMPLE IRA plan only to another SIMPLE IRA plan during the first two years of participation in the plan; and (ii) the penalty tax on early distribution from a SIMPLE IRA plan that occurs during the first two years of participation is 25%, instead of 10%. Employers intending to use the Contract in connection with such plans should seek independent tax advice.

SIMPLIFIED EMPLOYEE PENSIONS (SEP-IRAS)

Section 408(k) of the Code allows employers to establish simplified employee pension plans for their employees, using the employees' IRAs for such purposes, if certain criteria are met. Under these plans the employer may, within specified limits, make deductible contributions on behalf of the employees to IRAs. If the Contract is issued with certain death benefits or benefits provided by an optional rider, the presence of these benefits may increase the amount of any required minimum distributions for IRAs (which would include SEP-IRAs) and other Contracts subject to the minimum distribution rules. The requirements for minimum distributions from a SEP-IRA, and rules on taxation of distributions from a SEP-IRA, are generally the same as those discussed above for distributions from a traditional IRA.

TAX-SHELTERED ANNUITIES

Section 403(b) of the Code permits public school employees and employees of certain types of tax-exempt organizations to have their employers purchase annuity contracts for them and, subject to certain limitations, to exclude amounts contributed from gross income for tax purposes. These types of annuity contracts are commonly referred to as "tax-sheltered annuities." We do not currently offer Contracts for use in this type of Qualified Plan.

CORPORATE AND SELF-EMPLOYED ("H.R. 10" AND "KEOGH") PENSION AND PROFIT-SHARING PLANS

Sections 401(a) and 403(a) of the code permit corporate employers to establish various types of tax-deferred retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh", permits self-employed individuals to establish tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of annuity contracts in order to provide benefits under the plans. The Contract provides death benefit options that in certain circumstances may exceed the greater of the Purchase Payments and Contract Value. It is possible that the presence of the death benefit could be characterized by the IRS as an "incidental death benefit" and result in currently taxable income to the participant. There also are limits on the amount of incidental benefits that may be provided under pension and profit sharing plans. If the Contract is issued with certain death benefits or benefits provided under an optional rider, the presence of these benefits may increase the amount of any required minimum distributions that must be made. Employers intending to use the Contract in connection with such plans should seek independent advice.

Minimum distribution to the employee under an employer's pension and profit sharing plan qualified under Section 401(a) of the Code must begin no later than April 1 of the year following the calendar year in which the employee reaches age 70 1/2 or, if later, retires. In the case of an employee who is a 5 percent Owner as defined in Code section 416, the required beginning date is April 1 of the year following the calendar year in which employee reaches age 70 1/2.

DEFERRED COMPENSATION PLANS OF STATE AND LOCAL GOVERNMENTS AND TAX-EXEMPT ORGANIZATIONS

Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. Generally, a Contract purchased by a state or local government or a tax-exempt organization will not be treated as an annuity contract for Federal income tax purposes.

A Section 457 plan must satisfy several conditions, including the requirement that it must not permit distributions prior to your separation from service (except in the case of an unforeseen emergency).

When we make payments under your Contract, the payment is taxed as ordinary income. Minimum distributions under a Section 457 plan must begin no later than April 1 of the year following the year in which the employee reaches age 70 1/2 or, if later, retires.

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(LOGO)


Venture(R) Opportunity A Share is a registered service mark of John Hancock Life Insurance Company (U.S.A.) and is used under license by John Hancock Life Insurance Company of New York.



Venture(R) Opportunity A Share Variable Annuity is distributed by JOHN HANCOCK DISTRIBUTORS LLC, member FINRA.


ISSUER AND ADMINISTRATOR

John Hancock Life Insurance Company (U.S.A.), Bloomfield Hills, MI (not licensed in NY) New York: John Hancock Life Insurance Company of New York, Valhalla, NY

JOHN HANCOCK ANNUITIES SERVICE CENTER

P.O. Box 9505 Portsmouth, NH 03802-9505 800-344-1029

New York Contracts: P.O. Box 9506 Portsmouth, NH 03802-9506 800-551-2078
WWW.JHANNUITIES.COM                                   WWW.JHANNUITIESNEWYORK.COM

(C)2007 All rights reserved.

                                     PART B

                            INFORMATION REQUIRED IN A

                       STATEMENT OF ADDITIONAL INFORMATION

                     [JOHN HANCOCK LOGO]                 Statement of Additional
                                              Information dated January 18, 2008









                       Statement of Additional Information
       John Hancock Life Insurance Company of New York Separate Account A

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS. This Statement of Additional Information should be read in conjunction with the Prospectuses dated the same date as this Statement of Additional Information. This Statement of Additional Information describes additional information regarding the variable portion of the flexible purchase payment individual deferred variable annuity contracts (singly, a "Contract and collectively, the "Contracts" issued by JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK ("John Hancock New York") in New York as follows:



                  PROSPECTUSES ISSUED BY JOHN HANCOCK NEW YORK
           ( to be read with this Statement of Additional Information)
               Venture(R) Opportunity A Share Variable Annuities
               Venture(R) Opportunity B Share Variable Annuities


You may obtain a copy of the Prospectus listed above by contacting us at the following addresses:




         JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK
         ANNUITIES SERVICE CENTER          MAILING ADDRESS
         164 Corporate Drive               Post Office Box 9506
         Portsmouth, NH 03801-6815         Portsmouth, NH 03802-9506
         (877) 391-3748 or                 www.jhannuitiesnewyork.com
         (800) 551-2078





JHNY SEP ACCT A SAI 1/08

                                Table of Contents

GENERAL INFORMATION AND HISTORY                                         3
SERVICES                                                                3
    Independent Registered Public Accounting Firm                       3
    Servicing Agent                                                     3
    Principal Underwriter                                               3
    Special Compensation and Reimbursement Arrangements                 4
LEGAL AND REGULATORY MATTERS                                            7
APPENDIX A:  AUDITED FINANCIAL STATEMENTS                             A-1

                         General Information and History

John Hancock Life Insurance Company of New York Separate Account A (the "Separate Account") (formerly, The Manufacturers Life Insurance Company of New York Separate Account A) is a separate investment account of John Hancock Life Insurance Company of New York ("we" or "us"), a stock life insurance company organized under the laws of New York in 1992. John Hancock New York's principal office is located at 100 Summit Lake Drive, Valhalla, New York 10595. It also has an Annuity Service Center located at 601 Congress Street, Boston, Massachusetts 02210. John Hancock New York is a wholly-owned subsidiary of John Hancock Life Insurance Company (U.S.A.) ("John Hancock USA") (formerly, The Manufacturers Life Insurance Company of New York), a stock life insurance company incorporated in Maine on August 20, 1955 by a special act of the Maine legislature and redomesticated under the laws of Michigan. The ultimate parent of John Hancock USA is Manulife Financial Corporation ("MFC") based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial.

John Hancock New York established the Separate Account on March 4, 1992 as a separate account under the laws of New York.

Our financial statements which are included in the Statement of Additional Information should be considered only as bearing on our ability to meet our obligations under the contracts. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.


                                    Services

Independent Registered Public Accounting Firm
The financial statements of John Hancock Life Insurance Company of New York at December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, and the financial statements of John Hancock Life Insurance Company of New York Separate Account A at December 31, 2006, and for each of the two years in the period ended December 31, 2006, appearing in this Statement of Additional Information of the Registration Statement have been audited by [________________________], independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Servicing Agent
Computer Sciences Corporation Financial Services Group ("CSC FSG") provides to us a computerized data processing recordkeeping system for variable annuity administration. CSC FSG provides various daily, semimonthly, monthly, semiannual and annual reports including:

         - daily updates on accumulation unit values, variable annuity participants and transactions, and agent production and commissions;

         -        semimonthly commission statements;

         - monthly summaries of agent production and daily transaction reports;

         -        semiannual statements for contract owners; and

         -        annual contract owner tax reports.

We pay CSC FSG approximately $7.80 per policy per year, plus certain other fees for the services provided.

Principal Underwriter
John Hancock Distributors, LLC, ("JH Distributors"), an indirect wholly owned subsidiary of MFC, serves as principal underwriter of the contracts. Contracts are offered on a continuous basis. The aggregate dollar amounts of underwriting commissions paid to JH Distributors in 2006, 2005, and 2004 were $516,555,523, $510,874,858 and $403,619,081, respectively.

Special Compensation and Reimbursement Arrangements
The Contracts are primarily sold through selected firms. The Contracts' principal distributor, JH Distributors, and its affiliates (collectively, "JHD") pay compensation to broker-dealers (firms) for the promotion and sale of the Contracts. The compensation JHD pays may vary depending on each firm's selling agreement, but compensation (inclusive of wholesaler overrides and expense allowances) paid to the firms for sale of the Contracts (not including riders) is not expected to exceed the standard compensation amounts referenced in the product prospectuses. The amount and timing of this compensation may differ among firms.

The registered representative through whom your Contract is sold will be compensated pursuant to that registered representative's own arrangement with his or her broker-dealer. The registered representative and the firm may have multiple options on how they wish to allocate their commissions and/or compensation. We are not involved in determining your registered representative's compensation You are encouraged to ask your registered representative about the basis upon which he or she will be personally compensated for the advice or recommendations provided in connection with the sale of your Contract.

Compensation to firms for the promotion and sale of the Contracts is not paid directly by Contract owners, but we expect to recoup it through the fees and charges imposed under the Contract.

We may, directly or through JHD, make, either from 12b-1 distribution fees received from the Contracts' underlying investment funds or out of our own resources, additional payments to firms. These payments are sometimes referred to as "revenue sharing." Revenue sharing expenses are any payments made to broker-dealers or other intermediaries to either (i) compensate the intermediary for expenses incurred in connection with the promotion and/or sale of John Hancock investment products or (ii) obtain promotional and/or distribution services for John Hancock investment products. Many firms that sell the Contracts receive one or more types of these cash payments.

We are among several insurance companies that pay additional payments to certain firms to receive "preferred" or recommended status. These privileges include: additional or special access to sales staff; opportunities to provide and/or attend training and other conferences; advantageous placement of our products on customer lists ("shelf-space arrangements"); and other improvements in sales by featuring our products over others.

The categories of payments that we provide, directly or through JHD, to firms are described below. These categories are not mutually exclusive and we may make additional types of revenue sharing payments in the future. The same firms may receive payments under more than one or all categories. These payments assist in our efforts to promote the sale of the Contracts. We agree with the firm on the methods for calculating any additional compensation, which may include the level of sales or assets attributable to the firm. Not all firms receive additional compensation and the amount of compensation varies. These payments could be significant to a firm. We determine which firms to support and the extent of the payments it is willing to make. We generally choose to compensate firms that have a strong capability to distribute the Contracts and that are willing to cooperate with our promotional efforts. We do not make an independent assessment of the cost of providing such services.


The following list includes the names of member firms of FINRA (or their affiliated broker-dealers) that we are aware (as of December 1, 2006) received a revenue sharing payment of more than $5,000 with respect to annuity business during the latest calendar year. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the Contract:


NAME OF FIRM


                                   DISTRIBUTOR

                            1st Global Capital Corp.
                           A. G. Edwards & Sons, Inc.
                       AIG - Advantage Capital Corporation
                        AIG - FSC Securities Corporation
                     AIG -- Royal Alliance Associates, Inc.
                    American General Securities Incorporated
                  American Portfolios Financial Services, Inc.
               Berthal, Fisher & Company Financial Services, Inc.
                            Centaurus Financial, Inc.

                                   DISTRIBUTOR

                          Citicorp Investment Services
                         Citigroup Global Markets, Inc.
                               Comerica Securities
                         Commonwealth Financial Network
                             Compass Brokerage, Inc.
                         Crown Capital Securities, L.P.
                          CUSO Financial Services, L.P.
                       Founders Financial Securities, LLC
                         Geneos Wealth Management, Inc.
                          H.D. Vest Investment Services
                            Harbour Investments, Inc.
                           HSBC Securities (USA) Inc.
                 ING -- Financial Network Investment Corporation
                  ING -- Multi-Financial Securities Corporation
                    ING -- Primevest Financial Services, Inc.
                          ING Financial Partners, Inc.
                              InterSecurities, Inc.
                                Investacorp, Inc.
                         Investment Professionals, Inc.
                        J.J.B. Hilliard, W.L. Lyons, Inc.
                     Jefferson Pilot Securities Corporation
                          LaSalle St Securities, L.L.C.
                     Lincoln Financial Advisors Corporation
                           Linsco/Private Ledger Corp.
                           M Holdings Securities, Inc.
                           Main Street Securities, LLC
                            McDonald Investments Inc.
                   Merrill Lynch, Pierce, Fenner & Smith Inc.
                           Money Concepts Capital Corp
                          Morgan Keegan & Company, Inc.
                           Next Financial Group, Inc.
                              NFP Securities, Inc.
                          NPH -- SII Investments, Inc.
                       NPH -- Invest Financial Corporation
                   NPH -- Investment Centers of America, Inc.
                      NPH -- National Planning Corporation
                          Ohio Savings Securities, Inc.
                  PAC of America -- Associated Securities Corp.
                  PAC of America -- Mutual Service Corporation
              PAC of America -- United Planners' Financial Services
               PAC of America -- Waterstone Financial Group, Inc.
                       Packerland Brokerage Services, Inc.
                        Pension Planners Securities, Inc.
                          Prime Capital Services, Inc.
                                ProEquities, Inc.
                        Prospera Financial Services, Inc.
                           Questar Capital Corporation
                        Raymond James & Associates, Inc.
                     Raymond James Financial Services, Inc.
                             RBC Dain Rauscher, Inc.
                         Sammons Securities Company, LLC
                           Scott & Stringfellow, Inc.
                            Securities America, Inc.
                           Sigma Financial Corporation

                                   DISTRIBUTOR

                            Signator Investors, Inc.
                          (subsidiary of John Hancock)
                             SWS Financial Services
                        The Huntington Investment Company
                          Tower Square Securities, Inc.
                      Transamerica Financial Advisors, Inc.
                          UBS Financial Services, Inc.
                               US Advisors Network
                         US Bancorp Piper Jaffray & Co.
                            USAllianz Securites, Inc.
                      Uvest Financial Services Group, Inc.
                            Wachovia Securities, LLC
                         Walnut Street Securities, Inc.
                        Webster Investment Services, Inc.
                        Woodbury Financial Services, Inc.



Inclusion on this list does not imply that these sums necessarily constitute "special cash compensation" as defined by NASD Conduct Rule 2830(l)(4). We will endeavor to update this listing annually; interim arrangements may not be reflected. We assume no duty to notify any investor whether his or her registered representative is or should be included in any such listing. You are encouraged to review the prospectus for each Fund for any other compensation arrangements pertaining to the distribution of Fund shares.

We may, directly or through JHD, also have arrangements with intermediaries that are not members of FINRA.

Sales and Asset Based Payments. We may, directly or through JHD, make revenue sharing payments as incentives to certain firms to promote and sell the Contracts. We hope to benefit from revenue sharing by increasing Contract sales. In consideration for revenue sharing, a firm may feature the Contracts in its sales system or give us additional access to members of its sales force or management. In addition, a firm may agree to participate in our marketing efforts by allowing us to participate in conferences, seminars or other programs attended by the firm's sales force. Although a firm may seek revenue sharing payments to offset costs incurred by the firm in servicing its clients that have purchased the Contracts, the firm may earn a profit on these payments. Revenue sharing payments may provide a firm with an incentive to favor the Contracts in its sales efforts.

The revenue sharing payments we make may be calculated on sales of our products by the firm ("Sales-Based Payments"). These payments are based upon a percentage of the total amount of money received, or anticipated to be received, for sales through a firm of some or all of the insurance products that we and/or our affiliates offer. We make these payments on a periodic basis.

Such payments also may be calculated based upon the "assets under management" attributable to a particular firm ("Asset-Based Payments"). These payments are based upon a percentage of the contract value of some or all of our (and/or our affiliates') insurance products that were sold through the firm. We make these payments on a periodic basis.

Sales-Based Payments primarily create incentives to make new sales of our insurance products and Asset-Based Payments primarily create incentives to service and maintain previously sold Contracts. We may pay a firm either or both Sales-Based Payments and Asset-Based Payments.

Administrative and Processing Support Payments. We may, directly or through JHD, also make payments to certain firms that sell our products for certain administrative services, including record keeping and sub-accounting Contract owner accounts, and in connection with account maintenance support, statement preparation and transaction processing. The types of payments that we may make under this category include, among others, payment of ticket charges per purchase or exchange order placed by a firm, payment of networking fees in connection with certain mutual fund trading systems, or one-time payments for ancillary services such as setting up funds on a firm's mutual fund trading system.

Other Payments. We may, directly or through JHD, also provide, either from the 12b-1 distribution fees received from the funds underlying the Contracts or out of our own resources, additional compensation to firms that sell or arrange for the sale of Contracts. Such compensation may include seminars for the public, advertising and sales campaigns regarding the Contracts to assist a firm in connection with its systems, operations and marketing expenses, or for other activities of a selling firm or wholesaler. We may contribute to, as well as sponsor, various educational programs, sales contests and/or promotions in which participating firms and their sales persons may receive prizes such as merchandise, cash, or other awards.

Other compensation may be offered to the extent not prohibited by federal or state laws or any self-regulatory agency, such as FINRA. We make payments for entertainment events we deem appropriate, subject to our guidelines and applicable law. These payments may vary widely, depending upon the nature of the event or the relationship. We may make these payments upon the initiation of a relationship with a firm, and at any time thereafter.

We may have other relationships with firms relating to the provisions of services to the Contacts, such as providing omnibus account services, transaction processing services, or effecting portfolio transactions for funds. If a firm provides these services, we may compensate the firm for these services. In addition, a firm may have other compensated or uncompensated relationships with us that are not related to the Contracts.


                          Legal and Regulatory Matters

There are no legal proceedings to which we, the Separate Account or the principal underwriter is a party, or to which the assets of the Separate Account are subject, that are likely to have a material adverse effect on:

         -        the Separate Account; or

         - the ability of the principal underwriter to perform its contract with the Separate Account; or

         - on our ability to meet our obligations under the variable annuity contracts funded through the Separate Account.

On June 25, 2007, John Hancock Investment Management Services, LLC (the "Adviser") and John Hancock Distributors LLC (the "Distributor") and two of their affiliates (collectively, the "John Hancock Affiliates") reached a settlement with the Securities and Exchange Commission ("SEC") that resolved an investigation of certain practices relating to the John Hancock Affiliates' variable annuity and mutual fund operations involving directed brokerage and revenue sharing. Under the terms of the settlement, each John Hancock Affiliate was censured and agreed to pay a $500,000 civil penalty to the United States Treasury. In addition, the Adviser and the Distributor agreed to pay disgorgement of $14,838,943 and prejudgment interest of $2,001,999 to the John Hancock Trust funds that participated in the Adviser's commission recapture program during the period from 2000 to April 2004. Collectively, all John Hancock Affiliates agreed to pay a total disgorgement of $16,926,420 and prejudgment interest of $2,361,460 to the entities advised or distributed by John Hancock Affiliates. The Adviser discontinued the use of directed brokerage in recognition of the sale of fund shares in April 2004.

                    APPENDIX A: Audited Financial Statements


                           [TO BE FILED BY AMENDMENT]

                            PART C OTHER INFORMATION

Guide to Name Changes and Successions:

                                  NAME CHANGES

DATE OF CHANGE       OLD NAME                                            NEW NAME
--------------       --------                                            --------
October 1, 1997      FNAL Variable Account                               The Manufacturers Life Insurance Company of New York
                                                                         Separate Account A

October 1, 1997      First North American Life Assurance Company         The Manufacturers Life Insurance Company of New York

November 1, 1997     NAWL Holding Co., Inc.                              Manulife-Wood Logan Holding Co., Inc.

September 24, 1999   Wood Logan Associates, Inc.                         Manulife Wood Logan, Inc

January 1, 2005      The Manufacturers Life Insurance Company of New     John Hancock Life Insurance Company of New York
                     York Separate Account A                             Separate Account A

January 1, 2005      The Manufacturers Life Insurance Company of New     John Hancock Life Insurance Company of New York
                     York                                                Separate Account A.

January 1, 2005      Manulife Financial Securities LLC                   John Hancock Distributors LLC

January 1, 2005      Manufacturers Securities Services LLC               John Hancock Investment Management Services LLC

On September 30, 1997, Manufacturers Securities Services, LLC succeeded to the business of NASL Financial Services, Inc.

The following changes became effective January 1, 2002: (a) The Manufacturers Life Insurance Company of North America ("Manulife North America") merged into The Manufacturers Life Insurance Company (U.S.A.) with the latter becoming the owner of all of Manulife North America's assets; (b) Manulife Financial Securities LLC became the successor broker-dealer to Manufacturers Securities Services, LLC.

                                      *****

Item 24. Financial Statements and Exhibits

     (a)  Financial Statements

          (1) Financial Statements of the Registrant, John Hancock Life Insurance Company of New York Separate Account A (Part B of the registration statement). [TO BE FILED BY AMENDMENT]

          (2) Financial Statements of the Depositor, John Hancock Life Insurance Company of New York (Part B of the registration statement). [TO BE FILED BY AMENDMENT]

     (b)  Exhibits

          (1) (a) Resolution of the Board of Directors of First North American Life Assurance Company establishing the FNAL Variable Account - Incorporated by reference to Exhibit (b)(1)(a) to Form N-4, file number 33-46217, filed February 25, 1998.

               (b) Resolution of the Board of Directors of First North American Life Assurance Company establishing the Fixed Separate Account - Incorporated by reference to Exhibit (b)(1)(b) to Form N-4, file number 33-46217, filed February 25, 1998.

               (c) Resolution of the Board of Directors of First North American Life Assurance Company establishing The Manufacturers Life Insurance Company of New York Separate Account D and The Manufacturers Life Insurance Company of New York Separate Account E - Incorporated by reference to Exhibit (b)(1)(c) to Form N-4, file number 33-46217, filed February 25, 1998.

          (2) Agreements for custody of securities and similar investments.- Not Applicable.

          (3) (a) Form of Underwriting and Distribution Agreement-Incorporated by reference to Exhibit 3(a) to the registration statement on Form N-4, file number 333-61283, filed on April 29, 2002.

               (b) Form of Selling Agreement between The Manufacturers Life Insurance Company of New York, Manufacturers Securities Services, LLC (Underwriter), and General Agents - Incorporated by reference to Exhibit 3(b) to the registration statement on Form N-4, file number 333-61283, filed on April 29, 2002.

          (4) (a) Form of Specimen Contract: Flexible Purchase Payment Individual Deferred Variable Annuity Contract, Non-Participating. [TO BE FILED BY AMENDMENT]



          (5) (a) Form of Specimen Application: Flexible Purchase Payment Individual Deferred Variable Annuity Contract, Non-Participating. [TO BE FILED BY AMENDMENT]


          (6)  (a)  (i)  Declaration of Intention and Charter of First North
                         American Life Assurance Company - Incorporated by reference to Exhibit (b)(6)(a)(i) to Form N-4, file number 33-46217, filed February 25, 1998.

               (a)  (ii) Certificate of amendment of the Declaration of
                         Intention and Charter of First North American Life Assurance Company - Incorporated by reference to Exhibit (b)(6)(a)(ii) to Form N-4, file number 33-46217, filed February 25, 1998.

               (a)  (iii) Certificate of amendment of the Declaration of
                         Intention and Charter of The Manufacturers Life Insurance Company of New York - Incorporated by reference to Exhibit (b)(6)(a)(iii) to Form N-4, file number 33-46217, filed February 25, 1998.

               (a)  (iv) Certificate of Amendment of the Declaration of
                         Intention and Charter of John Hancock Life Insurance Company of New York dated as of January 1, 2005 - Incorporated by reference to Exhibit (b)(6)(a)(iv) to Form N-4, file number 33-79112, filed May 1, 2007.

               (a)  (v)  Certificate of Amendment of the Declaration of
                         Intention and Charter of John Hancock Life Insurance Company of New York dated as of August 10, 2006 - Incorporated by reference to Exhibit (b)(6)(a)(v) to Form N-4, file number 33-79112, filed May 1, 2007.

               (b) By-laws of John Hancock Life Insurance Company of New York, as amended and restated as of July 31, 2006 - Incorporated by reference to Exhibit (b)(6)(b) to Form N-4, file number 33-79112, filed May 1, 2007.

          (7) Contract of reinsurance in connection with the variable annuity contracts being offered - Not Applicable.

          (8) Other material contracts not made in the ordinary course of business which are to be performed in whole or in part on or after the date the registration statement is filed:

               (a) Administrative Agreement between The Manufacturers Life Insurance Company of New York and The Manufacturers Life Insurance Company (U.S.A.) - Incorporated by reference to Exhibit (8) to post-effective amendment no. 5 to this registration statement filed on April 29, 2002.

               (b) Investment Services Agreement between The Manufacturers Life Insurance Company of New York and The Manufacturers Life Insurance Company - Incorporated by reference to Exhibit 1(A)(8)(c) to Form S-6, file number 333-33351, filed March 16, 1998.

          (9) Opinion of Counsel and consent to its use as to the legality of the securities being registered - [TO BE FILED BY AMENDMENT]


          (10) Written consent of Ernst & Young LLP, independent registered public accounting firm - [TO BE FILED BY AMENDMENT]


          (11) All financial statements omitted from Item 23, Financial Statements - Not Applicable.

          (12) Agreements in consideration for providing initial capital between or among Registrant, Depositor, Underwriter or initial contract owners - Not Applicable.

          (13) Schedule for computation of each performance quotation provided in the Registration Statement in response to Item 21 - Incorporated by reference to Exhibit (b)(13) to Form N-4, 33-76162 filed March 1, 1996.

          (14) (a) Power of Attorney -James D. Gallagher, Thomas Borshoff, Marc Costantini, Steven A. Finch, Ruth Ann Fleming, William P. Hicks III, Katherine MacMillan, Neil M. Merkl, Lynne Patterson, Bradford J. Race Jr., Diana Scott, Bruce R. Speca, and Robert L. Ullmann - FILED HEREWITH


Item 25. Directors and Officers of the Depositor.


    OFFICERS AND DIRECTORS OF JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK
                             AS OF NOVEMBER 29, 2007



NAME AND PRINCIPAL BUSINESS ADDRESS   POSITION WITH DEPOSITOR
-----------------------------------   -----------------------
James D. Gallagher*                   Chairman, President, Director
Thomas Borshoff*                      Director
Marc Costantini*                      Director
Steven A. Finch*                      Director
Ruth Ann Fleming*                     Director
William P. Hicks III*                 Director
Katherine MacMillan**                 Director, Executive Vice President, Retirement Plan Services
Neil M. Merkel*                       Director
Lynne Patterson**                     Director
Bradford J. Race, Jr.*                Director
Diana Scott*                          Director
Bruce R. Speca*                       Director
Robert L. Ullmann*                    Director
Emanuel Alves*                        Secretary and Chief Administrative Officer
James R. Boyle*                       Executive Vice President, US Insurance
Peter J. Levitt**                     Senior Vice President and Treasurer
Philip Clarkson**                     Vice President, US Taxation
Brian Collins**                       Vice President, US Taxation
Edward Eng*                           Vice President, Product Development, Retirement Plan Services
Robert K. Leach*                      Vice President, Annuity Product Management
Gregory Mack*                         Vice President, Distribution
Hugh McHaffie*                        Executive Vice President, US Wealth Management
Steven McCormick*                     Vice President, Operations, Retirement Plan Services
Krishna Ramdial**                     Vice President, Treasury
Thomas Samoluk*                       Vice President, Government Relations
Yiji Starr*                           Vice President and CFO
Jeffrey J. Whitehead*                 Controller


*    Principal business office is 601 Congress Street, Boston, MA 02210

**   Principal business office is 200 Bloor Street, Toronto, Canada M4W 1E5

Item 26. Persons Controlled by or Under Common Control with Depositor or Registrant.

Registrant is a separate account of John Hancock Life Insurance Company (U.S.A.) (the "Company"), operated as a unit investment trust. Registrant supports certain benefits payable under the Company's variable annuity contracts by investing assets allocated to various investment options in shares of John Hancock Trust (the "Trust"), which is a "series" type of mutual fund registered under the Investment Company Act of 1940 (the "Act") as an open-end management investment company. The purchasers of variable annuity and variable life insurance contracts, in connection with which the Trust is used, will have the opportunity to instruct the Company with respect to the voting of the shares of the Series Fund held by Registrant as to certain matters. Subject to the voting instructions, the Company directly controls Registrant.

On the effective date of this Amendment to the Registration Statement, the Company and its affiliates are controlled by Manulife Financial Corporation ("MFC"). A list of other persons controlled by MFC as of December 31, 2006 appears below:

Principal Subsidiaries

The following is a list of the directly and indirectly held major operating subsidiaries of Manulife Financial Corporation.

AS AT DECEMBER 31, 2006                                     OWNERSHIP  EQUITY
(Unaudited, Canadian $ in millions)                        PERCENTAGE INTEREST           ADDRESS DESCRIPTION
-----------------------------------                        ---------- --------           ------- -----------
MANULIFE FINANCIAL CORPORATION                                                   Toronto, Canada Publicly traded stock life
                                                                                                 insurance company
   THE MANUFACTURERS LIFE INSURANCE COMPANY                       100 $14,440    Toronto, Canada Leading Canadian-based financial
                                                                                                 services company that offers a
                                                                                                 diverse range of financial
                                                                                                 protection products and wealth
                                                                                                 management services
      Manulife Holdings (Alberta) Limited                         100            Calgary, Canada Holding company
         Manulife Holdings (Delaware) LLC                         100           Delaware, U.S.A. Holding company
            The Manufacturers Investment Corporation              100           Michigan, U.S.A. Holding company
               John Hancock Life Insurance Company                100           Michigan, U.S.A. U.S. based life insurance company
                  (U.S.A.)                                                                       that provides individual life
                                                                                                 insurance, annuities, and group
                                                                                                 pension products in all states in
                                                                                                 the U.S. except New York
                  John Hancock Life Insurance Company of          100           New York, U.S.A. Provides group pension, individual
                     New York                                                                    annuities and life insurance
                                                                                                 products in the State of New York
                  John Hancock Investment Management              95             Massachusetts, Investment advisor
                     Services, LLC                                                               U.S.A.
               Manulife Reinsurance Limited                       100          Hamilton, Bermuda Provides life and financial
                                                                                                 reinsurance
         Manulife Holdings (Bermuda) Limited                      100          Hamilton, Bermuda Holding company
      Manufacturers P&C Limited                                   100               St. Michael, Provides property and casualty and
                                                                                        Barbados financial reinsurance
         Manufacturers Life Reinsurance Limited                   100               St. Michael, Provides life and financial
                                                                                        Barbados reinsurance
         Manulife International Holdings Limited                  100          Hamilton, Bermuda Holding company
            Manulife (International) Limited                      100           Hong Kong, China Life insurance company serving Hong
                                                                                                 Kong and Taiwan
               Manulife-Sinochem Life Insurance Co. Ltd.           51            Shanghai, China Chinese life insurance company
            Manulife Asset Management (Asia) Limited              100               St. Michael, Holding company
                                                                                        Barbados
               Manulife Asset Management (Hong Kong)              100           Hong Kong, China Hong Kong investment management and
                  Limited                                                                        advisory company marketing mutual
                                                                                                 funds
      Manulife Bank of Canada                                     100           Waterloo, Canada Provides integrated banking
                                                                                                 products and service options not
                                                                                                 available from an insurance company
      Manulife Canada Ltd.                                        100           Waterloo, Canada Canadian life insurance company
         FNA Financial Inc.                                       100            Toronto, Canada Holding company
      Elliott & Page Limited                                      100            Toronto, Canada Investment counseling, portfolio
                                                                                                 and mutual fund management in
                                                                                                 Canada
      First North American Insurance Company                      100            Toronto, Canada Canadian property and casualty
                                                                                                 insurance company
      NAL Resources Management Limited                            100            Calgary, Canada Management company for oil and gas
                                                                                                 properties
      Manulife Securities International Ltd.                      100           Waterloo, Canada Mutual fund dealer for Canadian
                                                                                                 operations
      Regional Power Inc.                                        83.5           Montreal, Canada Operator of hydro-electric power
                                                                                                 projects
         MLI Resources Inc.                                       100            Calgary, Canada Holding company for oil and gas
                                                                                                 assets and Japanese operations
      Manulife Life Insurance Company                             100               Tokyo, Japan Japanese life insurance company
      P.T. Asuransi Jiwa Manulife Indonesia                        95                   Jakarta, Indonesian life insurance company
                                                                                       Indonesia
         P.T. Manulife Aset Manajemen Indonesia                  95.3                   Jakarta, Indonesian investment management
                                                                                       Indonesia and advisory company marketing
                                                                                                 mutual funds
      The Manufacturers Life Insurance Co. (Phils.), Inc.         100                    Manila, Filipino life insurance company
                                                                                     Philippines
      Manulife (Singapore) Pte. Ltd.                              100                  Singapore Singaporean life insurance company
      Manulife (Vietnam) Limited                                  100          Ho Chi Minh City, Vietnamese life insurance company
                                                                                         Vietnam
      Manulife Insurance (Thailand) Public Company Limited       97.9          Bangkok, Thailand Thai life insurance company
      Manulife Europe Ruckversicherungs-Aktiengesellschaft        100           Cologne, Germany European property and casualty
                                                                                                 reinsurance company
      MFC Global Fund Management (Europe) Limited                 100            London, England Holding company
         MFC Global Fund Investment Management (Europe)           100            London, England Investment management company for
            Limited                                                                              Manulife Financial's international
                                                                                                 funds

AS AT DECEMBER 31, 2006                                     OWNERSHIP  EQUITY
(Unaudited, Canadian $ in millions)                        PERCENTAGE INTEREST           ADDRESS DESCRIPTION
-----------------------------------                        ---------- --------           ------- -----------
MANULIFE FINANCIAL CORPORATION                                                   Toronto, Canada Publicly traded stock life
                                                                                                 insurance company
   JOHN HANCOCK HOLDINGS (DELAWARE) LLC                           100 $11,547        Wilmington, Holding company
                                                                                Delaware, U.S.A.
      John Hancock Financial Services, Inc.                       100                    Boston, Holding company
                                                                                  Massachusetts,
                                                                                          U.S.A.
         John Hancock Life Insurance Company                      100                    Boston, Leading U.S. based financial
                                                                                  Massachusetts, services company that offers a
                                                                                          U.S.A. diverse range of financial
                                                                                                 protection products and wealth
                                                                                                 management services
            John Hancock Variable Life Insurance Company          100                    Boston, U.S. based life insurance company
                                                                                  Massachusetts, that provides variable and
                                                                                          U.S.A. universal life insurance policies,
                                                                                                 and annuity products in all states
                                                                                                 in the U.S. except New York
            P.T. Asuransi Jiwa John Hancock Indonesia            96.2                   Jakarta, Indonesian life insurance company
                                                                                       Indonesia
            Independence Declaration Holdings LLC                 100                    Boston, Holding company
                                                                                  Massachusetts,
                                                                                          U.S.A.
               Declaration Management & Research LLC              100          McLean, Virginia, Provides institutional investment
                                                                                          U.S.A. advisory services
            John Hancock Subsidiaries LLC                         100                Wilmington, Holding company
                                                                                Delaware, U.S.A.
               John Hancock Financial Network, Inc.               100                    Boston, Financial services distribution
                                                                                  Massachusetts, organization
                                                                                           U.S.A
               The Berkeley Financial Group, LLC                  100                    Boston, Holding company
                                                                                  Massachusetts,
                                                                                           U.S.A
                  John Hancock Funds LLC                          100                    Boston, Mutual fund company
                                                                                  Massachusetts,
                                                                                           U.S.A
               Hancock Natural Resource Group, Inc.               100                    Boston, Manager of globally diversified
                                                                                  Massachusetts, timberland and agricultural
                                                                                           U.S.A portfolios for public and corporate
                                                                                                 pension plans, high net-worth
                                                                                                 individuals, foundations and
                                                                                                 endowments
      John Hancock International Holdings, Inc.                   100                    Boston, Holding company
                                                                                  Massachusetts,
                                                                                          U.S.A.
         Manulife Insurance (Malaysia) Berhad                    45.8              Kuala Lumpur, Malaysian life insurance company
                                                                                        Malaysia
      John Hancock International, Inc.                            100                    Boston, Holding company
                                                                                  Massachusetts,
                                                                                          U.S.A.
         John Hancock Tianan Life Insurance Company                50            Shanghai, China Chinese life insurance company

Item 27. Number of Contract Owners.


As of NOVEMBER 30, 2007, there were no qualified and no non-qualified contracts of the series offered hereby outstanding.


Item 28. Indemnification.

Article 10 of the Charter of the Company provides as follows:

TENTH: No director of the Corporation shall be personally liable to the Corporation or any of its shareholders for damages for any breach of duty as a director; provided, however, the foregoing provision shall not eliminate or limit (i) the liability of a director if a judgment or other final adjudication adverse to such director established his or her such acts or omissions were in bad faith or involved intentional misconduct or were acts or omissions (a) which he or she knew or reasonably should have known violated the New York Insurance Law or (b) which violated a specific standard of care imposed on directors directly, and not by reference, by a provision of the New York Insurance Law (or any regulations promulgated thereunder) or (c) which constituted a knowing violation of any other law, or establishes that the director personally gained in fact a financial profit or other advantage to which the director was not legally entitled or (ii) the liability of a director for any act or omission prior to the adoption of this Article by the shareholders of the Corporation. Any repeal or modification of this Article by the shareholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

Article VII of the By-laws of the Company provides as follows:

Section VII.1. Indemnification of Directors and Officers. The Corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she, his or her testator, testatrix or intestate, is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him or her in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation, except that no indemnification under this Section shall be made in respect of (1) a threatened action, or a pending action which is settled or is otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation, unless and only to the extent that the court in which the action was brought, or , if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

The Corporation may indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the Corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the Corporation served in any capacity at the request of the Corporation, by reason of the fact that he or she, his or her testator, testatrix or intestate, was a director or officer of the Corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his or her conduct was unlawful.

The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, of its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interest of the Corporation or that he or she had reasonable cause to believe that his or her conduct was unlawful.

Notwithstanding the foregoing, Registrant hereby makes the following undertaking pursuant to Rule 484 under the Securities Act of 1933:

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters.

     (a) Set forth below is information concerning other investment companies for which John Hancock Distributors, LLC ("JHD LLC"), the principal underwriter of the contracts, acts as investment adviser or principal underwriter.


NAME OF INVESTMENT COMPANY                                           CAPACITY IN WHICH ACTING
--------------------------                                           ------------------------
John Hancock Life Insurance Company (U.S.A.) Separate Account H      Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account A      Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account N      Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account I      Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account L      Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account M      Principal Underwriter
John Hancock Life Insurance Company of New York Separate Account A   Principal Underwriter
John Hancock Life Insurance Company of New York Separate Account B   Principal Underwriter
John Hancock Variable Annuity Account H                              Principal Underwriter
John Hancock Variable Annuity Account U                              Principal Underwriter
John Hancock Variable Annuity Account V                              Principal Underwriter
John Hancock Variable Life Account UV                                Principal Underwriter
John Hancock Variable Life Account I                                 Principal Underwriter
John Hancock Variable Life Account JF                                Principal Underwriter
John Hancock Variable Life Account S                                 Principal Underwriter
John Hancock Variable Life Account U                                 Principal Underwriter
John Hancock Variable Life Account V                                 Principal Underwriter


     (b) John Hancock Life Insurance Company (U.S.A.) is the sole member of John Hancock Distributors LLC (JHD LLC). The management of JHD LLC is vested in its board of managers (consisting of Edward Eng**, Steve Finch***, Lynne Patterson*, Christopher M. Walker**, Warren Thomson***, and Karen Walsh**) who have authority to act on behalf of JHD LLC.

*    Principal business office is 601 Congress Street, Boston, MA 02210

**   Principal business office is 200 Bloor Street, Toronto, Canada M4W 1E5

***  Principal business office is 197 Clarendon St, Boston, MA 02116

     (c)  None.

Item 30. Location of Accounts and Records.

All books and records are maintained at 100 Summit Lake Drive, Second Floor, Valhalla, New York 10595.

Item 31. Management Services.

The Company has entered into an Administrative Services Agreement with The Manufacturers Life Insurance Company ("Manulife"). This Agreement provides that under the general supervision of the Board of Directors of the Company, and subject to initiation, preparation and verification by the Chief Administrative Officer of the Company, Manulife shall provide accounting services related to the provision of a payroll support system, general ledger, accounts payable, tax and auditing services.

Item 32. Undertakings.


     (a) Representation of Insurer pursuant to Section 26 of the Investment Company Act of 1940.


          John Hancock Life Insurance Company of New York (the "Company") hereby represents that the fees and charges deducted under the Contracts issued pursuant to this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the Company.


     (b) Representation of Registrant Pursuant to Section 403(b) of the Internal Revenue Code of 1986, as amended



          Registrant is relying on a no-action letter issued in connection with funding vehicles for retirement plans meeting the requirements of
          Section 403(b) of the Internal Revenue Code of 1986, as amended, on November 28, 1988, SEC Reference No. IP-6-88, and is complying with the provisions of paragraphs 1-4 of such no action letter.



     (c)  Undertakings Pursuant to Item 32 of Form N-4



               (1) The Depositor and Registrant will file a post-effective amendment to this registration statement as frequently as is necessary to insure that the audited financial statements in the registration statement are never longer than 16 months old for so long as payments under the variable annuity contracts may be accepted;



               (2) The Depositor and Registrant will include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and



               (3) The Depositor and Registrant will deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant and the Depositor have caused this amended Registration Statement to be signed on their behalf in the City of Boston, Massachusetts, on this twenty-sixth day of December 2007.


JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT A
(Registrant)

By: JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK
    (Depositor)


By: /s/ James D. Gallagher
    -----------------------------------------------
    James D. Gallagher
    Chairman and President


JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK


By: /s/ James D. Gallagher
    -----------------------------------------------
    James D. Gallagher
    Chairman and President

                                   SIGNATURES


     As required by the Securities Act of 1933, this amended Registration Statement has been signed by the following persons in the capacities with the Depositor on the twenty-sixth day of December 2007.


Signature                              Title
---------                              -----


/s/ James D. Gallagher                 Chairman and President
------------------------------------   (Principal Executive Officer)
James D. Gallagher


/s/ Yiji Starr                         Vice President and CFO
------------------------------------   (Principal Financial Officer)
Yiji Starr


/s/ Jeffrey J. Whitehead               Controller
------------------------------------   (Principal Accounting Officer)
Jeffrey J. Whitehead


                 *                     Director
------------------------------------
Thomas Borshoff


                 *                     Director
------------------------------------
Marc Costantini


                 *                     Director
------------------------------------
Steven A. Finch


                 *                     Director
------------------------------------
Ruth Ann Fleming


                 *                     Director
------------------------------------
William P. Hicks III


                 *                     Director
------------------------------------
Katherine MacMillan


                 *                     Director
------------------------------------
Neil M. Merkl


                 *                     Director
------------------------------------
Lynne Patterson


                 *                     Director
------------------------------------
Bradford J. Race, Jr.


                 *                     Director
------------------------------------
Diana Scott


                 *                     Director
------------------------------------
Bruce R. Speca


                 *                     Director
------------------------------------
Robert L. Ullmann


*/s/ Thomas J. Loftus                  Senior Counsel - Annuities
------------------------------------
Thomas J. Loftus
Pursuant to Power of Attorney

                                  EXHIBIT INDEX


 ITEM NO.                                DESCRIPTION
----------                               -----------
24(b)14(a)   Power of Attorney (James D. Gallagher, Thomas Borshoff,  Marc
             Costantini, Steven A. Finch, Ruth Ann Fleming, William P. Hicks
             III, Katherine MacMillan, Neil M. Merkl, Lynne Patterson,
             Bradford J. Race Jr., Diana Scott, Bruce R. Speca, and Robert L.
             Ullmann)